SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

Contents

	Page
Report on Review of Interim Financial Statements	1
Consolidated Interim Statements of Financial Position	3
Consolidated Interim Statements of Comprehensive Income	4
Consolidated Interim Statements of Changes in Equity	6
Consolidated Interim Statements of Cash Flows	8
Notes to the Consolidated Interim Financial Statements	10

KPMG SAMJONG

KPMG SAMJONG Accounting Corp.
152, Teheran-ro, Gangnam-gu, Seoul 06236
(Yeoksam-dong, Gangnam Finance Center 27th Floor)
Republic of Korea

Tel +82 (2) 2112 0100
Fax +82 (2) 2112 0101
www.kr.kpmg.com

Independent Auditors' Review Report
Based on a report originally issued in Korean

The Board of Directors and Stockholders
Shinhan Financial Group Co., Ltd.:

Reviewed financial statements
We have reviewed the accompanying consolidated interim financial statements of Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the "Group"), which comprise the consolidated interim statement of financial position as of June 30, 2023, the consolidated interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2023, and the consolidated interim statements of changes in equity and cash flows for the six-month period ended June 30, 2023, and notes, comprising a summary of material accounting policy information and other explanatory information.

Management's responsibility
Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with Korean International Financial Reporting Standards ("K-IFRS") No.1034 *Interim Financial Reporting*, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' review responsibility
Our responsibility is to issue a report on these consolidated interim financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS 1034 *Interim Financial Reporting*.

Other matters
The procedures and practices utilized in the Republic of Korea to review such consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2022, and the consolidated interim statements of changes in equity and cash flows for the six-month period ended June 30, 2022 were reviewed by another auditor, and their report thereon, dated August 16, 2022, expressed that nothing was found for them to believe those financial statements are not presented fairly, in all material respects, in accordance with K-IFRS 1034 *Interim Financial Reporting.* The financial statements that another auditor reviewed are those before reflecting the adjustments due to the adoption of K-IFRS 1117 *Insurance Contracts*, and etc. described in Note 3. The accompanying consolidated statements of comprehensive income for the three-month period and six-month period ended Jun 30, 2022, and changes in equity and cash flows for the six-month period ended June 30, 2022, presented for comparative purposes, are those after reflecting such adjustments.



The consolidated statement of financial position of the Group as of December 31, 2022, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended (not presented herein) were audited by another auditor in accordance with Korean Standards on Auditing, and their report thereon, dated March 6, 2023, expressed an unqualified opinion. The financial statements that another auditor reviewed are those before reflecting the adjustments due to the adoption of K-IFRS 1117 *Insurance Contracts* described in Note 3. The accompanying consolidated statements of financial position of the Group as of December 31, 2022, presented for comparative purposes, are those after reflecting such adjustments.

As part of review procedures on the consolidated interim financial statements for the six-month period ended June 30, 2023, we have reviewed the adjustments to the accompanying consolidated interim financial statements presented for comparative purposes. Based on our review, nothing has come to our attention that causes us to believe that such adjustments are not prepared, in all material respects, in accordance with K-IFRS 1034 *Interim Financial Reporting*. We were not engaged to audit, review, or apply any other procedures to the accompanying consolidated financial statements presented for comparative purposes, other than with respect to the adjustments, and accordingly, we do not express an audit opinion or any other form of assurance on the accompanying consolidated interim financial statements presented for comparative purposes taken as a whole.

KPMG Samjong Accounting Corp.

KPMG Samjong Accounting Corp.
Seoul, Korea
August 14, 2023

This report is effective as of August 14, 2023, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Interim Statements of Financial Position
As of June 30, 2023 and December 31, 2022

(In millions of Korean won)	Notes		June 30, 2023 (Unaudited)	December 31, 2022
Assets				
Cash and due from banks at amortized cost	4, 7	₩	37,619,474	30,050,840
Financial assets at fair value through profit or loss	4, 8		64,125,632	61,508,281
Derivative assets	4, 9		5,153,378	6,460,652
Securities at fair value through other comprehensive income	4, 10		85,023,457	85,469,161
Securities at amortized cost	4, 10		35,081,770	33,371,198
Loans at amortized cost	4, 11		405,313,706	407,898,972
Property and equipment, net			3,894,708	4,011,097
Intangible assets			6,241,526	5,807,836
Investments in associates	12		2,939,518	2,904,474
Current tax receivable			31,320	26,307
Deferred tax assets			119,916	915,369
Investment property			383,750	363,108
Net defined benefit assets	16		318,208	456,838
Insurance contract assets	18		372	-
Reinsurance contract assets	18		76,563	88,772
Other assets	4, 11		30,612,819	25,071,114
Assets held for sale			30,829	29,211
Total assets		₩	676,966,946	664,433,230
Liabilities				
Deposits	4	₩	385,523,086	382,988,294
Financial liabilities at fair value through profit or loss	4, 13		1,630,642	1,146,110
Financial liabilities designated at fair value through profit or loss	4, 14		8,469,030	8,367,368
Derivative liabilities	4, 9		5,980,689	7,708,615
Borrowings	4		50,191,474	49,279,175
Debt securities issued	4, 15		74,482,320	77,288,783
Net defined benefit liabilities	16		50,685	14,664
Provisions	17		946,821	1,266,314
Current tax payable			255,917	702,143
Deferred tax liabilities			554,037	810,569
Insurance contract liabilities	18		45,926,027	45,904,773
Reinsurance contract liabilities	18		75,880	62,803
Investment contract liabilities			2,164,098	2,133,586
Other liabilities	4		44,686,556	33,336,475
Total liabilities			620,937,262	611,009,672
Equity	20			
Capital stock			2,969,641	2,969,641
Hybrid bonds			4,461,121	4,196,968
Capital surplus			12,094,968	12,095,043
Capital adjustments			(582,869)	(582,859)
Accumulated other comprehensive loss			(1,195,952)	(1,910,750)
Retained earnings			35,484,031	33,963,799
Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			53,230,940	50,731,842
Non-controlling interests			2,798,744	2,691,716
Total equity			56,029,684	53,423,558
Total liabilities and equity		₩	676,966,946	664,433,230

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Interim Statements of Comprehensive Income
For the three-month and six-month periods ended June 30, 2023 and 2022

(In millions of Korean won)	Notes		June 30, 2023 (Unaudited)		June 30, 2022 (Unaudited)	
			Three-month	Six-month	Three-month	Six-month
Interest income		₩	6,814,724	13,307,663	4,569,893	8,723,793
Interest expense			(4,120,541)	(8,039,638)	(1,952,516)	(3,624,247)
Net interest income	21		2,694,183	5,268,025	2,617,377	5,099,546
Fees and commission income			1,045,050	1,995,691	1,022,430	2,056,945
Fees and commission expense			(395,747)	(742,963)	(361,183)	(694,176)
Net fees and commission income	22		649,303	1,252,728	661,247	1,362,769
Insurance income			727,261	1,412,926	720,062	1,346,087
Reinsurance income			10,194	23,256	10,844	15,512
Insurance service expenses			(457,677)	(901,012)	(467,749)	(819,574)
Reinsurance service expenses			(19,010)	(37,594)	(13,429)	(27,131)
Net insurance income	18		260,768	497,576	249,728	514,894
Insurance finance income			13,247	26,518	465,399	716,130
Insurance finance expense			(75,221)	(364,844)	(28,980)	(36,013)
Net insurance finance income (expense)	19		(61,974)	(338,326)	436,419	680,117
Dividend income			60,729	129,201	57,102	99,385
Net gain (loss) on financial instruments at fair value through profit or loss			510,034	1,611,169	(577,169)	(926,679)
Net gain (loss) on financial instruments designated at fair value through profit or loss			15,707	(438,793)	245,728	488,426
Net gain (loss) on foreign currency transaction			25,117	226,176	(11,739)	103,347
Net gain (loss) on disposal of financial securities at fair value through other comprehensive income	10		5,599	(13,559)	(15,552)	(18,315)
Net gain (loss) on disposal of securities at amortized cost	10		(1)	356	(14)	(55)
Provision for allowance for credit loss	23		(522,279)	(983,483)	(350,201)	(598,748)
General and administrative expenses	24		(1,442,922)	(2,798,848)	(1,322,932)	(2,568,787)
Other operating expenses, net			(458,217)	(919,989)	(272,822)	(634,222)
Operating income			1,736,047	3,492,233	1,717,172	3,601,678
Equity method income	12		22,365	67,334	15,662	33,290
Other non-operating income (expense), net			(29,996)	25,612	47,129	54,676
Profit before income taxes			1,728,416	3,585,179	1,779,963	3,689,644
Income tax expense	26		459,636	902,056	462,940	967,583
Profit for the period		₩	1,268,780	2,683,123	1,317,023	2,722,061

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Interim Statements of Comprehensive Income (Continued)
For the three-month and six-month periods ended June 30, 2023 and 2022

(In millions of Korean won, except earnings per share data)	Notes	June 30, 2023 (Unaudited)		June 30, 2022 (Unaudited)	
		Three-month	Six-month	Three-month	Six-month
Other comprehensive income (loss) for the period, net of income tax	20				
Items that are or may be reclassified to profit or loss:					
Valuation gain (loss) on securities at fair value through other comprehensive income	₩	(745,255)	866,917	(2,625,407)	(5,179,694)
Equity in other comprehensive income (loss) of associates		4,261	6,154	(3,254)	(14,594)
Foreign currency translation adjustments for foreign operations		(53,452)	126,087	111,709	142,091
Net change in unrealized fair value of cash flow hedges		(29,693)	(7,300)	(35,687)	(63,322)
Net finance income (expense) on insurance contract assets (liabilities)		766,658	(164,257)	1,699,438	3,930,853
Net finance income (expense) on reinsurance contract assets (liabilities)		9,229	(3,831)	14,668	20,474
		(48,252)	823,770	(838,533)	(1,164,192)
Items that will never be reclassified to profit or loss:					
Remeasurement of the net defined benefit liabilities (assets)		(33,198)	(36,614)	191,025	192,843
Equity in other comprehensive income (loss) of associates		-	-	(2)	6
Valuation gain (loss) on securities at fair value through other comprehensive income		(17,780)	(67,538)	54,482	71,324
Gain (loss) on disposal of securities at fair value through other comprehensive income		-	(1,260)	1,639	1,919
Changes in own credit risk on financial liabilities designated at fair value through profit of loss		(3,666)	883	(1,427)	(1,161)
		(54,644)	(104,529)	245,717	264,931
Total other comprehensive income (loss), net of income tax		(102,896)	719,241	(592,816)	(899,261)
Total comprehensive income for the period	₩	1,165,884	3,402,364	724,207	1,822,800
Profit attributable to:					
Equity holders of Shinhan Financial Group Co., Ltd.	₩	1,238,265	2,626,223	1,297,542	2,682,360
Non-controlling interests		30,515	56,900	19,481	39,701
	₩	1,268,780	2,683,123	1,317,023	2,722,061
Total comprehensive income attributable to:					
Equity holders of Shinhan Financial Group Co., Ltd.	₩	1,135,245	3,343,340	706,027	1,786,877
Non-controlling interests		30,639	59,024	18,180	35,923
	₩	1,165,884	3,402,364	724,207	1,822,800
Earnings per share:	27				
Basic and diluted earnings per share in won	₩	2,295	4,847	2,380	4,903

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the six-month period ended June 30, 2022

(In millions of Korean won)

June 30, 2022

| | Equity attributable to equity holders of Shinhan Financial Group Co., Ltd. | | | | | | | |
	Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Non-controlling interests	Total
Balance at January 1, 2022 ₩	2,969,641	3,334,531	12,095,043	(664,429)	(984,936)	30,541,300	2,247,272	49,538,422
Adjustment on initial application of K-IFRS 1117 (Note 35)	-	-	-	-	79,713	597,815	-	677,528
Balance (restated) at January 1, 2022	2,969,641	3,334,531	12,095,043	(664,429)	(905,223)	31,139,115	2,247,272	50,215,950
Total comprehensive income								
Profit for the period	-	-	-	-	-	2,682,360	39,701	2,722,061
Other comprehensive income, net of income tax:								
Loss on valuation and disposal of securities at fair value through other comprehensive income	-	-	-	-	(5,102,233)		(4,218)	(5,106,451)
Equity in other comprehensive loss of associates	-	-	-	-	(14,588)		-	(14,588)
Foreign currency translation adjustments for foreign operations	-	-	-	-	141,989		102	142,091
Net change in unrealized fair value of cash flow hedges	-	-	-	-	(63,322)		-	(63,322)
Net finance income on insurance contract assets (liabilities)	-	-	-	-	3,930,853		-	3,930,853
Net finance income on reinsurance contract assets (liabilities)	-	-	-	-	20,474		-	20,474
Remeasurement of defined benefit liabilities (assets)	-	-	-	-	192,505		338	192,843
Changes in own credit risk on financial liabilities designated at fair value through profit or loss	-	-	-	-	(1,161)		-	(1,161)
Total other comprehensive loss	-	-	-	-	(895,483)	-	(3,778)	(899,261)
Total comprehensive income (loss)	-	-	-	-	(895,483)	2,682,360	35,923	1,822,800
Other changes in equity								
Annual dividends	-	-	-	-	-	(747,705)	-	(747,705)
Quarterly dividends	-	-	-	-	-	(213,270)	-	(213,270)
Dividends to hybrid bonds	-	-	-	-	-	(72,243)	-	(72,243)
Issuance of hybrid bonds	-	598,291	-	-	-	-	-	598,291
Acquisition of treasury stock (Note 20)	-	-	-	(150,000)	-	-	-	(150,000)
Retirement of treasury stock (Note 20)	-	-	-	150,000	-	(150,029)	-	(29)
Change in other capital adjustments	-	-	-	(259)	-	-	-	(259)
Change in other non-controlling interests	-	-	-	86,711	-	-	65,827	152,538
	-	598,291	-	86,452	-	(1,183,247)	65,827	(432,677)
Reclassification between OCI and retained earnings	-	-	-	-	(4,467)	4,467	-	-
Balance at June 30, 2022 (Unaudited) ₩	2,969,641	3,932,822	12,095,043	(577,977)	(1,805,173)	32,642,695	2,349,022	51,606,073

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Interim Statements of Changes in Equity (Continued)
For the six-month period ended June 30, 2023

(In millions of Korean won)

June 30, 2023

	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.						Non-controlling interests	Total
	Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings		
Balance at January 1, 2023	₩ 2,969,641	4,196,968	12,095,043	(582,859)	(1,910,750)	33,963,799	2,691,716	53,423,558
Total comprehensive income								
Profit for the period	-	-	-	-	-	2,626,223	56,900	2,683,123
Other comprehensive income, net of income tax:								
Gain on valuation and disposal of securities at fair value through other comprehensive income	-	-	-	-	796,612	-	1,507	798,119
Equity in other comprehensive income of associates	-	-	-	-	6,154	-	-	6,154
Foreign currency translation adjustments for foreign operations	-	-	-	-	125,391	-	696	126,087
Net change in unrealized fair value of cash flow hedges	-	-	-	-	(7,300)	-	-	(7,300)
Net finance loss on insurance contract assets (liabilities)	-	-	-	-	(164,257)	-	-	(164,257)
Net finance loss on reinsurance contract assets (liabilities)	-	-	-	-	(3,831)	-	-	(3,831)
Remeasurement of defined benefit liabilities (assets)	-	-	-	-	(36,535)	-	(79)	(36,614)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss	-	-	-	-	883	-	-	883
Total other comprehensive income	-	-	-	-	717,117	-	2,124	719,241
Total comprehensive income	-	-	-	-	717,117	2,626,223	59,024	3,402,364
Other changes in equity								
Annual dividends	-	-	-	-	-	(455,215)	-	(455,215)
Quarterly dividends	-	-	-	-	-	(274,357)	-	(274,357)
Dividends to hybrid bonds	-	-	-	-	-	(91,954)	-	(91,954)
Issuance of hybrid bonds	-	398,831	-	-	-	-	-	398,831
Redemption of hybrid bonds	-	(134,678)	-	(322)	-	-	-	(135,000)
Transfer of redemption loss of hybrid bonds to retained earnings	-	-	-	317	-	(317)	-	-
Acquisition of treasury stock (Note 20)	-	-	-	(285,947)	-	-	-	(285,947)
Retirement of treasury stock (Note 20)	-	-	-	285,947	-	(286,005)	-	(58)
Preferred stock converted to common stock	-	-	(75)	-	-	-	-	(75)
Change in other capital adjustments	-	-	-	55	-	(462)	-	(407)
Change in other non-controlling interests	-	-	-	(60)	-	-	48,004	47,944
	-	264,153	(75)	(10)	-	(1,108,310)	48,004	(796,238)
Reclassification between OCI and retained earnings	-	-	-	-	(2,319)	2,319	-	-
Balance at June 30, 2023 (Unaudited)	₩ 2,969,641	4,461,121	12,094,968	(582,869)	(1,195,952)	35,484,031	2,798,744	56,029,684

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Interim Statements of Cash Flows (Continued)
For the six-month periods ended June 30, 2023 and 2022

		Six-month periods ended June 30	
(In millions of Korean won)	**Notes**	**2023** (Unaudited)	**2022** (Unaudited)
Cash flows from operating activities			
Profit before income taxes	₩	3,585,179	3,689,644
Adjustments for:			
Interest income	21	(13,307,663)	(8,723,793)
Interest expense	21	8,039,638	3,624,247
Dividend income		(129,201)	(99,385)
Net fees and commission expense		157,811	64,278
Net gain (loss) on financial instruments at fair value through profit or loss		(834,246)	804,596
Net gain (loss) on derivatives		(81,328)	808,361
Net gain on foreign currency translation		(100,267)	(172,607)
Net loss (gain) on financial instruments designated at fair value through profit or loss		208,735	(620,381)
Net loss on disposal of securities at fair value through other comprehensive income	10	13,559	18,315
Net gain (loss) on disposal of securities at amortized cost	10	(356)	55
Provision for allowance for credit loss	23	983,483	598,748
Employee benefits		67,878	94,544
Depreciation and other amortization	24	574,869	479,008
Other operating expense		324,541	362,060
Equity method income	12	(67,334)	(33,290)
Other non-operating income		(54,792)	(78,730)
		(4,204,673)	(2,873,974)
Changes in assets and liabilities:			
Due from banks at amortized cost		347,259	(1,017,441)
Securities at fair value through profit or loss		(618,632)	1,567,698
Loans at fair value through profit or loss		183,730	(164,702)
Financial instruments designated at fair value through profit or loss		(317,074)	(51,441)
Derivative instruments		(598,208)	(200,634)
Loans at amortized cost		2,680,673	(14,720,012)
Insurance contract assets		29	-
Reinsurance contract assets		12,347	(30,077)
Other assets		(6,309,298)	(11,438,823)
Deposits		2,437,804	8,560,235
Net defined benefit liabilities (assets)		64,631	(166,027)
Provisions		(360,213)	(22,964)
Insurance contract liabilities		(957,361)	(1,208,369)
Reinsurance contract liabilities		7,299	(179,536)
Investment contract liabilities		40,623	(55,488)
Other liabilities		9,000,634	15,677,084
		5,614,243	(3,450,497)
Income taxes paid		(1,017,312)	(954,359)
Interest received		12,735,007	8,493,676
Interest paid		(5,449,043)	(2,597,793)
Dividends received		134,959	95,971
Net cash flow from operating activities	₩	11,398,360	2,402,668

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Interim Statements of Cash Flows (Continued)
For the six-month periods ended June 30, 2023 and 2022

(In millions of Korean won)	Notes	Six-month periods ended June 30	
		2023 (Unaudited)	2022 (Unaudited)
Cash flows from investing activities			
Decrease in financial instruments at fair value through profit or loss	₩	2,594,339	2,387,329
Acquisition of financial instruments at fair value through profit or loss		(3,198,182)	(3,068,807)
Decrease in financial securities at fair value through other comprehensive income		21,223,747	9,894,427
Acquisition of securities at fair value through other comprehensive income		(19,567,268)	(14,898,819)
Decrease in securities at amortized cost		1,522,609	2,643,949
Acquisition of securities at amortized cost		(3,144,825)	(4,479,692)
Proceeds from disposal of property and equipment		9,028	88,119
Acquisition of property and equipment		(106,041)	(135,901)
Proceeds from disposal of intangible assets		19,167	12,363
Acquisition of intangible assets		(190,136)	(316,241)
Proceeds from disposal of investments in associates		179,849	288,112
Acquisition of investments in associates		(194,930)	(427,483)
Proceeds from disposal of investment property		166,712	230,148
Acquisition of investment property		(3,135)	(2,232)
Disposal of assets held-for-sale		1,576	20,073
Change in other assets		(175,588)	(54,388)
Proceeds from settlement of hedging derivative financial instruments		6,440	11,587
Payment of settlement of hedging derivative financial instruments		(30,063)	(48,061)
Net cash flows from business combinations		-	(27,505)
Net cash flow from investing activities	₩	(886,701)	(7,883,022)
Cash flows from financing activities			
Redemption of hybrid bonds	₩	(135,000)	-
Issuance of hybrid bonds		398,831	598,291
Net change in borrowings		1,016,778	6,810,398
Proceeds from debt securities issued		18,953,921	18,976,455
Repayments of debt securities issued		(22,197,747)	(18,792,401)
Increase in financial liabilities designated at fair value through profit or loss		209,969	49,993
Changes in other liabilities		60,286	88,616
Dividends paid		(821,158)	(1,032,715)
Proceeds from settlement of hedging derivative financial instruments		1,307,419	969,470
Payment of settlement of hedging derivative financial instruments		(1,232,115)	(945,637)
Increase(decrease) in non-controlling interests		47,531	(298,953)
Acquisition of treasury stock		(285,947)	(150,000)
Retirement costs for treasury stock		(57)	(29)
Redemption of lease liabilities		(136,777)	(142,978)
Conversion costs for preferred stock to common stock		(75)	-
Net cash flow from financing activities		(2,814,141)	6,130,510
Effect of exchange rate changes on cash and cash equivalents held		51,707	96,886
Increase in cash and cash equivalents		7,749,225	747,042
Cash and cash equivalents at the beginning of the period	29	24,413,946	24,585,673
Cash and cash equivalents at the end of the period	29 ₩	32,163,171	25,332,715

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022

1. **Reporting entity**

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the "Group") are summarized as follows:

(a) Controlling company

Shinhan Financial Group Co., Ltd. (the "Shinhan Financial Group" or the "Company"), the controlling company, is incorporated on September 1, 2001 for the main purposes of controlling, managing and funding Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan BNP Asset Management Co., Ltd. by way of share transfers. The total capital stock amounted to ₩1,461,721 million. Also, Shinhan Financial Group's shares have been listed on the Korea Exchange since September 10, 2001, and Shinhan Financial Group's American Depositary Shares have been registered with the Securities and Exchange Commission (SEC) and listed on the New York Stock Exchange since September 16, 2003.

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of June 30, 2023 and December 31, 2022 are as follows:

			Date of financial information	Ownership (%)	
Investor	Investee (*1)	Location		June 30, 2023	December 31, 2022
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Korea	June 30	100.0	100.0
〃	Shinhan Card Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Securities Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Life Insurance Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Capital Co., Ltd.	〃	〃	100.0	100.0
〃	Jeju Bank	〃	〃	75.3	75.3
〃	Shinhan Asset Management Co., Ltd.	〃	〃	100.0	100.0
〃	SHC Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan DS	〃	〃	100.0	100.0
〃	Shinhan Savings Bank	〃	〃	100.0	100.0
〃	Shinhan Asset Trust Co. Ltd	〃	〃	100.0	100.0
〃	Shinhan Fund Partners Co., Ltd.(*2)	〃	〃	99.8	99.8
〃	Shinhan REITs Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan AI Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Venture Investment Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan EZ General Insurance, Ltd.	〃	〃	85.1	85.1
Shinhan Bank	Shinhan Bank America	USA	〃	100.0	100.0
〃	Shinhan Bank Europe GmbH	Germany	〃	100.0	100.0
〃	Shinhan Bank Cambodia	Cambodia	〃	97.5	97.5
〃	Shinhan Bank Kazakhstan Limited	Kazakhstan	〃	100.0	100.0
〃	Shinhan Bank Canada	Canada	〃	100.0	100.0
〃	Shinhan Bank (China) Limited	China	〃	100.0	100.0
〃	Shinhan Bank Japan	Japan	〃	100.0	100.0
〃	Shinhan Bank Vietnam Ltd.	Vietnam	〃	100.0	100.0
〃	Banco Shinhan de Mexico	Mexico	〃	99.9	99.9
〃	PT Bank Shinhan Indonesia	Indonesia	〃	99.0	99.0
Shinhan Bank Japan	SBJDNX	Japan	〃	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022

1. Reporting entity (continued)

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of June 30, 2023 and December 31, 2022 are as follows (continued):

Investor	Investee (*1)	Location	Date of financial information	Ownership (%) June 30, 2023	Ownership (%) December 31, 2022
Shinhan Card Co., Ltd.	Shinhan Credit Information Co., Ltd.	Korea	June 30	100.0	100.0
〃	LLP MFO Shinhan Finance	Kazakhstan	〃	100.0	100.0
〃	PT. Shinhan Indo Finance	Indonesia	〃	76.3	76.3
〃	Shinhan Microfinance Co., Ltd.	Myanmar	〃	100.0	100.0
〃	Shinhan Vietnam Finance Co., Ltd.	Vietnam	〃	100.0	100.0
Shinhan Securities Co., Ltd.	Shinhan Securities America Inc.	USA	〃	100.0	100.0
〃	Shinhan Securities Asia Ltd.	Hong Kong	〃	100.0	100.0
〃	SHINHAN SECURITIES VIETNAM CO., LTD.	Vietnam	〃	100.0	100.0
〃	PT. Shinhan Sekuritas Indonesia	Indonesia	〃	99.0	99.0
PT Shinhan Sekuritas Indonesia	PT. Shinhan Asset Management Indonesia	Indonesia	〃	75.0	75.0
Shinhan Life Insurance Co., Ltd.	Shinhan Financial Plus	Korea	〃	100.0	100.0
〃	Shinhan CubeOn Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Life Insurance Vietnam Co., Ltd.	Vietnam	〃	100.0	100.0
Shinhan Asset Management Co., Ltd.	SHINHAN ASSET MGT HK, LIMITED	Hong Kong	〃	100.0	100.0
Shinhan DS	SHINHAN DS VIETNAM CO., LTD.	Vietnam	〃	100.0	100.0

(*1) Subsidiaries such as trust, beneficiary certificate, securitization special purpose companies and private equity funds which are not actually operating their own business are excluded.
(*2) Shinhan AITAS Co., Ltd. has changed its name to Shinhan Fund Partners on April 3, 2023.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022

1. **Reporting entity (continued)**

(c) Consolidated structured entities

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description
Trust	Shinhan Bank (including development trust) and 17 others	A trust is consolidated when the Group as a trustee is exposed to variable returns, in which the Group has to compensate for the loss if principle or interest amounts of the entrusted properties falls below guaranteed amount, and when the Group has the ability to affect those returns.
Asset-Backed Securitization	MPC Yulchon Green I and 234 others	An entity for asset-backed securitization is consolidated when the Group has sole decision-making authority to dispose assets or change the conditions of the assets, and when the Group is exposed to or has rights to related variable returns by providing credit enhancement and purchases of subordinated securities.
Structured Financing	SHPE Holdings One Co., Ltd.	An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated when the Group has the greatest credit to the entity, has sole decision-making authority of these entities due to the entities default, and is exposed to or has rights to related variable returns.
Investment Fund	One Shinhan Futures Innovation Investment fund I and 157 others	An investment fund is consolidated when the Group manages or invests assets of the investment funds on behalf of other investors as a collective investor or a business executive, has the ability to dismiss the manager of the investment funds, and is exposed to or has rights to the variable returns.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

1. <u>**Reporting entity (continued)**</u>

(d) Summarized financial information of the subsidiaries

i) The summarized financial information of the controlling company and the Group's major consolidated subsidiaries as of June 30, 2023 and December 31, 2022 is as follows:

Investees (*1)(*2)	June 30, 2023			December 31, 2022		
	Asset balance	Liability balance	Equity balance	Asset balance	Liability balance	Equity balance
Shinhan Financial Group(separate) ₩	38,133,986	10,572,230	27,561,756	37,456,314	10,779,765	26,676,549
Shinhan Bank	497,164,325	465,052,127	32,112,198	491,981,392	460,814,132	31,167,260
Shinhan Card Co., Ltd.	42,619,033	34,829,918	7,789,115	43,050,321	35,591,567	7,458,754
Shinhan Securities Co., Ltd.	50,201,194	44,729,077	5,472,117	43,821,577	38,479,027	5,342,550
Shinhan Life Insurance Co., Ltd.	57,332,361	48,834,511	8,497,850	56,501,131	48,380,592	8,120,539
Shinhan Capital Co., Ltd.	12,641,750	10,521,434	2,120,316	13,035,892	11,048,996	1,986,896
Jeju Bank	7,205,405	6,673,791	531,614	7,320,304	6,798,450	521,854
Shinhan Asset Management Co., Ltd.	336,045	97,590	238,455	319,511	88,519	230,992
SHC Management Co., Ltd.	9,910	-	9,910	9,746	-	9,746
Shinhan DS	112,441	62,632	49,809	107,366	59,833	47,533
Shinhan Savings Bank	3,125,558	2,788,711	336,847	3,043,506	2,723,713	319,793
Shinhan Asset Trust Co., Ltd.	440,572	77,586	362,986	435,815	110,981	324,834
Shinhan Fund Partners (*3)	101,010	17,460	83,550	94,725	10,147	84,578
Shinhan REITs Management Co., Ltd.	57,873	3,963	53,910	58,610	5,559	53,051
Shinhan AI Co., Ltd.	39,730	2,134	37,596	41,431	2,264	39,167
Shinhan Venture Investment Co., Ltd.	151,821	72,532	79,289	140,310	63,309	77,001
Shinhan EZ General Insurance, Ltd.	232,788	97,381	135,407	222,980	86,145	136,835

(*1) The summarized financial statements of the consolidated subsidiaries are based on consolidated financial statements, if applicable.
(*2) Subsidiaries such as trust, beneficiary certificate, securitization special purpose companies and private equity funds which are not actually operating their own business are excluded.
(*3) Shinhan AITAS Co., Ltd. has changed its name to Shinhan Fund Partners on April 3, 2023.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

1. <u>**Reporting entity (continued)**</u>

ii) The six-month periods ended June 30, 2023 and 2022 are as follows:

Investees (*1),(*2)		June 30, 2023			June 30, 2022		
		Operating income	Net income (loss) (*3)	Com-prehensive income (loss) (*3)	Operating income	Net income (*3)	Com-prehensive income (loss) (*3)
Shinhan Financial Group (separate)	₩	1,997,317	1,730,323	1,729,553	1,708,460	1,350,630	1,351,709
Shinhan Bank		20,129,193	1,680,697	2,044,901	19,004,865	1,683,432	1,057,284
Shinhan Card Co., Ltd.		2,674,095	317,604	301,149	2,473,253	413,527	431,924
Shinhan Investment Corp.		5,366,404	241,858	233,718	5,840,154	188,998	229,610
Shinhan Life Insurance Co., Ltd.		3,387,237	311,682	544,971	3,570,375	236,054	(203,618)
Shinhan Capital Co., Ltd.		613,384	190,056	185,123	537,421	203,647	205,349
Jeju Bank		177,517	8,700	14,464	121,828	10,226	(5,473)
Shinhan Credit Information Co., Ltd. (*4)		-	-	-	20,705	1,029	1,450
Shinhan Asset Management Co., Ltd.		70,195	14,479	14,464	139,909	40,880	40,695
SHC Management Co., Ltd.		-	164	164	-	26	26
Shinhan DS		143,428	3,696	2,276	126,923	3,451	3,665
Shinhan Savings Bank		137,983	16,993	17,055	115,544	21,715	21,916
Shinhan Asset Trust Co., Ltd.		74,897	38,327	38,151	76,944	40,498	40,893
Shinhan Fund Partners (*5)		30,840	5,030	5,030	27,778	4,628	4,628
Shinhan REITs Management Co., Ltd.		4,995	864	860	6,136	1,774	1,773
Shinhan AI Co., Ltd.		5,243	(1,564)	(1,571)	6,122	87	81
Shinhan Venture Investment Co, Ltd.		12,472	2,261	27	12,480	3,637	3,637
Shinhan EZ General Insurance, Ltd.		17,898	(1,339)	(1,427)	-	-	-

(*1) The summarized financial statements of the consolidated subsidiaries are based on consolidated financial statements, if applicable.
(*2) Subsidiaries such as trust, beneficiary certificate, securitization special purpose companies and private equity funds which are not actually operating their own business are excluded.
(*3) It includes non-controlling interests.
(*4) 100% shares were sold to Shinhan Card Co., Ltd. on July 28, 2022.
(*5) Shinhan AITAS Co., Ltd. has changed its name to Shinhan Fund Partners on April 3, 2023.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022

2. **Basis of preparation**

(a) Statement of compliance

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The consolidated interim financial statements of the Group are prepared in accordance with Korean International Financial Reporting Standards ("K-IFRS"). These consolidated interim financial statements are prepared under K-IFRS 1034, '*Interim Financial Reporting*' and contains less information than required in the annual consolidated financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as of and for the year ended December 31, 2022.

(b) Use of estimates and judgments

The preparation of the consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, incomes and expenses. When estimates and assumptions based on management's judgment as of the end of the interim reporting period differ from the actual circumstances, the related actual results may differ from these estimates.

Estimates and underlying assumptions about estimates are continually reviewed, and changes in accounting estimates are recognized for the period in which the estimates are changed and the period to be affected in the future. Income tax expense in the interim period is measured by applying the expected annual income tax rate, i.e. the estimated average annual effective income tax rate.

In preparing the consolidated interim financial statements, the significant judgments made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were, except for the method of estimation used to determine the income tax expense for the interim period, the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2022

1) Adoption of K-IFRS 1117 '*Insurance Contracts*

The Group applied K-IFRS 1117 'Insurance Contracts' on accounting periods beginning on 1 January 2023. This Standard replaces K-IFRS 1104 'Insurance Contracts'.

The accompanying consolidated interim financial statements are prepared in accordance with K-IFRS 1117. In addition, the consolidated financial position as of January 1, 2022 (the transition date), which is not disclosed, is retrospectively restated.

K-IFRS 1117 provides new or revised requirements relating to recognition, measurement, presentation and disclosure principles of insurance contracts, reinsurance contracts and investment contracts with discretionary participation features. The Standard significantly changed the insurer's accounting treatment by requiring groups of insurance contracts to be measured at current estimates of future cash flows expected to occur in the performance of the contract and at risk adjustments and insurance contract margins for separate non-financial risks. The effects of K-IFRS 1117 on financial statements are as follows.

① Recognition, measurement, and presentation of insurance contracts

Based on K-IFRS 1117, insurance revenue in each reporting period represents the changes in the liabilities for remaining coverage that relate to services for which the Group expects to receive consideration and a systematic allocation of premiums that relate to recovering insurance acquisition cash flows.

Investment components (including insurance contract loans) are excluded from insurance revenue and insurance service costs. Under K-IFRS 1104, premiums paid for each payment method under the insurance contract were recognized as revenue.

The Group decided to subdivide insurance finance income or expenses into profit or loss and other comprehensive income, and present net insurance income separately consisting of insurance revenue and insurance service expenses.

The Group uses the premium allocation approach, a simplified methodology, for measurement of certain types of insurance contracts. Measurement of the liability for remaining coverage under the premium allocation approach is similar to the accounting treatment under K-IFRS 1104. However, the Group estimates liabilities for incurred claims under the premium allocation

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022

2. Basis of preparation (continued)

(b) Use of estimates and judgments (continued)

approach based on the time value of money and the effect of financial risk of future cash flows, and risk adjustments for non-financial risk separately, if the cash flows are expected to be paid more than one year from the date of the incurred claim.

Insurance acquisition cash flows generally include the present value of estimated future cash flows from insurance contracts. For insurance acquisition cash flows from insurance contracts with a coverage period of less than one year under the premium allocation approach, the Group chose to recognize those in profit or loss. Under K-IFRS 1104, all acquisition costs were separated from the related insurance contracts and recognized as separate assets (deferred acquisition costs).

The profit or loss of the reinsurance contract held is presented separately from the profit or loss of the insurance contract issued.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022

3. Material accounting policies

(a) The Group applies the same accounting policies applied as when preparing the annual consolidated financial statements for the year ended December 31, 2022, except for the following amendments that has been applied for the first time since January 1, 2023 and as described in Note 2. (b).

i) Amendments to K-IFRS 1117 'Insurance Contracts'

The main characteristics of K-IFRS 1117 are recognition of insurance contracts revenue on an accrual basis, measurement of insurance contract liabilities using discounted probability-weighted current estimates of future cash flows, and presentation of insurance contracts income or expenses, separately from investment income or expenses.

① Measurement of insurance contract liabilities using discounted probability-weighted current estimates of future cash flows
The group identifies a portfolio of insurance contracts consisting of contracts that are exposed to similar risks and are managed together, and then separates the group of insurance contracts into similar profitable contracts within the portfolio. It then estimates cash flows expected to occur within the boundaries of the insurance contract for each group of insurance contracts and measures the insurance liability at current estimates of future cash flows expected to occur in the performance of the contract, reflecting the assumptions and risks on the reporting date.

As a result, insurance liabilities for each set of insurance contracts as of the end of the reporting period are measured as an estimate of future cash flows (reflecting insurance contract loans, cash flows related to options and guarantees, the time value of money, etc.), risk adjustment and insurance margin.

Insurance contract margins represent unrealized gains that will be recognized in the future as insurance services are provided, and the negative (-) insurance margin is not to be recognized, but rather it is classified as a group of loss contracts and recognized in profit or loss immediately. In the case of insurance contracts without direct participation features, changes in cash flow related to future services are adjusted in the insurance contract margin using a discount rate at initial recognition, and the time value, financial risk, and effect of changes are not adjusted in the insurance contract margin.

On the other hand, reinsurance contracts refer to insurance contracts issued by reinsurance companies to compensate for claims arising from original insurance contracts issued by other insurance companies. A set of insurance contracts also applies a consistent assumption with the original set of insurance contracts when estimating the present value of future cash flows for the set of insurance contracts.

② Recognition of insurance revenue on an accrual basis
For insurance revenue, it is recognized during the accounting year on an accrual basis, with measurement of insurance contracts with recognition of profit over the period that services are provided. Insurance revenue recognized for the current period is an estimated amount at the beginning of the period, including premiums and expenses, changes in risk adjustment, insurance contract margin for services provided to the policyholder. Insurance revenue related to insurance acquisition cash flows recognized as a systematic allocation of the premium portion related to the collection of insurance acquisition cash flows. Any investment component (the amount an insurance contract requires the entity to repay to a policyholder in all circumstances, regardless of whether an insured event occurs) is excluded from insurance revenue.

③ Presentation of insurance income or expense
The group chose an accounting policy that separates insurance revenue and insurance income or expense including insurance service expense for presentation. Insurance finance income or expense, includes the time value of money, financial risks, and the change effects related to the group of insurance contracts, is recognized either profit or loss or other comprehensive income during the period as the accounting policy of the Group.

④ Accounting policy for transition and the transition effects
Based on the transition provisions of K-IFRS 1117, each group of insurance contracts shall be identified, recognized, and measured (a full retrospective method) as if this Standard had been applied. If a retrospective application is impractical, the Group can apply either the modified retrospective approach or the fair value approach to contracts. However, for insurance contracts with direct participation features that meet certain requirements, the fair value approach can be applied even if the full retrospective method is practical.

The Group applied either the modified retrospective approach or the fair value approach to contracts if the full retrospective application is impractical. For insurance contracts with direct participation features that meet certain requirements, the Group applied the fair value approach.

The effects on the date of transition and the date of the initial application of the key changes in the Group's financial statements resulting from its adoption of K-IFRS 1117 are disclosed in Note 35.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022

3. **Material accounting policies (continued)**

ii) Amendments to K-IFRS 1001 'Presentation of Financial Statements' –Disclosure of Accounting Policies

The amendments define material accounting policy information and require disclosure of material accounting policy information. The Group expects that the amendments will not have a significant impact on the consolidated financial statements.

iii) Amendments to K-IFRS 1001 'Presentation of Financial Statements'– Disclosure of gains or losses on valuation of financial liabilities with variable exercise price

The amendments require disclosure of the carrying amount of financial liabilities and the related gain or loss, if all or part of financial instruments with variable exercise price as the contractual term are classified as financial liabilities. The Group expects that the amendments will not have a significant impact on the consolidated financial statements.

iv) Amendments to K-IFRS 1008 'Accounting Policies, Changes in Accounting Estimates and Errors'– Definition of Accounting Estimates

The amendments define accounting estimates and clarify the way to distinguish changes in accounting policies from changes in accounting estimates. The Group expects that the amendments will not have a significant impact on the consolidated financial statements.

v) Amendments to K-IFRS 1012 'Income Taxes'- Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendments add a requirement to the initial recognition exemption by requiring entities to recognize the deferred tax on transactions that give rise to equal amounts of taxable and deductible temporary differences. The amendments will not have a significant impact on the consolidated financial statements.

vi) K-IFRS 1007, 'Statements of Cash flows' – Cash and cash equivalents

The Group did not classify deposits with restrictions under relevant regulations, such as reserve deposits, as cash and cash equivalents. However, in accordance with the IFRS Interpretation Committee's agenda decision in April 2022 'Demand Deposits with Restrictions on Use arising from a Contract with a Third Party' and the response to K-IFRS inquiry on December 2022 stating 'whether the reserve deposit should be classified as cash and cash equivalents', the Group reclassified the reserve deposits corresponding to demand deposits as cash and cash equivalents retroactively. The impact of this change in accounting policy is as follows:

①   Impact on consolidated statements of cash flows

		June 30, 2022	Adjustment	June 30, 2022 (after adjustment)
Cash flows from operating activities	₩	919,500	1,442,000	2,361,500
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies		91,309	4,253	95,562
Cash and cash equivalents at the beginning of the period		13,083,885	11,019,558	24,103,443
Cash and cash equivalents at the end of the period	₩	12,310,341	12,465,811	24,776,152

(b) The following new accounting amendments are published but are not mandatory as of June 30, 2023.

i) Amendments to K-IFRS 1001 'Presentation of Financial Statements' amended - Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability includes the transfer of the entity's own equity instruments, however, it would be excluded if an option to settle them by the entity's own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2024, and earlier application is permitted. The Group currently reviews the effects of the amendments on its financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022

4. <u>**Financial risk management**</u>

(a) Overview

Shinhan Financial Group Co., Ltd. (collectively the "Group") manages various risks that may be arisen by each business sector and the major risks to which the Group is exposed include credit risk, market risk, interest rate risk, and liquidity risk. These risks are recognized, measured, controlled, and reported in accordance with risk management guidelines established at the controlling company level and at the subsidiary level.

i) Risk management principles

The risk management principles of the Group are as follows:

- All business activities take into account the balance of risks and profits within a predetermined risk trend.
- The controlling company shall present the Group Risk Management Model Standards and supervise their compliance and have responsibility and authority for group-level monitoring.
- Operate a risk-related decision-making system that enhances management's involvement.
- Organize and operate risk management organizations independent of the business sector.
- Operate a performance management system that clearly considers risks when making business decisions.
- Aim for preemptive and practical risk management functions.
- Share a cautious view to prepare for possible deterioration of the situation.

ii) Risk management organization

The basic policies and strategies for risk management of the Group are established by the Risk Management Committee (collectively the "Group Risk Management Committee") within the controlling company's Board of Directors. The Group's Chief Risk Management Officer (CRO) assists the Group Risk Management Committee and consults the risk policies and strategies of the group and each subsidiary through the Group Risk Council, which includes the Chief Risk Management Officer of each subsidiary. The subsidiary implements the risk policies and strategies of the Group through each company's risk management committee, risk-related committee, and risk management organization, and consistently establishes and implements the detailed risk policies and strategies of the subsidiary. The risk management team of the controlling company assists the Group's Chief Risk Management Officer for risk management and supervision.

Shinhan Financial Group has a hierarchical limit system to manage the risks of the Group to an appropriate level. The Group Risk Management Committee sets the risk limits that can be assumed by the Group and its subsidiaries, while the Risk Management Committee and the Committee of each subsidiary set and manage detailed risk limits by risk, department, desk, and product types.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022

4. **Financial risk management (continued)**

(a) Overview (continued)

ii) Risk management organization (continued)

① Group Risk Management Committee

The Group established the risk management system for the Group and each of its subsidiaries, and comprehensively manages group risk-related matters such as establishing risk policies, limits, and approvals. The Committee consists of directors of the Group.

The resolution of the Committee is as follows:

- Establish risk management basic policy in line with management strategy
- Determine the level of risk that can be assumed by the Group and each subsidiary
- Approve appropriate investment limit or loss allowance limit
- Enact and amend the Group Risk Management Regulations and the Group Risk Council Regulations
- Matters concerning risk management organization structure and division of duties
- Matters concerning the operation of the risk management system
- Matters concerning the establishment of various limits and approval of exceptions to the limits
- Make decisions on approval of the FSS's internal rating law for non-retail and retail credit rating systems
- Matters concerning risk disclosure policy
- Analysis of crisis situation, related capital management plan and financing plan
- Matters deemed necessary by the board of directors
- Materials required by external regulations such as the Financial Services Commission and other regulations and guidelines
- Matters deemed necessary by the Chairman

The resolution of the Group Risk Management Committee is reported to the Board of Directors.

② Group Risk Management Council

In order to maintain the Group's risk policy and strategy consistently, the Group decides what is necessary to discuss the risks of the Group and to carry out the policies set by the Group Risk Management Committee. The members are chaired by the group's risk management officer and consist of the risk management officers of major subsidiaries.

iii) Group risk management system

① Management of the risk capital

Risk capital refers to the capital required to compensate for the potential loss (risk) if it is actually realized. Risk capital management refers to the management of the risk assets considering its risk appetite, which is a datum point on the level of risk burden compared to available capital, so as to maintain the risk capital at an appropriate level. The Group and subsidiaries establish and operate a risk planning process to reflect the risk plan in advance when establishing financial and business plans for risk capital management and establish a risk limit management system to control risk to an appropriate level.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022

4. **Financial risk management (continued)**

(a) Overview (continued)

iii) Group Risk Management System (continued)

② Risk monitoring

In order to proactively manage risks by periodically identifying risk factors that can affect the group's business environment, the Group has established a multi-dimensional risk monitoring system. Each subsidiary is required to report to the Group on key issues that affect risk management at the group level. The Group prepares weekly, monthly, and occasional monitoring reports to report to Group management including the CRO.

In addition, the Risk Dashboard is operated to derive abnormal symptoms through three-dimensional monitoring of expansion of major portfolios, increased risks, and external environmental changes of assets for each subsidiary. If necessary, the Group takes preemptive risk management to establish and implement countermeasures.

③ Risk review

When conducting new product, new business and major policy changes, risk factors are reviewed by using a pre-defined checklist to prevent indiscriminate promotion of business that is not easy to judge risk and to support rational decision making. The subsidiary's risk management department conducts a preliminary review and post-monitoring process on products, services, and projects to be pursued in the business division. In case of matters that are linked or jointly promoted with other subsidiaries, the risk reviews are carried out after prior consultation with the risk management department of the Group.

④ Risk management

The Group maintains a group-wide risk management system to detect the signals of any risk crisis and to respond on a timely, efficient and flexible basis in the event of a crisis happening, so as to ensure the Group's survival as a going concern. Each subsidiary maintains crisis planning for four levels of contingencies, namely, 'caution', 'alert', 'imminent crisis' and 'crisis'. Such contingency levels are determined based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, each subsidiary is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group-wide, and upon the happening of any contingency at two or more subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted group-wide basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022

4. **Financial risk management (continued)**

(b) Credit risk

Credit risk is the risk of potential economic loss that may be caused if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and is the largest risk which the Group is facing. The Group's credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

Shinhan Bank's basic policy on credit risk management is determined by the Risk Policy Committee. The Risk Policy Committee consists of the chairman of the CRO, the Chief Credit Officer (CCO), the head of the business group, and the head of the risk management department, and decides the credit risk management plan and the direction of the loan policy for the entire bank. Apart from the Risk Policy Committee, the Credit Review Committee is established to separate credit monitoring, such as large loans and limit approval, and is composed of chairman, the CCO, CRO and the head of the group in charge of the credit-related business group, the head of the credit planning department, and the senior examination team to enhance the credit quality of the loan and profitability of operation.

Shinhan Bank's credit risk management includes processes such as credit evaluation, credit monitoring, and credit supervision, and credit risk measurement of counterparties and limit management processes and credit risk measurements for portfolios. All loan customers of Shinhan Bank are evaluated and managed with credit ratings. Retail customers are evaluated by summing up the personal information, the bank's internal information and external credit information, and the corporate customers are evaluated by considering financial and non-financial items such as industrial risk, operating risk, and management risk. The evaluated credit rating is used for credit approval, limit management, pricing, credit loss provisioning, etc., and is the basis for credit risk management. The credit evaluation system is divided into an evaluation system for retail customers, a SOHO evaluation system, and an evaluation system for corporate customers. It is subdivided and refined by each model to reflect the Basel III requirements. The corporate credit decision is based on a collective decision-making system, making objective and prudent decisions. In the case of a general credit of loans, the credit is approved based on the consultation between branch's RM (Relationship Manager) and loan officers of each business division's headquarters. In the case of a large or important credit, the credit is approved by the review council. In particular, the Credit Deliberation Committee, the highest decision-making body of the loan, reviews for important loans such as large loans. Credits for retail customers are monitored by an automated credit scoring system (CSS) based on objective statistical methods and bank credit policies.

The Bank operates a regular monitoring system for the regular management of individual loans. The loan officers and RM evaluate the adequacy of the result of the loan review by automatically searching for anticipated insolvent companies among business loan partners, and if necessary, the credit rating of the corporate is requested of an adjustment. In accordance with these procedures, the corporate customers are classified as an early warning company, an observation company, and a normal company, and then are managed differently according to the management guidelines for each risk stage, thereby preventing the insolvency of the loan at an early stage. The financial analysis support system affiliated with a professional credit rating agency supports credit screening and management, and the credit planning department calculates and manages industrial grades and analyzes and provides industry trends and company information. In order to control the credit risk for the credit portfolio to an appropriate level, credit VaR limits are set and managed for each business and business sector, and to prepare for the credit risk caused by biased exposure to specific sectors, the Group sets and manages exposure limits for each sector by the party, industry, country, etc.

Shinhan Card's basic policy on credit risk is determined by the Risk Management Committee. The Risk Management Committee consists of the Risk Management Officer (CRO) as the chairman, the head of each business division and supporting division, and the head of the related departments. Apart from the RMC, the credit committee in charge of monitoring corporate credits and other important credits over a certain amount has been established to credit policy decisions, separate from credit monitoring.

Shinhan Card's credit rating system is divided into ASS(Application Scoring System) and BSS(Behavior Scoring System). Unless a customer fall under "rejections due to policy" (such circumstances include delinquency of other credit card companies) and his/her credit rating is above a certain rate, his/her application scoring is approved. There is a separate screening criterion for credit card customers, who has maintained its relationship with Shinhan Financial Group for a long-term and has a good credit history. In addition, the elements of credit ratings are used as the basis for setting limits when issuing cards. The BSS, which is recalculated monthly, predicts the delinquency probability of cardholders, and utilizes it to monitor members and monitor portfolio risk.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022

4. **Financial risk management (continued)**

(b) Credit risk

i) Techniques, assumptions, and input variables used to measure impairment

i-1) Determining significant increases in credit risk since initial recognition

At the end of each reporting period, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses.

To make the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information, that is available without undue cost or effort and indicative of significant increases in credit risk since initial recognition. Information includes the default experience data held by the Group and analysis by an internal credit rating expert.

i-1-1) Measuring the risk of default

The Group assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

i-1-2) Measuring term structure of probability of default

Internal credit risk rating is the main variable input to determine the duration structure for the risk of default. The Group accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Group uses information obtained from external credit rating agencies when performing these analyses.

The Group applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022

4. **Financial risk management (continued)**

(b) Credit risk (continued)

i) Techniques, assumptions, and input variables used to measure impairment (continued)

i-1-3) Significant increases in credit risk

The Group uses the indicators defined as per portfolio to determine the significant increase in credit risk, and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency and others. The method used to determine whether credit risk of financial instruments has significantly increased after the initial recognitions is summarized as follows:

Corporate exposures	Retail exposures	Card exposures
Significant change in credit ratings	Significant change in credit ratings	Significant change in credit ratings
Continued past due more than 30 days	Continued past due more than 30 days	Continued past due more than 7 days (personal card)
Loan classification of precautionary or below	Loan classification of precautionary or below	Loan classification precautionary or below
Borrower with early warning signals	Borrower with early warning signals	Specific pool segment
Negative net assets	Specific pool segment	
Adverse audit opinion or disclaimer of opinion	Collective loans for housing for which the constructors are insolvent	
Interest coverage ratio below 1 for a consecutive period of three years or negative cash flows from operating activities for a consecutive period of two years	Loans with identified indicators for significant increases in other credit risk	
Loans with identified indicators for significant increases in other credit risk		

The Group assumes that the credit risk of the financial instrument has been increased significantly since initial recognition if a specific exposure is past due more than 30 days (except, for a specific portfolio if it is past due more than 7 days). The Group counts the number of days past due from the earliest date on which the Group fails to fully receive the contractual payments from the borrower, and does not take into account the grace period granted to the borrower.

The Group regularly reviews the criteria for determining if there have been significant increases in credit risk from the following perspective:

- A significant increase in credit risk shall be identified prior to the occurrence of default.
- The criteria established to judge the significant increase in credit risk shall have a more predictive power than the criteria for days of delinquency.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions, and input variables used to measure impairment (continued)

i-2) Modified financial assets

If the contractual cash flows on a financial asset have been modified through renegotiation and the financial asset is not derecognized, the Group assesses whether there has been a significant increase in the credit risk of the financial instrument by comparing the risk of a default occurring at initial recognition based on the original, unmodified contractual terms and the risk of a default occurring at the reporting date based on the modified contractual terms.

The Group may adjust the contractual cash flows of loans to customers who are in financial difficulties in order to manage the risk of default and enhance the collectability (hereinafter referred to as 'debt restructuring'). These adjustments generally involve extension of maturity, changes in interest payment schedule, and changes in other contractual terms.

Debt restructuring is a qualitative indicator of a significant increase in credit risk and the Group recognizes lifetime expected credit losses for the exposure expected to be the subject of such adjustments. If a borrower faithfully makes payments of contractual cash flows that are modified in accordance with the debt restructuring or if the borrower's internal credit rating has recovered to the level prior to the recognition of the lifetime expected credit losses, the Group recognizes the 12-month expected credit losses for that exposure again.

i-3) Risk of default

The Group considers a financial asset to be in default if it meets one or more of the following conditions:

- If a borrower is overdue 90 days or more from the contractual payment date,
- If the Group judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Group uses the following indicators when determining whether a borrower is in default:

- Qualitative factors (e.g. breach of contractual terms),
- Quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Group, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Group uses the number of days past due for each financial instrument),
- Internal observation data and external data

The definition of default applied by the Group generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has occurred, and the extent thereof may vary.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022

4. **Financial risk management (continued)**

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-4) Reflection of forward-looking information

The Group reflects future forward-looking information presented by a group of internal experts based on various information when measuring expected credit losses. The Group utilizes economic forecasts disclosed by domestic and foreign research institutes, governments, and public institutions to predict forward-looking information.

The Group identified the key macroeconomic variables needed to forecast credit risk and credit losses for each portfolio by analyzing data obtained from past experience and drew correlations across credit risk for each variable. To reflect the prolonged COVID-19 and internal and external economic uncertainties, the Group reviewed not only the existing 3 scenarios ('upside', 'central', and 'downside') but also an additional scenario, the 'worst' scenario for final forward-looking information.

Major macroeconomic variables	Correlation between credit risks
GDP growth rate (YoY%)	(-)
Private consumption index growth rate (YoY %)	(-)
Index of equipment investment growth rate (YoY %)	(-)
Consumer price index growth rate (%)	(+)
Balance on current account (100 million dollars)	(-)

The predicted correlations between the macroeconomic variables and the risk of default, used by the Group, are derived based on the data from the past more than ten years. The Group re-estimated the probability of default rate for the year ended December 31, 2022, using the changed forward-looking information on major variables such as GDP growth rate and consumer price index growth rate, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022

4. **Financial risk management (continued)**

(b) Credit risk (continued)

i) Techniques, assumptions, and input variables used to measure impairment (continued)

i-5) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default ("PD")
- Loss given default ("LGD")
- Exposure at default ("EAD")

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Group and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time. The Group uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for those grades would be adjusted, and the PD by grade is estimated by considering contract expiration of the exposure.

LGD refers to the expected loss if a borrower default. The Group calculates LGD based on the experience recovery rate measured from past default exposures. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Group derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying value of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

In measuring expected credit losses on financial assets, the Group uses the contractual maturity as the period subject to expected credit loss measurement. The contractual maturity is computed considering the extension right held by the borrower.

Risk factors of PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products
- Internal credit risk rating
- Type of collateral
- Loan to value ("LTV")
- Industry that the borrower belongs to
- Location of the borrower or collateral
- Days of delinquency

The criteria classifying groups is periodically reviewed to maintain homogeneity of the group and adjusted if necessary. The Group uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the past experience.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

4. **Financial risk management (continued)**

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-6) Write-off of financial assets

The Group writes off a portion of or entire loan or debt security that is not expected to receive its principal and interest. In general, the Group conducts write-off when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest. Such determination on write-off is carried out in accordance with the internal rules of the Group and is carried out with the approval of an external institution, if necessary. Apart from write-off, the Group may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

ii) Maximum exposure to credit risk

Exposure to credit risk is the exposure related to due from banks, loans, investments in debt securities, derivative transactions, off-balance sheet accounts such as loan commitment. The exposures of due from banks and loans are classified into government, bank, corporation or retail based on the exposure classification criteria of BASEL III credit risk weights, and the net carrying value, excluding provisions, is presented as the maximum amount that can be exposed by credit risk.

The Group's maximum exposure to credit risk without taking into account of any collateral held or other credit enhancements as of June 30, 2023 and December 31, 2022 is as follows:

		June 30, 2023	December 31, 2022
Due from banks and loans at amortized cost(*1),(*3):			
Banks	₩	15,204,372	20,184,517
Retail		176,336,189	178,488,924
Government/Public sector/Central bank		26,047,966	15,481,390
Corporations		195,627,625	193,567,313
Card receivables		26,629,125	27,375,162
		439,845,277	435,097,306
Due from banks and loans at fair value through profit or loss(*3):			
Banks		29,642	135,214
Corporations		2,232,577	2,280,081
		2,262,219	2,415,295
Securities at fair value through profit or loss		53,614,127	51,502,760
Securities at fair value through other comprehensive income		83,415,535	83,796,575
Securities at amortized cost(*1)		35,081,770	33,371,198
Derivative assets		5,153,172	6,460,515
Other financial assets(*1),(*2)		27,596,287	21,704,046
Guarantee contracts		18,461,079	18,226,546
Loan commitments and other credit liabilities		213,329,611	205,488,825
	₩	878,759,077	858,063,066

(*1) The maximum exposure amount of due from banks and loans at amortized cost, securities at amortized cost and other financial assets are recorded as net of allowances.
(*2) Other financial assets mainly consist of receivables, accrued income, secured deposits, prepayment and uncollected domestic exchange settlement.
(*3) Classified as similar credit risk group based on calculation of the BIS ratio under new Basel Capital Accord (Basel III).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

4. Financial risk management (continued)

(b) Credit risk (continued)

iii) Impairment information by credit risk of financial assets

Details of impaired financial assets due to credit risk as of June 30, 2023 and December 31, 2022 are as follows:

June 30, 2023

| | 12-month expected loss | | Lifetime expected loss | | | | | | Mitigation of credit risk due to collateral |
	Grade 1	Grade 2	Grade 1	Grade 2	Impaired	Total	Allowances	Net	
Due from banks and loans at amortized cost:									
Banks ₩	12,361,279	2,410,917	447,991	76	-	15,220,263	(15,891)	15,204,372	39,930
Retail	158,126,236	6,731,795	8,891,064	2,442,464	945,440	177,136,999	(800,810)	176,336,189	122,349,026
Government/Public sector /Central bank	24,567,108	1,408,110	77,455	4,020	-	26,056,693	(8,727)	26,047,966	-
Corporations	114,032,904	46,198,084	15,817,311	20,607,956	1,050,309	197,706,564	(2,078,939)	195,627,625	108,719,930
Card receivables	20,414,126	2,700,921	1,445,883	2,530,554	663,756	27,755,240	(1,126,115)	26,629,125	12,716
	329,501,653	59,449,827	26,679,704	25,585,070	2,659,505	443,875,759	(4,030,482)	439,845,277	231,121,602
Securities at fair value through other comprehensive income (*)	74,760,504	8,539,833	-	115,198	-	83,415,535	-	83,415,535	-
Securities at amortized cost	32,649,005	2,438,299	-	7,883	-	35,095,187	(13,417)	35,081,770	-
₩	436,911,162	70,427,959	26,679,704	25,708,151	2,659,505	562,386,481	(4,043,899)	558,342,582	231,121,602

29

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

4. Financial risk management (continued)

(b) Credit risk (continued)

iii) Impairment information by credit risk of financial assets (continued)

Details of impaired financial assets due to credit risk as of June 30, 2023 and December 31, 2022 are as follows (continued):

	December 31, 2022								Mitigation of credit risk due to collateral
	12-month expected credit loss		Lifetime expected credit loss			Total	Allowances	Net	
	Grade 1	Grade 2	Grade 1	Grade 2	Impaired				
Due from banks and loans at amortized cost:									
Banks	₩ 15,965,893	4,130,763	111,593	177	-	20,208,426	(23,909)	20,184,517	42,418
Retail	160,840,816	6,846,625	8,544,051	2,340,393	704,302	179,276,187	(787,263)	178,488,924	124,229,150
Government/Public sector/									
Central bank	14,401,434	1,071,236	15,755	557	-	15,488,982	(7,592)	15,481,390	10,162
Corporations	116,848,133	47,287,302	12,582,994	17,780,729	880,845	195,380,003	(1,812,690)	193,567,313	104,988,250
Card receivables	20,858,888	2,727,744	1,671,259	2,662,353	493,480	28,413,724	(1,038,562)	27,375,162	12,589
	328,915,164	62,063,670	22,925,652	22,784,209	2,078,627	438,767,322	(3,670,016)	435,097,306	229,282,569
Securities at fair value through other comprehensive income(*)	74,623,066	9,106,311	-	67,198	-	83,796,575	-	83,796,575	-
Securities at amortized cost	31,727,910	1,643,689	-	10,515	-	33,382,114	(10,916)	33,371,198	-
	₩ 435,266,140	72,813,670	22,925,652	22,861,922	2,078,627	555,946,011	(3,680,932)	552,265,079	229,282,569

(*) Credit loss allowance recognized as other comprehensive income of securities at fair value through other comprehensive income amounted to ₩ 28,865 million and ₩ 40,614 million as of June 30, 2023 and December 31, 2022.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

4. **Financial risk management (continued)**

(b) Credit risk (continued)

iv) Credit risk exposures per credit grade of off-balance items

Credit risk exposures per credit grade of off-balance items as of June 30, 2023 and December 31, 2022 are as follows:

		Grade 1	Grade 2	Impaired	Total
		June 30, 2023			
Financial guarantee:					
12-month expected credit loss	₩	14,323,144	3,124,145	-	17,447,289
Lifetime expected credit loss		711,937	200,782	-	912,719
Impaired		-	-	101,071	101,071
		15,035,081	3,324,927	101,071	18,461,079
Loan commitment and other credit line:					
12-month expected credit loss		183,454,611	18,652,045	-	202,106,656
Lifetime expected credit loss		8,155,943	3,062,643	-	11,218,586
Impaired		-	-	4,369	4,369
		191,610,554	21,714,688	4,369	213,329,611
	₩	206,645,635	25,039,615	105,440	231,790,690

		Grade 1	Grade 2	Impaired	Total
		December 31, 2022			
Financial guarantee:					
12-month expected credit loss	₩	14,262,990	3,314,584	-	17,577,574
Lifetime expected credit loss		386,159	164,400	-	550,559
Impaired		-	-	98,413	98,413
		14,649,149	3,478,984	98,413	18,226,546
Loan commitment and other credit line:					
12-month expected credit loss		178,765,686	17,418,916	-	196,184,602
Lifetime expected credit loss		6,287,658	3,011,715	-	9,299,373
Impaired		-	-	4,850	4,850
		185,053,344	20,430,631	4,850	205,488,825
	₩	199,702,493	23,909,615	103,263	223,715,371

v) Credit qualities are classified based on the internal credit rating as follows:

Type of borrower	Grade 1	Grade 2
Individuals	Probability of default below 2.25% for each pool	Probability of default 2.25% or above for each pool
Government/Public sector/Central bank	OECD sovereign credit rating of 6 or above	OECD sovereign credit rating of below 6
Banks and Corporations (including credit card bond)	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+
Card receivables (individuals)	Behavior scoring system of grade 7 or above	Behavior scoring system of below grade 7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

4. Financial risk management (continued)

(b) Credit risk (continued)

vi) Concentration by industry sector

An analysis of concentration by industry sector of financial instrument, net of allowance, as of June 30, 2023 and December 31, 2022 are as follows:

June 30, 2023

Classification(*)	Finance and insurance	Manu-facturing	Retail and wholesale	Real estate and business	Construction service	Hospitality and restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost									
Banks	₩ 14,734,983	-	-	-	-	-	469,389	-	15,204,372
Retail	-	-	-	-	-	-	-	176,336,189	176,336,189
Government/Public sector/Central bank	25,890,784	-	-	1,290	-	-	155,892	-	26,047,966
Corporations	13,944,630	57,828,972	23,555,265	46,649,444	4,604,627	6,816,645	42,228,042	-	195,627,625
Card receivables	54,814	266,326	267,386	46,173	45,146	24,771	1,037,712	24,886,797	26,629,125
	54,625,211	58,095,298	23,822,651	46,696,907	4,649,773	6,841,416	43,891,035	201,222,986	439,845,277
Due from banks and loans at FVTPL									
Banks	29,642	-	-	-	-	-	-	-	29,642
Corporations	1,044,654	581,278	206,816	106,464	32,189	-	261,176	-	2,232,577
	1,074,296	581,278	206,816	106,464	32,189	-	261,176	-	2,262,219
Securities at fair value through profit or loss	31,017,423	2,995,841	1,281,570	882,222	233,536	66,837	17,136,698	-	53,614,127
Securities at fair value through other comprehensive income	27,998,901	3,011,365	791,391	1,491,442	1,886,673	39,911	48,195,852	-	83,415,535
Securities at amortized cost	11,443,593	9,949	-	275,272	284,052	-	23,068,904	-	35,081,770
	126,159,424	64,693,731	26,102,428	49,452,307	7,086,223	6,948,164	132,553,665	201,222,986	614,218,928
Off-balance accounts									
Guarantees	2,493,975	9,097,132	3,499,090	123,490	184,382	72,026	2,639,803	351,181	18,461,079
Loan commitments and other liabilities related to credit	19,467,649	31,922,246	10,428,289	4,070,283	2,258,225	424,961	17,359,035	127,398,923	213,329,611
	₩ 21,961,624	41,019,378	13,927,379	4,193,773	2,442,607	496,987	19,998,838	127,750,104	231,790,690

(*) The composition details by industry are net book value less allowances.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

4. Financial risk management (continued)

(b) Credit risk (continued)

vi) Concentration by industry sector (continued)

An analysis of concentration by industry sector of financial instrument, net of allowance, as of June 30, 2023 and December 31, 2022 are as follows (continued):

December 31, 2022

Classification(*)	Finance and insurance	Manu-facturing	Retail and wholesale	Real estate and business	Construction service	Hospitality and restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost									
Banks	₩ 19,532,863	-	-	-	29,979	-	621,675	-	20,184,517
Retail	-	-	-	-	-	-	-	178,488,924	178,488,924
Government/Public sector/Central bank	15,422,776	-	-	1,296	-	-	57,318	-	15,481,390
Corporations	16,639,141	57,871,357	22,984,739	45,509,574	4,595,604	6,619,476	39,347,422	-	193,567,313
Card receivables	47,835	276,473	266,220	49,060	51,113	31,333	1,084,143	25,568,985	27,375,162
	51,642,615	58,147,830	23,250,959	45,559,930	4,676,696	6,650,809	41,110,558	204,057,909	435,097,306
Due from banks and loans at FVTPL									
Banks	26,115	-	-	69,533	-	-	39,566	-	135,214
Corporations	1,287,647	615,693	94,393	154,329	68,460	-	59,559	-	2,280,081
	1,313,762	615,693	94,393	223,862	68,460	-	99,125	-	2,415,295
Securities at fair value through profit or loss	29,391,874	1,962,916	1,018,407	1,044,165	247,657	89,394	17,748,347	-	51,502,760
Securities at fair value through other comprehensive income	29,352,584	3,077,810	698,295	1,494,691	1,772,839	38,704	47,361,652	-	83,796,575
Securities at amortized cost	10,508,828	9,931	-	278,757	293,930	-	22,279,752	-	33,371,198
	122,209,663	63,814,180	25,062,054	48,601,405	7,059,582	6,778,907	128,599,434	204,057,909	606,183,134
Off-balance accounts									
Guarantees	2,444,168	8,998,689	3,403,653	115,912	224,439	112,755	2,576,924	350,006	18,226,546
Loan commitments and other liabilities related to credit	17,871,585	28,414,045	10,535,492	4,106,282	2,275,112	462,976	15,682,906	126,140,427	205,488,825
	₩ 20,315,753	37,412,734	13,939,145	4,222,194	2,499,551	575,731	18,259,830	126,490,433	223,715,371

(*) The composition details by industry are net book value less allowances.

33

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

4. **Financial risk management (continued)**

(c) Market risk

i) Market risk management from trading positions

i-1) Concept of market risk

Market risk is defined as the risk of loss of trading account position of financial institutions due to changes on market price, such as interest rates, exchange rates and stock prices, etc. and is divided into general market risks and individual risks. A general market risk refers to a loss from price variability caused by events affecting the market as a whole, such as interest rates, exchange rates and stock prices; and an individual risk refers to a loss from price variability related to individual events of securities issuer, such as bonds and stocks.

i-2) Market risk management method

The basic principle of market risk management in the trading sector is to maintain the maximum possible loss due to market risk within a certain level. To this end, the Group sets and operates VaR limits, investment limits, position limits, sensitivity limits, and loss limits from the portfolio to individual desks. These limits are managed daily by the department in charge of risk management, independent from the operating department.

Trading positions refer to all transactions holding for short-term resale, arbitrage through short-term price changes, risk-free arbitrage, risk hedging. Securities, foreign exchange position, and derivatives are included mainly as trading position. As a method of measuring market risk, VaR (Value at Risk) is typical, and it is a statistical measurement of the potential maximum loss that can occur due to changes in market conditions. VaR calculates the standard method market risk using the Group Market Risk Measurement System, and Shinhan Bank and Shinhan Financial Investment use their own internal model market risk calculation system.

Stress tests are conducted to supplement risk measurement by statistical methods and to manage losses that may arise from rapid changes in the economic environment.

Shinhan Bank measures the risk of linear products, such as stocks and bonds, as well as non-linear products, such as options by applying the market risk standard method. Trading position data such as transactions holding for short-term resale, arbitrage through short-term price changes, risk-free arbitrage, risk hedging is automatically interfaced into measurement system. The system conducts VaR measurement and manages the limit. In addition, Shinhan Bank sets loss limit, sensitivity limit, investment limit, stress limit, etc. for the trading department and desks, and monitors daily.

Shinhan Investment measures daily market risk by applying historical simulation VaR method of 99.9% confidence level-based VaR. Historical simulation VaR method does not require assumption on a particular distribution since the method derives scenarios directly from historical market data, and measures non-linear products, such as options, in details. In addition to the VaR limit, the Shinhan Investment sets and manages issuance and transaction limit, and stop-loss limit for each department.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

4. **Financial risk management (continued)**

(c) Market risk (continued)

ii) Interest rate risk management from non-trading positions

ii-1) Principle

Interest rate risk refers to the possibility of a decrease in net interest income or in net asset value that occurs when interest rates fluctuate unfavorably from the Group's financial position. The Group manages net interest income or changes in net asset value that occur due to changes in interest rates by early predicting the factors of interest rate risk fluctuation related to the Group's net interest income and net asset value through the interest rate risk management.

ii-2) Managements

Shinhan Financial Group's major financial subsidiaries manage interest rate risks independently by the risk management organization and the treasury department, and have internal regulations on interest rate risk management strategies, procedures, organization, measurement, and major assumptions.

One of the key indicators of managing interest rate risk is the Earnings at Risk (EaR) from an earning perspective and the Value at Risk (VaR) from an economic value perspective. Interest rate VaR represents the maximum anticipated loss in a net present value calculation, whereas interest rate EaR represents the maximum anticipated loss in a net interest income calculation for the immediately following one-year period, in each case, as a result of negative movements in interest rates.

The precision of risk management system differs by each subsidiary. Interest rate VaR and interest rate EaR are measured by internal method or IRRBB (Interest Rate Risk in The Banking Book), and interest rate risk limits are set and monitored based on the interest rate VaR. In accordance with the amendments in Regulations for Supervision of Financial Holding Companies, the Group measures the interest rate risk using the Basel III based IRRBB, which measures the interest rate risk more precisely than the existing BIS standard framework by segmenting maturities of interest rates, reflecting customer behaviour models and diversifying interest rate shocks. The interest rate VaR scenario based IRRBB measures ① parallel up shock ② parallel down shock ③ steepener shock ④ flattener shock ⑤ short rate up shock ⑥ short rate down shock. By the parallel up shock and parallel down shock, the interest rate VaR scenario measures the scenario value with the largest loss as interest rate risk. Under the existing BIS standard framework, ± 200bp parallel shock scenario is applied to all currency. However, as the shock width is set differently by currency and period, interest rate risk is measured significantly by the IRRBB. ((KRW) Parallel ± 300bp, Short Term ± 400bp, Long Term ± 200bp, (USD) Parallel ± 200bp, Short Term ± 300bp, Long Term ± 150bp) In the IRRBB method, the existing interest rate VaR and the interest rate EaR are expressed as △ EVE (Economic Value of Equity) and △ NII (Net Interest Income), respectively.

Since impacts of each subsidiary on changes of interest rates are differentiated by portfolios, the Group is preparing to respond proactively while monitoring the financial market and regulatory environment and making efforts to hedge or reduce interest rate risk. In addition, the subsidiaries conduct the crisis analysis on changes in market interest rates and report it to management and the Group.

In particular, through its ALM (Asset and Liability Management) system, Shinhan Bank measures and manages its interest rate risk based on various analytical measures such as interest rate gap, duration gap and NPV (Net Present Value) and NII (Net Interest Income) simulations, and monitors on a monthly basis its interest rate VaR limits, interest rate EaR (Earnings at Risk) limits and interest rate gap ratio limits.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

4. **Financial risk management (continued)**

(c) Market risk (continued)

iii) Foreign exchange risk

Exposure to foreign exchange risk can be defined as the difference (net position) between assets and liabilities presented in foreign currency, including derivative financial instruments linked to foreign exchange rate. Foreign exchange risk is a factor that causes market risk of the trading position and is managed by the Group under the market risk management system.

The management of Shinhan Bank's foreign exchange position is centralized at the S&T Center. Dealers in the S&T Center manage Shinhan Bank's overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. Shinhan Bank sets a limit for net open positions by currency and the limits for currencies other than the U.S. dollars (USD), Japanese yen (JPY), Euros (EUR) and Chinese yuan (CNY) are set in order to minimize exposures from the other foreign exchange trading.

(d) Liquidity risk

Liquidity risk refers to the risk of unexpected losses (such as the disposal of assets abnormal pricing, the procurement of high interest rates, etc.) or insolvency due to inconsistency in funding periods between assets and liabilities or a sudden outflow of funds.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management. At the Group level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the group-specific internal crisis, crisis in the external market and a combination of internal and external crisis. Therefore, the Group is checking the liquidity side for abnormalities in preparation for the usual crisis.

In addition, in order to pre-emptively and comprehensively manage liquidity risk, the Group measures and monitors liquidity risk management using various indices, including the 'limit management index', 'early warning index' and 'monitoring index'.

Shinhan Bank applies the following basic principles for liquidity risk management:

- Raise funding in sufficient amounts, at the optimal time at reasonable costs;
- Maintain risk at appropriate levels and preemptively manage them through a prescribed risk limit system and an early warning signal detection system;
- Secure stable sources of revenue and minimize actual losses by implementing an effective asset-liability management system based on diversified sources of funding with varying maturities;
- Monitor and manage daily and intra-daily liquidity positions and risk exposures for timely payment and settlement of financial obligations due under both normal and crisis situations;
- Conduct periodic contingency analysis in anticipation of any potential liquidity crisis and establish and implement emergency plans in case of a crisis; and
- Consider liquidity-related costs, benefits of and risks in determining the pricing of the Group's products and services, employee performance evaluations and approval of launching of new products and services.

Shinhan Card sets and operates a level that can withstand a 3-month credit crunch for end-of-month liquidity. The Group defines and manages the level of caution, anxiety and risk for the real-life liquidity gap ratio, liquidity buffer ratio, and ABS weight compared to borrowings which are major indicators related to liquidity risk. A contingency plan has been established to prepare for a crisis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022(In millions of Korean won)

4. Financial risk management (continued)

(d) Liquidity risk (continued)

The details of the composition of non-derivative financial liabilities and derivative financial instruments by remaining period are as of June 30, 2023 and December 31, 2022 are as follows:

Classifications(*1)		June 30, 2023						
		Less than 1 month(*3)	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial liabilities:								
Liabilities:								
Deposits(*2)	₩	202,465,404	47,063,275	60,778,955	59,911,768	21,088,982	2,005,050	393,313,434
Financial liabilities at fair value through profit or loss		1,633,183	-	-	-	-	-	1,633,183
Borrowings		13,064,496	4,345,207	5,107,890	6,737,876	17,681,778	5,860,075	52,797,322
Debt securities issued		6,671,768	5,631,626	9,315,463	13,246,860	39,951,060	4,638,589	79,455,366
Financial liabilities designated at fair value through profit of loss		214,585	590,291	1,274,928	1,733,375	3,416,646	1,292,452	8,522,277
Investment contract liabilities		36,452	23,664	1,301,927	379,115	422,940	-	2,164,098
Other financial liabilities		37,342,531	71,526	102,662	309,930	1,493,785	82,050	39,402,484
	₩	261,428,419	57,725,589	77,881,825	82,318,924	84,055,191	13,878,216	577,288,164
Off-balance(*3):								
Guarantee contracts	₩	18,461,079	-	-	-	-	-	18,461,079
Other liabilities related to loan commitments		213,329,611	-	-	-	-	-	213,329,611
	₩	231,790,690	-	-	-	-	-	231,790,690
Derivatives:								
Derivatives	₩	24,783	(16,256)	(199,673)	(256,893)	(1,383,829)	46,886	(1,784,982)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

4. Financial risk management (continued)

(d) Liquidity risk (continued)

The details of the composition of non-derivative financial liabilities and derivative financial instruments by remaining period are as of June 30, 2023 and December 31, 2022 are as follows (continued):

Classifications(*1)		Less than 1 month(*3)	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
December 31, 2022								
Non-derivative financial liabilities:								
Liabilities:								
Deposits(*2)	₩	210,877,656	42,661,824	41,864,404	71,259,303	21,141,919	2,627,394	390,432,500
Financial liabilities at fair value through profit or loss		1,148,899	-	-	-	-	-	1,148,899
Borrowings		11,960,133	4,760,388	4,798,388	7,249,539	12,298,388	9,024,107	50,090,943
Debt securities issued		4,563,916	8,368,614	9,646,088	16,486,221	37,534,713	5,157,377	81,756,929
Financial liabilities designated at fair value through profit or loss		276,430	725,909	706,117	1,511,517	4,063,511	1,092,827	8,376,311
Investment contract liabilities		58,181	60,526	160,990	1,549,293	304,596	-	2,133,586
Other financial liabilities		27,576,529	104,887	132,284	286,956	1,037,388	113,755	29,251,799
	₩	256,461,744	56,682,148	57,308,271	98,342,829	76,380,515	18,015,460	563,190,967
Off-balance(*3):								
Guarantee contracts	₩	18,226,546	-	-	-	-	-	18,226,546
Other liabilities related to loan commitments		205,488,825	-	-	-	-	-	205,488,825
	₩	223,715,371	-	-	-	-	-	223,715,371
Derivatives:								
Derivatives	₩	(384,185)	8,881	(7,088)	(220,644)	(1,219,403)	(24,069)	(1,846,508)

(*1) These amounts include cash flows of principal and interest on financial liabilities.
(*2) Demand deposits amounted to ₩154,444,977 million and 157,446,276 million as of June 30, 2023 and December 31, 2022 are included in the 'Less than 1 month' category, respectively.
(*3) Usually, a maturity date exists for guarantees, loan agreements, and other credit offerings provided by the Group. However, if the counterparty requests a payment, the payment must be performed immediately; hence, it is classified as the "earliest sections that can be performed".

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

4.   **Financial risk management (continued)**

(e) Capital risk management

The criteria for capital adequacy to be complied with by the Group are 8.0% or more of the total equity capital ratio. In addition, the minimum regulatory BIS capital ratio, which should be maintained additionally to increase the ability to absorb losses, has been raised to up to 14% as the capital regulation based on the Basel III standard is enforced from 2016. This is based on the addition of capital conservation capital (2.5%p) and Domestic-Systemically Important Banks(D-SIB) capital (1.0%p) and economic response capital (2.5%p) to the existing lowest common equity capital ratio, and economic response capital can be charged up to 2.5%p during credit expansion period. As of June 30, 2023, the minimum regulatory BIS capital ratio to be observed is 11.5%, which is the standard for applying capital conservation capital (2.5%p), D-SIB capital (1.0%p), and economic response capital (0%p).

Basel III capital ratio is the concept of 'International Agreement on the Measurement and Standards of Equity Capital' of the Basel Bank Supervisory Commission of BIS (International Settlement Bank). It is calculated as '(common stock capital (after deduction of deductions) + other basic capital + supplementary capital) ÷ risk weighted assets'.

The capital of common stock can be the first to make up for the loss of the financial holding company. The capital of common stock consists of capital stock, capital reserve, retained earnings and other, which will not be redeemed until the liquidation and will be redeemed at the last during the liquidation. Other basic capital consists of capital securities that meet certain requirements as capital of permanent nature. Complementary capital is capital that can compensate for losses of financial holding companies during liquidation, and consists of capital securities, etc. that meet certain requirements. The deduction items are those held by the Group as assets or capital items, but do not contribute to the ability to absorb losses. Unless otherwise noted, it will be deducted from common stock capital.

As of the end of the current quarter, the Group maintains an appropriate capital adequacy ratio in accordance with the BIS Equity Capital Regulation System.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

4. **Financial risk management (continued)**

(f) Measurement of fair value

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Group are based on the trading agencies' notifications. If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service.

The Group uses its judgment to select a variety of methods and make rational assumptions that are mainly based on market conditions existing at the end of each reporting period. The fair value of financial instruments is determined using valuation techniques such as a method of using recent transactions between independent parties with reasonable judgment and willingness to trade, a method of referring to the current fair value of other financial instruments that are substantially identical or discounted cash flow model and option pricing models. For example, the fair value of an interest rate swap is calculated as the present value of the expected future cash flows, and the fair value of foreign exchange forwarding contract is calculated by applying the public forward exchange rate at the end of the reporting period.

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:

- Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

- Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

- Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

4. **Financial risk management (continued)**

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value

i-1) The fair value hierarchy of financial instruments presented at their fair values in the statements of financial position as of June 30, 2023 and December 31, 2022 are as follows:

		June 30, 2023			
		Level 1	Level 2	Level 3	Total
Financial assets					
Due from banks measured at FVTPL	₩	-	29,642	-	29,642
Loans at FVTPL		-	766,448	1,466,129	2,232,577
Securities at FVTPL:					
Debt securities and other securities		9,259,275	35,365,564	12,698,129	57,322,968
Equity securities		2,348,857	-	2,091,159	4,440,016
Gold/silver deposits		100,429	-	-	100,429
		11,708,561	35,365,564	14,789,288	61,863,413
Derivative assets:					
Trading		56,922	4,256,322	557,894	4,871,138
Hedging		-	282,240	-	282,240
		56,922	4,538,562	557,894	5,153,378
Securities measured at FVOCI:					
Debt securities		37,597,331	45,818,204	-	83,415,535
Equity securities		644,225	-	963,697	1,607,922
		38,241,556	45,818,204	963,697	85,023,457
	₩	50,007,039	86,518,420	17,777,008	154,302,467
Financial liabilities:					
Financial liabilities measured at FVTPL:					
Securities sold	₩	1,226,452	-	-	1,226,452
Gold/silver deposits		404,190	-	-	404,190
		1,630,642	-	-	1,630,642
Financial liabilities designated at fair value through profit or loss:					
Derivatives-combined securities		-	2,176,997	6,048,140	8,225,137
Debt securities issued		-	243,893	-	243,893
		-	2,420,890	6,048,140	8,469,030
Derivative liabilities:					
Trading		115,986	4,025,751	685,588	4,827,325
Hedging		-	858,701	294,663	1,153,364
		115,986	4,884,452	980,251	5,980,689
	₩	1,746,628	7,305,342	7,028,391	16,080,361

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

4. **Financial risk management (continued)**

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-1) The fair value hierarchy of financial instruments presented at their fair values in the statements of financial position as of June 30, 2023 and December 31, 2022 are as follows (continued):

		December 31, 2022			
		Level 1	Level 2	Level 3	Total
Financial assets:					
Due from banks measured at FVTPL	₩	-	26,116	-	26,116
Loans at FVTPL		-	957,543	1,431,637	2,389,180
Securities at FVTPL:					
Debt securities and other securities		8,660,224	34,783,829	11,715,251	55,159,304
Equity securities		1,952,419	5,044	1,900,249	3,857,712
Gold/silver deposits		75,969	-	-	75,969
		10,688,612	34,788,873	13,615,500	59,092,985
Derivative assets:					
Trading		47,687	5,585,517	529,144	6,162,348
Hedging		-	298,304	-	298,304
		47,687	5,883,821	529,144	6,460,652
Securities measured at FVOCI:					
Debt securities		38,446,610	45,349,965	-	83,796,575
Equity securities		691,257	-	981,329	1,672,586
		39,137,867	45,349,965	981,329	85,469,161
	₩	49,874,166	87,006,318	16,557,610	153,438,094
Financial liabilities:					
Financial liabilities measured at FVTPL:					
Securities sold	₩	724,104	-	-	724,104
Gold/silver deposits		422,006	-	-	422,006
		1,146,110	-	-	1,146,110
Financial liabilities designated at fair value through profit or loss:					
Derivatives-combined securities		-	389,132	7,930,909	8,320,041
Debt securities issued		-	47,327	-	47,327
		-	436,459	7,930,909	8,367,368
Derivative liabilities:					
Trading		249,669	5,809,597	467,522	6,526,788
Hedging		-	838,068	343,759	1,181,827
		249,669	6,647,665	811,281	7,708,615
	₩	1,395,779	7,084,124	8,742,190	17,222,093

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

4. **Financial risk management (continued)**

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-2) Classification of financial instruments as fair value level 3

The Group uses the evaluation value from evaluators who are qualified and external independent to determine the fair value for Group's assets at the end of each reporting period. Changes in carrying values of financial instruments classified as Level 3 for the six-month period ended June 30, 2023 and the year ended December 31, 2022 are as follows:

		June 30, 2023				
		Financial asset at fair value through profit or loss	Securities at fair value through other comprehensive income or loss	Financial liabilities designated at fair value through profit or loss	Derivative assets and liabilities, net	
					Held for trading	Held for hedging
Beginning balance	₩	15,047,137	981,329	(7,930,909)	61,622	(343,759)
Recognized in total comprehensive income for the period:		349,592	(22,567)	(322,053)	12,110	49,096
Recognized in profit (loss) for the period (*1)		350,519	-	(316,060)	12,110	49,096
Recognized in other comprehensive income (loss) for the period		(927)	(22,567)	(5,993)	-	-
Purchase		3,343,282	4,935	-	(199,361)	-
Issue		-	-	(2,766,677)	-	-
Settlement		(2,542,587)	-	4,971,499	(2,215)	-
Transfer to level3(*2)		68,757	-	-	150	-
Transfer from level3(*2)		(10,764)	-	-	-	-
Ending balance	₩	16,255,417	963,697	(6,048,140)	(127,694)	(294,663)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-2) Classification of financial instruments as fair value level 3 (continued)

The Group uses the evaluation value from evaluators who are qualified and external independent to determine the fair value for Group's assets at the end of each reporting period. Changes in carrying values of financial instruments classified as Level 3 for the six-month period ended June 30, 2023 and the year ended December 31, 2022 are as follows (continued):

		December 31, 2022				
		Financial asset at fair value through profit or loss	Securities at fair value through other comprehensive income or loss	Financial liabilities designated at fair value through profit or loss	Derivative assets and liabilities, net	
					Held for trading	Held for hedging
Beginning balance	₩	12,934,419	725,232	(7,622,525)	374,686	(182,749)
Recognized in total comprehensive income for the year:						
Recognized in profit (loss) for the year(*1)		(123,983)	-	633,415	(484,756)	(161,010)
Recognized in other comprehensive income (loss) for the year		(336)	(9,629)	(5,919)	-	-
		(124,319)	(9,629)	627,496	(484,756)	(161,010)
Purchase		5,779,999	276,636	-	190,380	-
Issue		-	-	(6,030,787)	-	-
Settlement		(3,486,410)	(10,910)	5,094,907	(18,763)	-
Transfer to level3(*2)		173,636	-	-	-	-
Transfer from level3(*2)		(230,188)	-	-	75	-
Ending balance	₩	15,047,137	981,329	(7,930,909)	61,622	(343,759)

(*1) Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the six-month periods ended June 30, 2023 and for the year ended December 31, 2022 is included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

		June 30, 2023	
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of June 30
Net gain on financial assets at fair value through profit or loss	₩	362,629	349,068
Net loss on financial liabilities designated at fair value through profit or loss		(316,060)	(158,703)
Net other operating income		49,096	49,096
	₩	95,665	239,461

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

4. **Financial risk management (continued)**

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

		December 31, 2022	
		Amounts recognized in profit or loss	**Recognized profit or loss from the financial instruments held as of December 31**
Net loss on financial assets at fair value through profit or loss	₩	(608,739)	(607,708)
Net gain on financial liabilities designated at fair value through profit or loss		633,415	762,342
Other operating expenses		(161,010)	(161,010)
	₩	(136,334)	(6,376)

(*2) The investment securities transferred to Level 3 as the availability of observable market data changed due to reasons such as suspension of trading, and the derivative instruments transferred to Level 3 as the availability of observable market data changed due to reasons such as changes in the valuation.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

4. **Financial risk management (continued)**

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets

i-3-1) Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of June 30, 2023 and December 31, 2022 are as follows:

		June 30, 2023		
Type of financial instrument	**Valuation technique**		**Carrying Value**	**Significant inputs**
Assets				
Financial assets at fair value through profit or loss				
Debt securities	Discounted cash flow ("DCF"), Net asset Value ("NAV"), option model(*)	₩	36,161,654	Discount rate, interest rate, stock price, and etc.
Derivative assets				
Trading	Option model(*), Implied forward rate calculation method, DCF		4,256,322	Discount rate, foreign exchange rate, volatility, stock price, and commodity index, etc.
Hedging			282,240	
			4,538,562	
Securities at fair value through other comprehensive income				
Debt securities	DCF, option model(*)		45,818,204	Price of underlying assets such as discount rate, interest rate, etc.
		₩	86,518,420	
Liabilities				
Financial liabilities designated at fair value through profit or loss				
Debt securities issued	Option model(*)	₩	243,893	Discount rate, volatility
Complex financial instruments			2,176,997	Discount rate
			2,420,890	
Derivative liabilities				
Trading	Option model(*), Implied forward rate calculation method, DCF		4,025,751	Discount rate, foreign exchange rate, volatility, stock price, and commodity index, etc.
Hedging			858,701	
			4,884,452	
		₩	7,305,342	

(*) Option model that the Group uses in valuation includes Black-Scholes model, Hull-White model, etc. Depending on the instrument type, methods such as Monte Carlo simulation are applied to some products.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022(In millions of Korean won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-1) Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of June 30, 2023 and December 31, 2022 are as follows (continued):

Type of financial instrument	December 31, 2022 Valuation technique		Carrying value	Significant inputs
Assets				
Financial asset at fair value through profit or loss				
Debt securities	DCF, NAV, Option model(*)	₩	35,767,488	Discount rate, interest rate, stock price and etc.
Equity securities	NAV		5,044	Price of underlying assets such as stocks, bonds, etc.
			35,772,532	
Derivative assets				
Trading	Option model(*), Implied forward interest rate, DCF		5,585,517	Discount rate, foreign exchange rate, volatility, stock price and commodity index, etc.
Hedging			298,304	
			5,883,821	
Securities at fair value through other comprehensive income				
Debt securities	DCF		45,349,965	Interest rate, discount rate and price of underlying assets such as stock, bonds, etc.
		₩	87,006,318	
Liabilities				
Financial liabilities designated at fair value through profit or loss				
Debt securities issued	Option model(*)	₩	47,327	Discount rate, volatility
Compound financial instruments			389,132	Discount rate
			436,459	
Derivative liabilities				
Trading	Option model(*), Implied forward rate calculation method, DCF		5,809,597	Discount rate, foreign exchange rate, volatility, stock price and commodity index, etc.
Hedging			838,068	
			6,647,665	
		₩	7,084,124	

(*) Option model that the Group uses in valuation includes Black-Scholes model, Hull-White model, etc. Depending on the instrument type, methods such as Monte Carlo simulation are applied to some products.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

4. **Financial risk management (continued)**

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of June 30, 2023 and December 31, 2022 are as follows:

Type of financial instrument	Valuation technique	Carrying value(*2)	Significant unobservable inputs	Range
		June 30, 2023		
Financial assets				
Financial assets at fair value through profit or loss				
Debt securities	DCF, NAV, Option model(*1), Income approach	₩ 14,164,258	The volatility of the underlying asset, Discount rate, Correlations, Growth rate, and liquidation value	0.60%~69.70% 1.90%~27.79% 8.34%~90.00% - -
Equity securities	DCF, NAV, Option model(*1), Comparable company analysis, Transaction case price, Cost method	2,091,159	The volatility of the underlying asset, Discount rate, Correlations, Growth rate, and liquidation value	20.40%~30.11% 4.99%~16.23% 11.90%~66.00% - 0.54%~0.99%
		16,255,417		
Derivative assets				
Equity and foreign exchange related	Option model(*1)	83,631	The volatility of the underlying asset, and Correlations	10.70%~83.30% -42.40%~85.70%
Interest rates related	Option model(*1)	52,185	The volatility of the underlying asset, Correlations	0.20%~0.90% 55.60%~78.10%
Credit and commodity related	Option model(*1)	422,078	The volatility of the underlying asset, Correlations and Hazard rate	42.20%~55.40% 99.9% 0.10%~4.40%
		557,894		
Securities at fair value through other comprehensive income				
Equity securities	DCF, NAV, Option model(*1), Comparable company analysis	963,697	The volatility of the underlying asset, Discount rate, Growth rate and the volatility	24.19%~31.53% 5.11%~21.02% -1.00%~1.00% 0.57%~11.02%
		₩ 17,777,008		

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022(In millions of Korean won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of June 30, 2023 and December 31, 2022 are as follows (continued):

	June 30, 2023				
Type of financial instrument	**Valuation technique**		**Carrying value(*2)**	**Significant unobservable inputs**	**Range**
Financial liabilities					
Financial liabilities designated at fair value through profit or loss					
Equity related	Option model(*1)	₩	6,048,140	The volatility of the underlying asset, and Correlations	0.20%~83.30% -44.60%~85.70%
Derivative liabilities					
Equity and foreign exchange related	Option model(*1)		244,045	The volatility of the underlying asset, and Correlations	4.28%~83.90% 9.90%~87.40%
Interest rates related	Option model(*1)		593,423	The volatility of the underlying asset, Regression coefficient, and Correlations	0.20%~1.12% 0.00%~1.96% 23.30%~90.34%
Credit and commodity related	Option model(*1)		142,783	The volatility of the underlying asset, Correlations, and Hazard rate	0.20%~25.20% -0.12%~78.10% 0.10%~4.40%
			980,251		
		₩	7,028,391		

(*1) Option model that the Group uses in valuation includes Black-Scholes model, Hull-White model, etc. Depending on the instrument type, methods such as Monte Carlo simulation are applied to some products.
(*2) There is no disclosure for valuation techniques and input variables related to items where the carrying amount is recognized as a reasonable approximation of fair value and the carrying amount is disclosed at fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

4. **Financial risk management (continued)**

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of June 30, 2023 and December 31, 2022 are as follows (continued):

Type of financial instrument	Valuation technique	Carrying value(*2)	Significant unobservable inputs	Range
December 31, 2022				
Financial assets				
Financial asset at fair value through profit or loss				
Debt securities	DCF, NAV, Option model(*1), Income approach	₩ 13,146,888	The volatility of the underlying asset, Discount rate, Correlations, Growth rate, and Liquidation Value	0.60%~68.10% 2.92%~38.87% 15.94%~90.00% - -
Equity securities	DCF, NAV, Option model(*1), Comparable company analysis, Transaction case price, Cost method	1,900,249	The volatility of the underlying asset, Discount rate and Correlations	20.50%~25.30% 5.59%~15.18% 11.90%~66.00%
		15,047,137		
Derivative assets				
Equity and foreign exchange related	Option model(*1)	54,541	The volatility of the underlying asset and Correlations	4.89%~84.40% 7.30%~72.30%
Interest rates related	Option model(*1)	51,025	The volatility of the underlying asset and Correlations	0.60%~1.10% 76.60%~78.90%
Credit and commodity related	Option model(*1)	423,578	The volatility of the underlying asset, Correlations and Hazard Rate	42.20%~55.90% 99.9% 1.20%~3.60%
		529,144		
Securities at fair value through other comprehensive income				
Equity securities	DCF, NAV, Option model(*1), Comparable company analysis	981,329	The volatility of the underlying asset, Discount rate, Growth rate and Volatility	28.62% 9.08%~19.14% 0.00%~2.00% 0.56%~11.42%
		₩ 16,557,610		

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

4. <u>**Financial risk management (continued)**</u>

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of June 30, 2023 and December 31, 2022 are as follows (continued):

Type of financial instrument	Valuation technique	Carrying value(*2)	Significant unobservable inputs	Range
			December 31, 2022	
Financial liabilities				
Financial liabilities designated at fair value through profit or loss				
Equity related	Option model(*1)	₩ 7,930,909	The volatility of the underlying asset Correlations	0.20%~84.40% -44.20%~86.30%
Derivative liabilities				
Equity and foreign exchange related	Option model(*1)	13,841	The volatility of the underlying asset, and Correlations	4.89%~84.40% -42.30%~87.60%
Interest rates related	Option model(*1)	642,123	The volatility of the underlying asset, Regression coefficient and Correlations	0.20%~1.10% 0.00%~1.46% 23.60%~90.34%
Credit and commodity related	Option model(*1)	155,317	The volatility of the underlying asset, Correlations and Hazard Rate	0.20%~45.70% 23.60%~78.90% 1.20%~2.90%
		811,281		
		₩ 8,742,190		

(*1) Option model that the Group uses in valuation includes Black-Scholes model, Hull-White model, etc. Depending on the instrument type, methods such as Monte Carlo simulation are applied to some products.
(*2) There is no disclosure for valuation techniques and input variables related to items where the carrying value is recognized as a reasonable approximation of fair value and the carrying value is disclosed at fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

4. **Financial risk management (continued)**

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-4) Sensitivity for changing in unobservable inputs

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effects on profit or loss or other comprehensive income as of June 30, 2023 and December 31, 2022.

		June 30, 2023	
		Favorable changes	Unfavorable changes
Financial assets:			
Effects on profit or loss for the period(*1)(*2):			
Financial assets at fair value through profit or loss	₩	48,862	(44,841)
Derivative assets		23,243	(28,570)
Securities at fair value through other comprehensive income (*2)		40,006	(35,001)
	₩	112,111	(108,412)
Financial liabilities:			
Effects on profit or loss for the period(*1):			
Financial liabilities designated at fair value through profit or loss	₩	39,097	(33,196)
Derivative liabilities		17,089	(17,966)
	₩	56,186	(51,162)

		December 31, 2022	
		Favorable changes	Unfavorable changes
Financial assets:			
Effects on profit or loss for the period(*1)(*2):			
Financial assets at fair value through profit or loss	₩	57,763	(51,803)
Derivative assets		12,499	(11,465)
Securities at fair value through other comprehensive income(*2)		49,262	(40,614)
	₩	119,524	(103,882)
Financial liabilities:			
Effects on profit or loss for the period(*1):			
Financial liabilities designated at fair value through profit or loss	₩	57,121	(60,525)
Derivative liabilities		16,388	(16,908)
	₩	73,509	(77,433)

(*1) Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset(-10~10%p) or correlations (-10~10%p), a significant unobservable input.

(*2) Fair value changes are calculated by increasing or decreasing the growth rate and discount rate, which are a significant unobservable input, from -1%p to 1%p.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

4. **Financial risk management (continued)**

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost

ii-1) The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value
Cash and due from banks	The carrying value and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument. For this reason, the carrying value approximates fair value.
Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk of the borrower.
Securities	An external professional evaluation agency is used to calculate the valuation amount using the market information. The agency calculates the fair value based on active market prices, and DCF model is used to calculate the fair value if there is no quoted price.
Deposits and borrowings	The carrying value and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.
Debt securities issued	Where available, the fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.
Investment contract liabilities	The carrying value is used instead of fair value for reserve for retirement pension contracts in accordance with the Insurance Act and the Enforcement Rules of the Insurance Business Act, due to the difficulties with calculating expected cash flows.
Other financial assets and other financial liabilities	The carrying value is measured at fair value for short-term and suspense accounts, such as spot exchange, inter-bank fund transfer, and domestic exchange of payments, and for the remaining financial instruments, the present value is calculated by discounting the contractual cash flows at a discount rate which considered residual risk at the market interest rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

4. **Financial risk management (continued)**

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-2) The carrying value and the fair value of financial instruments measured at amortized cost as of June 30, 2023 and December 31, 2022 are as follows:

		June 30, 2023		December 31, 2022	
		Carrying value	**Fair value**	**Carrying value**	**Fair value**
Assets:					
Deposits measured at amortized cost	₩	35,129,348	34,967,094	27,746,360	27,660,501
Loans measured at amortized cost		405,313,706	404,009,542	407,898,972	404,855,790
Securities measured at amortized cost:					
Government bonds		22,366,522	21,222,041	21,523,230	20,215,099
Financial institution bonds		6,155,538	6,163,273	5,423,771	5,387,207
Corporation bonds		6,559,710	6,233,871	6,424,197	5,971,007
		35,081,770	33,619,185	33,371,198	31,573,313
Other financial assets		27,707,690	27,947,205	21,826,601	22,059,918
	₩	503,232,514	500,543,026	490,843,131	486,149,522
Liabilities:					
Deposit liabilities:					
Demand deposits	₩	154,444,976	154,444,976	157,446,276	157,446,276
Time deposits		203,501,391	203,622,279	196,265,911	195,886,583
Certificate of deposit		11,661,950	11,692,861	14,921,375	14,748,736
Issued bill deposit		7,643,222	7,642,498	6,631,858	6,631,276
CMA deposits		4,756,995	4,756,995	4,634,010	4,634,010
Others		3,514,552	3,514,411	3,088,864	3,088,542
		385,523,086	385,674,020	382,988,294	382,435,423
Borrowing debts:					
Call-money		2,476,393	2,476,393	1,276,301	1,276,301
Bills sold		13,424	13,363	15,057	15,006
Bonds sold under repurchase agreements		10,639,638	10,639,638	9,544,536	9,544,536
Borrowings		37,062,019	36,760,481	38,443,281	37,602,027
		50,191,474	49,889,875	49,279,175	48,437,870
Debt securities issued:					
Borrowings in Korean won		60,969,709	60,104,331	63,927,063	62,059,253
Borrowings in foreign currency		13,512,611	13,329,778	13,361,720	13,051,576
		74,482,320	73,434,109	77,288,783	75,110,829
Investment contract liabilities		2,164,098	2,164,098	2,133,586	2,133,586
Other financial liabilities		43,427,944	43,358,096	31,992,438	31,683,186
	₩	555,788,922	554,520,198	543,682,276	539,800,894

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

4. **Financial risk management (continued)**

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but disclosed at their fair value as of June 30, 2023 and December 31, 2022 are as follows:

| | | June 30, 2023 | | | |
		Level 1	Level 2	Level 3	Total
Assets:					
Deposits measured at amortized cost	₩	318,476	34,648,618	-	34,967,094
Loans measured at amortized cost		-	3,014,131	400,995,411	404,009,542
Securities measured at amortized cost:					
Government bonds		10,060,279	11,161,762	-	21,222,041
Financial institution bonds		1,942,089	4,221,184	-	6,163,273
Corporation bonds		-	6,233,871	-	6,233,871
		12,002,368	21,616,817	-	33,619,185
Other financial assets		-	17,414,525	10,532,680	27,947,205
	₩	12,320,844	76,694,091	411,528,091	500,543,026
Liabilities:					
Deposit liabilities:					
Demand deposits	₩	-	154,444,976	-	154,444,976
Time deposits		-	-	203,622,279	203,622,279
Certificate of deposit		-	-	11,692,861	11,692,861
Issued bill deposit		-	-	7,642,498	7,642,498
CMA deposits		-	4,756,995	-	4,756,995
Other		-	3,470,258	44,153	3,514,411
		-	162,672,229	223,001,791	385,674,020
Borrowing debts:					
Call-money		-	2,476,393	-	2,476,393
Bills sold		-	-	13,363	13,363
Bonds sold under repurchase agreements		-	-	10,639,638	10,639,638
Borrowings		-	63,046	36,697,435	36,760,481
		-	2,539,439	47,350,436	49,889,875
Debt securities issued:					
Borrowings in Korean won		-	28,894,817	31,209,514	60,104,331
Borrowings in foreign currency		-	10,166,909	3,162,869	13,329,778
		-	39,061,726	34,372,383	73,434,109
Investment contract liabilities		-	-	2,164,098	2,164,098
Other financial liabilities		-	17,098,679	26,259,417	43,358,096
	₩	-	221,372,073	333,148,125	554,520,198

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

4. **Financial risk management (continued)**

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but disclosed at their fair value as of June 30, 2023 and December 31, 2022 are as follows:

		December 31, 2022			
		Level 1	Level 2	Level 3	Total
Assets:					
Deposits measured at amortized cost	₩	431,650	27,228,851	-	27,660,501
Loans measured at amortized cost		-	5,832,484	399,023,306	404,855,790
Securities measured at amortized cost:					
Government bonds		9,109,801	11,105,298	-	20,215,099
Financial institution bonds		1,898,457	3,488,750	-	5,387,207
Corporation bonds		-	5,971,007	-	5,971,007
		11,008,258	20,565,055	-	31,573,313
Other financial assets		-	12,598,487	9,461,431	22,059,918
	₩	11,439,908	66,224,877	408,484,737	486,149,522
Liabilities:					
Deposit liabilities:					
Demand deposits	₩	-	157,446,276	-	157,446,276
Time deposits		-	-	195,886,583	195,886,583
Certificate of deposit		-	-	14,748,736	14,748,736
Issued bill deposit		-	-	6,631,276	6,631,276
CMA deposits		-	4,634,010	-	4,634,010
Other		-	3,035,338	53,204	3,088,542
		-	165,115,624	217,319,799	382,435,423
Borrowing debts:					
Call-money		-	1,276,301	-	1,276,301
Bills sold		-	-	15,006	15,006
Bonds sold under repurchase agreements		-	-	9,544,536	9,544,536
Borrowings		-	19,922	37,582,105	37,602,027
		-	1,296,223	47,141,647	48,437,870
Debts:					
Borrowings in Korean won		-	31,665,994	30,393,259	62,059,253
Borrowings in foreign currency		-	9,625,410	3,426,166	13,051,576
		-	41,291,404	33,819,425	75,110,829
Investment contract liabilities		-	-	2,133,586	2,133,586
Other financial liabilities		-	8,921,782	22,761,404	31,683,186
	₩	-	216,625,033	323,175,861	539,800,894

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

4. <u>**Financial risk management (continued)**</u>

(g) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Group's valuation methodologies, which are described in Note 4(f) Measurement of fair value.

The carrying value of each category of financial assets and financial liabilities as of June 30, 2023 and December 31, 2022 are as follows:

		FVTPL	**FVOCI**	**Amortized cost**	**Derivatives held for hedging**	**Total**
				June 30, 2023		
Assets:						
Cash and due from banks at amortized cost	₩	-	-	37,619,474	-	37,619,474
Due from banks at fair value through profit or loss		29,642	-	-	-	29,642
Securities at fair value through profit or loss		61,863,413	-	-	-	61,863,413
Derivatives assets		4,871,138	-	-	282,240	5,153,378
Loans at fair value through profit or loss		2,232,577	-	-	-	2,232,577
Loans at amortized cost		-	-	405,313,706	-	405,313,706
Securities at fair value through other comprehensive income		-	85,023,457	-	-	85,023,457
Securities at amortized cost		-	-	35,081,770	-	35,081,770
Others		-	-	27,707,690	-	27,707,690
	₩	68,996,770	85,023,457	505,722,640	282,240	660,025,107

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

4. **Financial risk management (continued)**

(g) Classification by categories of financial instruments (continued)

The carrying value of each category of financial assets and financial liabilities as of June 30, 2023 and December 31, 2022 are as follows (continued):

		FVTPL	FVTPL liabilities designated	Amortized cost	Derivatives held for hedging	Total
				June 30, 2023		
Liabilities:						
Deposits	₩	-	-	385,523,086	-	385,523,086
Financial liabilities at fair value through profit or loss		1,630,642	-	-	-	1,630,642
Financial liabilities designated at FVTPL		-	8,469,030	-	-	8,469,030
Derivatives liabilities		4,827,325	-	-	1,153,364	5,980,689
Borrowings		-	-	50,191,474	-	50,191,474
Debt securities issued		-	-	74,482,320	-	74,482,320
Investment contract liabilities		-	-	2,164,098	-	2,164,098
Others		-	-	43,427,944	-	43,427,944
	₩	6,457,967	8,469,030	555,788,922	1,153,364	571,869,283

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

4. **Financial risk management (continued)**

(g) Classification by categories of financial instruments (continued)

The carrying value of each category of financial assets and financial liabilities as of June 30, 2023 and December 31, 2022 are as follows (continued):

		December 31, 2022				
		FVTPL	**FVOCI**	**Amortized cost**	**Derivatives held for hedging**	**Total**
Assets:						
Cash and due from banks at amortized cost	₩	-	-	30,050,840	-	30,050,840
Due from banks at fair value through profit or loss		26,116	-	-	-	26,116
Securities at fair value through profit or loss		59,092,985	-	-	-	59,092,985
Derivatives assets		6,162,348	-	-	298,304	6,460,652
Loans at fair value through profit or loss		2,389,180	-	-	-	2,389,180
Loans at amortized cost		-	-	407,898,972	-	407,898,972
Securities at fair value through other comprehensive income		-	85,469,161	-	-	85,469,161
Securities at amortized cost		-	-	33,371,198	-	33,371,198
Others		-	-	21,826,601	-	21,826,601
	₩	67,670,629	85,469,161	493,147,611	298,304	646,585,705

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

4. **Financial risk management (continued)**

(g) Classification by categories of financial instruments (continued)

The carrying value of each category of financial assets and financial liabilities as of June 30, 2023 and December 31, 2022 are as follows (continued):

			December 31, 2022			
		FVTPL	FVTPL liabilities designated	Amortized cost	Derivatives held for hedging	Total
Liabilities:						
Deposits	₩	-	-	382,988,294	-	382,988,294
Financial liabilities at fair value through profit or loss		1,146,110	-	-	-	1,146,110
Financial liabilities designated at FVTPL		-	8,367,368	-	-	8,367,368
Derivatives liabilities		6,526,787	-	-	1,181,828	7,708,615
Borrowings		-	-	49,279,175	-	49,279,175
Debt securities issued		-	-	77,288,783	-	77,288,783
Investment contract liabilities		-	-	2,133,586	-	2,133,586
Others		-	-	31,992,438	-	31,992,438
	₩	7,672,897	8,367,368	543,682,276	1,181,828	560,904,369

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

5. <u>**Change in subsidiaries**</u>

(a) Change in major consolidated subsidiaries for the year ended December 31, 2022 are as follows:

	Company	**Description**
Included	Shinhan EZ General Insurance, Ltd.	Newly acquired subsidiary
Excluded	Shinhan Alternative Investment Management Inc.	Dissolved due to merger with Shinhan Asset Management Co., Ltd

(*) Subsidiaries such as trust, beneficiary certificate, securitization special purpose companies and private equity funds which are not actually operating their own business are excluded.

6. <u>**Operating segments**</u>

(a) Segment information

The general descriptions by operating segments as of June 30, 2023 are as follows:

Segment	**Description**
Banking	Credit to customers, deposits from customers, and accompanying work
Credit card	Sales of credit cards, cash services, card loan services, installment financing, lease and accompanying work
Securities	Securities trading, consignment trading, underwriting and accompanying work
Life insurance	Life insurance business and its accompanying work
Credit	Facility rental, new technology business financing and accompanying work
Others	Business segments that do not belong to the above segments, such as real estate trust, investment advisory services, venture business investment and other remaining businesses

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

6. **Operating segments (continued)**

(b) The following tables provide information of operating income(expense) and net profit(loss) for each operating segment for the six-month periods ended June 30, 2023 and 2022.

		June 30, 2023						
	Banking	**Credit card**	**Securities**	**Life insurance**	**Credit**	**Others**	**Consolidation adjustment**	**Total**
Net interest income (expense) ₩	4,190,664	922,156	184,756	(115,494)	130,657	74,170	(118,884)	5,268,025
Net fees and commission income (expense)	394,148	421,199	251,000	(1,354)	7,895	187,620	(7,780)	1,252,728
Provision for allowance for credit loss	(466,410)	(373,304)	(29,080)	(6,458)	(73,419)	(34,476)	(336)	(983,483)
General and administrative expenses	(1,814,188)	(380,731)	(371,609)	(118,451)	(33,483)	(194,647)	114,261	(2,798,848)
Other operating income(expense)	(77,956)	(119,852)	221,499	663,994	179,504	210,860	(324,238)	753,811
Operating income	2,226,258	469,468	256,566	422,237	211,154	243,527	(336,977)	3,492,233
Equity method income (expense)	58	(622)	8,793	(1,338)	36,573	1,277	22,593	67,334
Income tax expense	561,030	103,726	88,147	105,524	55,362	50,069	(61,802)	902,056
Profit for the period ₩	1,638,324	368,677	241,858	311,682	190,056	193,443	(260,917)	2,683,123
Controlling interest ₩	1,638,175	367,989	241,913	311,682	190,056	193,443	(317,035)	2,626,223
Non-controlling interests	149	688	(55)	-	-	-	56,118	56,900

		June 30, 2022						
	Banking	**Credit card**	**Securities**	**Life insurance**	**Credit**	**Others**	**Consolidation adjustment**	**Total**
Net interest income ₩	3,962,965	906,509	225,565	(57,404)	130,640	70,132	(138,861)	5,099,546
Net fees and commission income	427,292	383,247	316,334	872	18,536	208,679	7,809	1,362,769
Provision for (Reversal of) allowance for credit loss	(313,813)	(257,953)	(6,120)	(11,816)	24,489	(32,762)	(773)	(598,748)
General and administrative expenses	(1,668,640)	(365,562)	(348,702)	(61,979)	(30,477)	(191,257)	97,830	(2,568,787)
Other operating income (expense)	(184,220)	(118,071)	50,461	460,657	94,564	54,173	(50,666)	306,898
Operating income	2,223,584	548,170	237,538	330,330	237,752	108,965	(84,661)	3,601,678
Equity method income(expense)	171	(397)	14,369	(2,195)	32,559	3,365	(14,582)	33,290
Income tax expense	578,258	159,027	62,618	83,104	65,105	28,207	(8,736)	967,583
Profit for the period ₩	1,647,769	459,416	188,998	236,054	203,647	86,019	(99,842)	2,722,061
Controlling interest ₩	1,647,382	458,595	189,074	236,054	203,647	86,019	(138,411)	2,682,360
Non-controlling interests	387	821	(76)	-	-	-	38,569	39,701

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

6.   Operating segments (continued)

(c) The following tables provide information of net interest income (expense) from external customers and internal transactions of each operating segment for the six-month periods ended June 30, 2023 and 2022.

		Banking	Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment(*)	Total
					June 30, 2023				
Net interest income from:									
External customers (*)	₩	4,194,111	957,881	191,061	(119,576)	137,464	31,577	(124,493)	5,268,025
Internal transactions		(3,447)	(35,725)	(6,305)	4,082	(6,807)	42,593	5,609	-
	₩	4,190,664	922,156	184,756	(115,494)	130,657	74,170	(118,884)	5,268,025

(*) Consolidated adjustment to net interest income(expense) from external customers is from the securities and others which were measured at fair values as a part of business combination accounting.

		Banking	Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment(*)	Total
					June 30, 2022				
Net interest income from:									
External customers (*)	₩	3,966,232	936,235	236,345	(58,153)	135,143	32,067	(148,323)	5,099,546
Internal transactions		(3,267)	(29,726)	(10,780)	749	(4,503)	38,065	9,462	-
	₩	3,962,965	906,509	225,565	(57,404)	130,640	70,132	(138,861)	5,099,546

(*) Consolidated adjustment to net interest income(expense) from external customers is from the securities and others which were measured at fair values as a part of business combination accounting.

(d) The following tables provide information of net fees and commission income (expense) from external customers and internal transactions of each operating segment for the six-month periods ended June 30, 2023 and 2022.

		Banking	Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment	Total
					June 30, 2023				
Net fees and commission income(loss) from:									
External customers	₩	415,961	427,882	255,378	1,181	6,091	146,235	-	1,252,728
Internal transactions		(21,813)	(6,683)	(4,378)	(2,535)	1,804	41,385	(7,780)	-
	₩	394,148	421,199	251,000	(1,354)	7,895	187,620	(7,780)	1,252,728

		Banking	Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment	Total
					June 30, 2022				
Net fees and commission income(loss) from:									
External customers	₩	450,708	411,477	321,956	8,392	16,932	153,304	-	1,362,769
Internal transactions		(23,416)	(28,230)	(5,622)	(7,520)	1,604	55,375	7,809	-
	₩	427,292	383,247	316,334	872	18,536	208,679	7,809	1,362,769

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

7. **Cash and due from banks at amortized cost**

Restricted due from banks in accordance with Related Regulations or Acts as of June 30, 2023 and December 31, 2022 are as follows:

		June 30, 2023	December 31, 2022	Related Regulations or Acts
Due from banks denominated in Korean won:				
Reserve deposits	₩	15,918,581	8,647,429	Article 55 of the Bank of Korea Act
Other deposits		2,178,523	2,216,899	Article 74 of the Capital Markets and Financial Investment Business Act, etc.
		18,097,104	10,864,328	
Due from banks denominated in foreign currency		5,880,851	2,975,849	Articles of the Bank of Korea Act, New York State Banking Act, derivatives related, etc.
	₩	23,977,955	13,840,177	

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

8. **Financial assets at fair value through profit or loss**

(a) Financial assets at fair value through profit or loss as of June 30, 2023 and December 31, 2022 are as follows:

		June 30, 2023	December 31, 2022
Debt instruments:			
Governments	₩	6,300,111	5,961,610
Financial institutions		9,677,070	11,788,689
Corporations		8,929,460	7,826,772
Stocks with put option		344,191	359,795
Equity investment with put option		3,637,565	3,185,222
Beneficiary certificates		14,477,438	13,782,117
Commercial papers		7,325,461	4,939,927
CMA		3,085,107	3,850,613
Others(*)		3,546,565	3,464,559
		57,322,968	55,159,304
Equity instruments:			
Stocks		4,344,148	3,739,343
Equity investment		8,240	38,515
Others		87,628	79,854
		4,440,016	3,857,712
		61,762,984	59,017,016
Others:			
Loans at fair value through profit or loss		2,232,577	2,389,180
Due from banks at fair value		29,642	26,116
Gold/silver deposits		100,429	75,969
	₩	64,125,632	61,508,281

(*) As of June 30, 2023 and December 31, 2022, restricted reserves for claims of customers' deposits (trusts) are ₩1,802,769 million and ₩1,705,724 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

9. **Derivatives**

(a) The notional amounts of derivatives outstanding as of June 30, 2023 and December 31, 2022 are as follows:

		June 30, 2023	December 31, 2022
Foreign currency related:			
Over the counter:			
Currency forwards	₩	163,165,076	129,544,881
Currency swaps		44,403,958	40,539,223
Currency options		1,533,756	1,327,752
		209,102,790	171,411,856
Exchange traded:			
Currency futures		2,103,631	1,325,660
		211,206,421	172,737,516
Interest rates related:			
Over the counter:			
Interest rate forwards and swaps		39,718,614	37,170,647
Interest rate options		266,500	226,924
		39,985,114	37,397,571
Exchange traded:			
Interest rate futures		3,547,691	2,924,135
Interest rate swaps(*)		91,000,213	94,803,271
		94,547,904	97,727,406
		134,533,018	135,124,977
Credit related:			
Over the counter:			
Credit swaps		5,357,820	5,155,334
Equity related:			
Over the counter:			
Equity swaps and forwards		4,576,689	4,008,263
Equity options		2,617,634	878,122
		7,194,323	4,886,385
Exchange traded:			
Equity futures		2,540,498	3,317,515
Equity options		986,358	1,444,098
		3,526,856	4,761,613
		10,721,179	9,647,998
Commodity related:			
Over the counter:			
Commodity swaps and forwards		977,637	898,332
Commodity options		8,000	8,000
		985,637	906,332
Exchange traded:			
Commodity futures and options		155,667	75,770
		1,141,304	982,102
Hedge:			
Currency forwards		1,871,540	1,249,589
Currency swaps		4,311,691	4,677,553
Interest rate forwards and swaps		17,110,575	16,475,525
		23,293,806	22,402,667
	₩	386,253,548	346,050,594

(*) The notional amounts of derivatives outstanding those will be settled in the 'Central Counter Party (CCP)' system.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

9.   Derivatives (continued)

(b) Fair values of derivative instruments as of June 30, 2023 and December 31, 2022 are as follows:

	June 30, 2023		December 31, 2022	
	Assets	Liabilities	Assets	Liabilities
Foreign currency related:				
Over the counter:				
Currency forwards ₩	1,683,424	1,338,390	3,089,759	2,838,793
Currency swaps	1,681,730	1,828,441	1,625,286	1,807,229
Currency options	12,810	14,879	14,776	13,603
	3,377,964	3,181,710	4,729,821	4,659,625
Exchange traded:				
Currency futures	1,315	883	19	928
	3,379,279	3,182,593	4,729,840	4,660,553
Interest rates related:				
Over the counter:				
Interest rate forwards and swaps	839,550	1,076,383	772,513	1,062,772
Interest rate options	1,747	8,241	5,169	1,983
	841,297	1,084,624	777,682	1,064,755
Exchange traded:				
Interest rate futures	10,497	974	2,555	972
	851,794	1,085,598	780,237	1,065,727
Credit related:				
Over the counter:				
Credit swaps	423,659	19,082	423,966	19,235
Equity related:				
Over the counter:				
Equity swap and forwards	164,258	261,375	169,504	393,810
Equity options	6,826	36,502	2,704	1,139
	171,084	297,877	172,208	394,949
Exchange traded:				
Equity futures	24,442	44,567	31,051	101,622
Equity options	16,882	69,055	11,414	145,895
	41,324	113,622	42,465	247,517
	212,408	411,499	214,673	642,466
Commodity related:				
Over the counter:				
Commodity swaps and forwards	211	128,032	10,983	136,701
Commodity options	-	14	-	1,517
	211	128,046	10,983	138,218
Exchange traded:				
Commodity futures and options	3,787	507	2,649	589
	3,998	128,553	13,632	138,807
Hedge:				
Currency forwards	15,207	58,410	23,143	37,757
Currency swaps	159,626	76,032	158,297	75,070
Interest rate forwards and swaps	107,407	1,018,922	116,864	1,069,000
	282,240	1,153,364	298,304	1,181,827
₩	5,153,378	5,980,689	6,460,652	7,708,615

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

9. **Derivatives (continued)**

(c) Gain or loss on valuation of derivatives for the six-month periods ended June 30, 2023 and 2022 are as follows:

		June 30, 2023		June 30, 2022	
		Three-month	Six-month	Three-month	Six-month
Foreign currency related:					
Over the counter:					
Currency forwards	₩	(187,554)	113,552	274,890	334,830
Currency swaps		(33,652)	(142,976)	(379,380)	(466,199)
Currency options		950	580	5,888	6,972
		(220,256)	(28,844)	(98,602)	(124,397)
Exchange traded:					
Currency futures		1,340	242	(16,556)	(4,868)
		(218,916)	(28,602)	(115,158)	(129,265)
Interest rates related:					
Over the counter:					
Interest rate forwards and swaps		17,400	88,398	(185,832)	(306,978)
Interest rate options		(2,654)	(2,949)	(86)	1,645
		14,746	85,449	(185,918)	(305,333)
Exchange traded:					
Interest rate futures, etc.		14,729	9,521	(23,705)	(1,161)
		29,475	94,970	(209,623)	(306,494)
Credit related:					
Over the counter:					
Credit swaps		6,284	(2,566)	(990)	(12,454)
Equity related:					
Over the counter:					
Equity swap and forwards		(45,949)	45,654	(74,882)	(136,251)
Equity options		(19,230)	(32,691)	1,526	5,664
		(65,179)	12,963	(73,356)	(130,587)
Exchange traded:					
Equity futures		55,235	(20,124)	12,409	(2,534)
Equity options		(45,394)	13,615	(46,054)	(136,589)
		9,841	(6,509)	(33,645)	(139,123)
		(55,338)	6,454	(107,001)	(269,710)
Commodity related:					
Over the counter:					
Commodity swaps and forwards		(40,134)	6,289	(64,672)	(113,331)
Commodity options		917	1,503	1,562	4,551
		(39,217)	7,792	(63,110)	(108,780)
Exchange traded:					
Commodity futures and options		6,415	3,280	20,593	18,342
		(32,802)	11,072	(42,517)	(90,438)
Hedge:		(104,358)	66,441	(230,488)	(604,980)
	₩	(375,655)	147,769	(705,777)	(1,413,341)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

9. **Derivatives (continued)**

(d) Nominal amounts and average hedge ratio for hedging instruments as of June 30, 2023 and December 31, 2022 are as follows:

		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
June 30, 2023								
Interest risk:								
Nominal values:	₩	7,074,008	1,302,644	1,498,034	1,048,756	1,978,885	4,208,248	17,110,575
Average price condition (*1):		0.66%	1.62%	1.67%	1.45%	1.25%	0.77%	0.96%
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%
Exchange risk(*2):								
Nominal values:	₩	2,065,858	955,142	1,591,807	1,660,139	800,014	593,018	7,665,978
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

(*1) Interest rate swaps consist of 3M CD, 3M USD Libor, 3M Euribor, and 3M AUD Bond.
(*2) The average exchange rates of net investment hedge instruments are USD/KRW 1,226.03, JPY/KRW 9.49, EUR/KRW 1,344.45, GBP/KRW 1,508.13, AUD/KRW 866.24, CAD/KRW 921.27, SGD/KRW 859.87, CNY/KRW 177.98, SEK/KRW 126.18.

		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
December 31, 2022								
Interest risk:								
Nominal values:	₩	5,338,313	3,023,185	612,113	2,114,152	819,140	4,568,622	16,475,525
Average price condition (*1):		0.72%	0.82%	2.53%	1.52%	1.48%	0.68%	0.94%
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%
Exchange risk(*2):								
Nominal values:		2,620,663	628,860	1,108,785	1,913,070	942,804	-	7,214,182
Average hedge ratio:		100%	100%	100%	100%	100%	-	100%

(*1) Interest rate swaps consist of 3M CD, 3M USD Libor, 3M Euribor, and 3M AUD Bond.
(*2) The average exchange rates of net investment hedge instruments are USD/KRW 1,198.11, JPY/KRW 10.13, EUR/KRW 1,336.97, GBP/KRW 1,484.00, AUD/KRW 812.44, CAD/KRW 948.79, SGD/KRW 859.87, CNY/KRW 190.96, SEK/KRW 125.49.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

9. **Derivatives (continued)**

(e) Hedge relationships affected by an interest rate benchmark reform

The revised Standard requires exception to the analysis of future information in relation to the application of hedge accounting, while uncertainty exists due to movements of the interest rate benchmark reform. The exception assumes that when assessing whether the expected cash flows that comply with existing interest rate benchmarks are highly probable, whether there is an economic relationship between the hedged item and the hedging instrument, and whether there is a high hedge effectiveness between the hedged item and the hedging instrument, the interest rate indicators that are based on the hedged item do not change due to the effect of the interest rate index reform.

KRW CD interest rates will be replaced by Korea Overnight Financing Repo Rates(KOFR). The Group has assumed that in this hedging relationship, the spread which has changed based on Korea Overnight Financing Repo Rates would be similar to the spreads of interest rate swap used as the hedging instrument. Besides this, the Group did not make any assumption on further changes of conditions.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

10. <u>**Securities at fair value through other comprehensive income and securities at amortized cost**</u>

(a) Details of securities at FVOCI and securities at amortized cost as of June 30, 2023 and December 31, 2022 are as follows:

		June 30, 2023	December 31, 2022
Securities at FVOCI:			
Debt securities:			
Government bonds	₩	41,383,332	40,995,316
Financial institutions bonds		19,724,504	20,539,199
Corporate bonds and others		22,307,699	22,262,060
		83,415,535	83,796,575
Equity securities(*):			
Stocks		1,413,649	1,475,153
Equity investments		2,300	3,833
Others		191,973	193,600
		1,607,922	1,672,586
		85,023,457	85,469,161
Securities at amortized cost:			
Debt securities:			
Government bonds		22,366,522	21,523,230
Financial institutions bonds		6,155,538	5,423,771
Corporate bonds and others		6,559,710	6,424,197
		35,081,770	33,371,198
	₩	120,105,227	118,840,359

(*) Equity securities in the above table are classified as securities measured at other comprehensive income, as the Group's purpose of holding is required by the policy.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b) Changes in carrying value of debt securities at fair value through other comprehensive income and securities at amortized cost for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows:

June 30, 2023

	Debt securities at fair value through other comprehensive income			Debt securities at amortized cost		
	12-month expected credit loss	Life-time expected credit loss	Total	12-month expected credit loss	Life-time expected credit loss	Total
Beginning balance	₩ 83,729,377	67,198	83,796,575	33,371,599	10,515	33,382,114
Transfer (from) to 12-month expected credit loss	31,255	(31,255)	-	-	-	-
Transfer (from) to lifetime expected credit loss	(74,694)	74,694	-	-	-	-
Net increase and decrease(*)	(385,601)	4,561	(381,040)	1,715,705	(2,632)	1,713,073
Ending balance	₩ 83,300,337	115,198	83,415,535	35,087,304	7,883	35,095,187

(*) Included the effects from changes in purchase, disposal, repayment, changes in foreign exchange rate and amortization of fair value adjustments recognized through business combination accountings and others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b) Changes in carrying value of debt securities at fair value through other comprehensive income and securities at amortized cost for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows (continued):

	December 31, 2022					
	Debt securities at fair value through other comprehensive income			Debt securities at amortized cost		
	12-month expected credit loss	Life-time expected credit loss	Total	12-month expected credit loss	Life-time expected credit loss	Total
Beginning balance	₩ 89,595,577	152,786	89,748,363	26,139,316	36,290	26,175,606
Transfer (from) to 12-month expected credit loss	61,740	(61,740)	-	18,544	(18,544)	-
Transfer (from) to lifetime expected credit loss	(23,619)	23,619	-	-	-	-
Net increase and decrease(*)	(5,929,126)	(47,467)	(5,976,593)	7,213,739	(7,231)	7,206,508
Business combination	24,805	-	24,805	-	-	-
Ending balance	₩ 83,729,377	67,198	83,796,575	33,371,599	10,515	33,382,114

(*) Included the effects from changes in purchase, disposal, repayment, changes in foreign exchange rate and amortization of fair value adjustments recognized through business combination accountings and others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(c) Changes in allowance for credit loss of debt securities at fair value through other comprehensive income and debt securities at amortized cost for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows:

June 30, 2023

		Debt securities at fair value through other comprehensive income			Debt securities at amortized cost		
		12-month expected credit loss	Life-time expected credit loss	Total	12-month expected credit loss	Life-time expected credit loss	Total
Beginning allowance	₩	40,501	113	40,614	10,759	157	10,916
Transfer (from) to							
12-month expected credit loss		23	(23)	-	-	-	-
Transfer to lifetime expected credit loss		(130)	130	-	-	-	-
Provision (reversal)		(12,538)	942	(11,596)	1,975	(8)	1,967
Disposal and others(*)		(162)	9	(153)	521	13	534
Ending balance	₩	27,694	1,171	28,865	13,255	162	13,417

(*) Included the effects from changes in foreign exchange rate, debt restructuring, investment conversion and others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(c) Changes in allowance for credit loss of debt securities at fair value through other comprehensive income and debt securities at amortized cost for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows (continued):

		December 31, 2022				
	Debt securities at fair value through other comprehensive income			Debt securities at amortized cost		
	12-month expected credit loss	Life-time expected credit loss	Total	12-month expected credit loss	Life-time expected credit loss	Total
Beginning balance	₩ 45,648	603	46,251	10,201	463	10,664
Transfer (from) to 12-month expected credit loss	166	(166)	-	203	(203)	-
Transfer (from) to lifetime expected credit loss	(20)	20	-	-	-	-
Provision (reversal)	(4,658)	(355)	(5,013)	632	(94)	538
Disposal and others(*)	(635)	11	(624)	(277)	(9)	(286)
Ending balance	₩ 40,501	113	40,614	10,759	157	10,916

(*) Included the effects from changes in foreign exchange rate, debt restructuring, investment conversion and others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

10. **Securities at fair value through other comprehensive income and securities at amortized cost (continued)**

(d) Gain or loss on disposal of securities at fair value through other comprehensive income and securities at amortized cost for the six-month periods ended June 30, 2023 and 2022 are as follows:

| | | June 30, 2023 | | June 30, 2022 | |
		Three-month	Six-month	Three-month	Six-month
Gain on disposal of securities at FVOCI	₩	15,668	39,915	1,347	6,805
Loss on disposal of securities at FVOCI		(10,069)	(53,474)	(16,899)	(25,120)
Gain on disposal of securities at amortized cost (*)		-	358	1	4
Loss on disposal of securities at amortized cost (*)		(1)	(2)	(15)	(59)
		5,598	(13,203)	(15,566)	(18,370)

(*) The issuers of those securities have exercised the early redemption options.

(e) Gain or loss on equity securities at fair value through other comprehensive income

i) The Group recognizes dividends, amounting to ₩ 56,423 million and ₩ 23,834 million, related to equity securities at fair value through other comprehensive income for the six-month periods ended June 30, 2023 and 2022, respectively.

ii) The details of the disposal of equity securities at fair value through other comprehensive income for the six-month periods ended June 30, 2023 and 2022 are as follows:

| | | June 30,2023 | June 30, 2022 |
		Stocks acquired by investment conversion (*)	
Fair value at the date of disposal	₩	27,965	31,951
Cumulative net loss (gain) at the time of disposal		(1,713)	2,647

(*) The reason for the disposal is the disposal of stocks acquired by investment conversion.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

11. <u>**Loans at amortized cost, etc.**</u>

(a) Loans measured at amortized cost for configuration by customers as of June 30, 2023 and December 31, 2022 are as follows:

		June 30, 2023	December 31, 2022
Retail loans	₩	153,877,225	155,365,004
Corporate loans(*)		218,438,421	216,004,850
Public and other loans		4,165,449	3,788,040
Loans between banks		4,570,492	7,428,874
Credit card receivables		27,795,455	28,459,691
		408,847,042	411,046,459
Discount		(22,483)	(21,879)
Deferred loan origination costs		503,920	525,205
		409,328,479	411,549,785
Less: Allowance for credit loss		(4,014,773)	(3,650,813)
	₩	405,313,706	407,898,972

(*) Included loans for solo proprietor business, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

11. Loans at amortized cost, etc. (continued)

(b) Changes in carrying value of loans measured at amortized cost, etc. for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows:

	June 30, 2023						
	Loan at amortized cost			Due from banks at amortized cost and other financial assets			
	12-month expected credit loss	Life-time expected credit loss	Impaired financial asset	12-month expected credit loss	Life-time expected credit loss	Impaired financial asset	Total
Beginning balance	₩ 363,925,280	45,545,875	2,078,630	49,701,131	165,723	87,512	461,504,151
Transfer (from) to 12-month expected credit losses	8,301,550	(8,295,206)	(6,344)	19,805	(19,682)	(123)	-
Transfer (from) to lifetime expected credit losses	(16,163,801)	16,198,803	(35,002)	(67,362)	67,370	(8)	-
Transfer (from) to credit-impaired financial assets	(517,440)	(885,021)	1,402,461	(8,027)	(29,937)	37,964	-
Net increase and decrease(*1)	(1,130,774)	(263,753)	114,525	13,292,770	385	20,032	12,033,185
Charge off(*2)	-	-	(696,110)	-	-	(14,217)	(710,327)
Disposal	(41,842)	(4,708)	(198,644)	-	(3)	(594)	(245,791)
Ending balance	₩ 354,372,973	52,295,990	2,659,516	62,938,317	183,856	130,566	472,581,218

(*1) The amount is due to execution, collection, debt restructuring, investment conversion, exchange rate fluctuation, etc.
(*2) The amount of uncollected loans currently in recovery (principal and interest) is ₩ 9,704,316 million, which is written off as of June 30, 2023.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

11. Loans at amortized cost, etc. (continued)

(b) Changes in the carrying value of loans measured at amortized cost, etc. for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows (continued):

| | December 31, 2022 | | | | | | |
| | Loan at amortized cost | | | Due from banks at amortized cost and other financial assets | | | |
	12-month expected credit loss	Life-time expected credit loss	Impaired financial asset	12-month expected credit loss	Life-time expected credit loss	Impaired financial asset	Total
Beginning balance ₩	344,305,633	41,815,125	1,857,110	48,154,690	104,650	79,094	436,316,302
Transfer (from) to 12-month expected credit losses	11,507,176	(11,490,569)	(16,607)	16,401	(16,309)	(92)	-
Transfer (from) to lifetime expected credit losses	(16,538,612)	16,584,703	(46,091)	(23,870)	23,985	(115)	-
Transfer (from) to credit- impaired financial assets	(591,684)	(804,853)	1,396,537	(10,008)	(3,654)	13,662	-
Net increase and decrease(*1)	25,259,669	(556,047)	212,198	1,482,975	57,051	21,722	26,477,568
Charge off(*2)	-	-	(1,106,922)	-	-	(25,636)	(1,132,558)
Disposal	(17,000)	(2,484)	(217,595)	-	-	(1,123)	(238,202)
Business combination	98	-	-	80,943	-	-	81,041
Ending balance ₩	363,925,280	45,545,875	2,078,630	49,701,131	165,723	87,512	461,504,151

(*1) The amount is due to execution, collection, debt restructuring, investment conversion, exchange rate fluctuation, etc.
(*2) The amount of uncollected loans currently in recovery (principal and interest) is ₩ 9,739,237 million, which is written off as of December 31, 2022.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

11. Loans at amortized cost, etc. (continued)

(c) Changes in allowances for credit loss

Changes in allowances for credit loss of loans at amortized cost, etc. for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows:

	June 30, 2023						
	Loan at amortized cost			Due from banks at amortized cost and other financial assets			
	12-month expected credit loss	Life-time expected credit loss	Impaired financial asset	12-month expected credit loss	Life-time expected credit loss	Impaired financial asset	Total
Beginning balance ₩	1,050,037	1,486,338	1,114,438	296,346	10,440	74,621	4,032,220
Transfer (from) to 12-month expected credit losses	118,834	(117,752)	(1,082)	323	(288)	(35)	-
Transfer (from) to lifetime expected credit losses	(99,392)	112,094	(12,702)	(21,751)	21,754	(3)	-
Transfer (from) to credit-impaired financial assets	(14,703)	(84,462)	99,165	(210)	(22,426)	22,636	-
Provision (reversed)	215,041	214,460	509,183	21,339	817	25,291	986,131
Charge off	-	-	(696,110)	-	-	(14,217)	(710,327)
Amortization of discount	-	-	(14,222)	-	-	-	(14,222)
Disposal	(36)	(277)	(47,925)	-	-	(141)	(48,379)
Collection	-	-	186,618	-	-	1,136	187,754
Others(*)	(50,960)	(117,332)	165,520	593	304	(828)	(2,703)
Ending balance ₩	1,218,821	1,493,069	1,302,883	296,640	10,601	108,460	4,430,474

(*) Other changes are due to debt restructuring, investment conversion, changes in foreign exchange rates, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

11.   Loans at amortized cost, etc. (continued)

(c) Changes in allowances for credit loss (continued)

| | December 31, 2022 | | | | | | |
| | Loan at amortized cost | | | Due from banks at amortized cost and other financial assets | | | |
	12-month expected credit loss	Life-time expected credit loss	Impaired financial asset	12-month expected credit loss	Life-time expected credit loss	Impaired financial asset	Total
Beginning balance ₩	920,338	1,242,999	1,003,756	183,968	8,008	70,043	3,429,112
Transfer (from) to 12-month expected credit losses	134,553	(131,558)	(2,995)	315	(274)	(41)	-
Transfer (from) to lifetime expected credit losses	(86,906)	105,849	(18,943)	(740)	765	(25)	-
Transfer (from) to credit-impaired financial assets	(7,258)	(77,182)	84,440	(75)	(1,267)	1,342	-
Provision (reversed)	186,361	498,025	559,965	2,327	3,278	27,226	1,277,182
Charge off	-	-	(1,106,922)	-	-	(25,636)	(1,132,558)
Amortization of discount	-	-	(11,805)	-	-	-	(11,805)
Disposal	-	(33)	(33,616)	-	-	(61)	(33,710)
Collection	-	-	381,659	-	-	2,502	384,161
Others(*)	(97,051)	(151,762)	258,899	110,519	(70)	(729)	119,806
Business Combinations	-	-	-	32	-	-	32
Ending balance ₩	1,050,037	1,486,338	1,114,438	296,346	10,440	74,621	4,032,220

(*) Other changes are due to debt restructuring, investment conversion, changes in foreign exchange rates, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

12. **Investments in associates**

(a) Investments in associates as of June 30, 2023 and December 31, 2022 are as follows:

Investees	Country	Reporting date	Ownership (%)	
			June 30, 2023	December 31, 2022
BNP Paribas Cardif Life Insurance (*1),(*2)	Korea	March 31	14.99	14.99
Partners 4th Growth Investment Fund (*4)	Korea	May 31	25.00	25.00
KTB Newlake Global Healthcare PEF (*7)	Korea	June 30	8.29	20.57
Shinhan-Neoplux Energy Newbiz Fund	Korea	June 30	31.66	31.66
Shinhan-Albatross Technology Investment Fund (*4)	Korea	May 31	50.00	50.00
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund	Korea	June 30	23.89	23.89
VOGO Debt Strategy Qualified IV Private	Korea	June 30	20.00	20.00
Shinhan-Midas Donga Secondary Fund	Korea	June 30	50.00	50.00
ShinHan – Soo Young Entrepreneur Investment Fund No.1	Korea	June 30	24.00	24.00
Shinhan Praxis K-Growth Global Private Equity Fund (*9)	Korea	June 30	14.15	14.15
Kiwoom Milestone Professional Private Real Estate Trust 19	Korea	June 30	50.00	50.00
Shinhan Global Healthcare Fund 1 (*9)	Korea	June 30	4.41	4.41
KB NA Hickory Private Special Asset Fund	Korea	June 30	37.50	37.50
Koramco Europe Core Private Placement Real Estate Fund No.2-2	Korea	June 30	44.02	44.02
Hermes Private Investment Equity Fund	Korea	June 30	29.17	29.17
KDBC-Midas Dong-A Global contents Fund	Korea	June 30	23.26	23.26
Shinhan-Nvestor Liquidity Solution Fund	Korea	June 30	24.92	24.92
Shinhan AIM FoF Fund 1-A	Korea	June 30	25.00	25.00
IGIS Global Credit Fund 150-1	Korea	June 30	25.00	25.00
Partner One Value up I Private Equity Fund	Korea	June 30	27.91	27.91
Genesis No.1 Private Equity Fund (*7)	Korea	June 30	-	22.80
Korea Omega Project Fund III	Korea	June 30	23.53	23.53
Genesis North America Power Company No.1 PEF	Korea	June 30	43.84	39.11
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Korea	June 30	23.33	23.33
Korea Finance Security (*1),(*9)	Korea	March 31	14.91	14.91
MIEL CO.,LTD. (*3),(*4)	Korea	December 31	28.77	28.77
AIP Transportation Specialized Privately Placed Fund Trust #1	Korea	June 30	35.73	35.73
Kiwoom-Shinhan Innovation Fund I	Korea	June 30	50.00	50.00
Midas Asset Global CRE Debt Private Fund No.6	Korea	June 30	41.16	41.16
Samchully Midstream Private Placement Special Asset Fund 5-4	Korea	June 30	42.92	42.92
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3	Korea	June 30	20.00	20.00
NH-Amundi Global Infrastructure Trust 14	Korea	June 30	30.00	30.00
Jarvis Memorial Private Investment Trust 1 (*6)	Korea	June 30	99.01	99.01

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022(In millions of Korean won)

12. Investments in associates (continued)

(a) Investments in associates as of June 30, 2023 and December 31, 2022 are as follows (continued):

Investees	Country	Reporting date	Ownership (%) June 30, 2023	Ownership (%) December 31, 2022
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37 (*8)	Korea	June 30	60.00	60.00
Milestone Private Real Estate Fund 3	Korea	June 30	32.06	32.06
Nomura-Rifa Private Real Estate Investment Trust 31	Korea	June 30	31.31	31.31
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2	Korea	June 30	21.27	21.27
T&F 2019 bearing Private Equity Fund Specializing in Start-up and Venture Business	Korea	June 30	28.25	28.25
FuturePlay-Shinhan TechInnovation Fund 1	Korea	June 30	50.00	50.00
Stonebridge Corporate 1st Fund	Korea	June 30	44.12	44.12
Vogo Realty Partners Private Real Estate Fund V	Korea	June 30	21.64	21.64
Korea Credit Bureau (*1),(*9)	Korea	March 31	9.00	9.00
Goduck Gangil1 PFV Co., Ltd. (*1),(*9)	Korea	March 31	1.04	1.04
SBC PFV Co., Ltd. (*1),(*10)	Korea	March 31	25.00	25.00
NH-amundi global infra private fund 16	Korea	June 30	50.00	50.00
IMM Global Private Equity Fund	Korea	June 30	32.96	33.00
SH BNCT Professional Investment Type Private Special Asset Investment Trust (*11)	Korea	June 30	72.50	72.50
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24 (*8)	Korea	June 30	52.28	52.28
Sparklabs-Shinhan Opportunity Fund 1	Korea	June 30	49.50	49.50
BNW Tech-Innovation Private Equity Fund	Korea	June 30	29.85	29.85
IGIS Real-estate Private Investment Trust No.33	Korea	June 30	40.86	40.86
WWG Global Real Estate Investment Trust no.4 (*7)	Korea	June 30	-	29.55
Goduck Gangil10 PFV Co., Ltd. (*1),(*9)	Korea	March 31	19.90	19.90
Fidelis Global Private Real Estate Trust No.2 (*8)	Korea	June 30	79.63	79.70
AIP EURO PRIVATE REAL ESTATE TRUST No. 12	Korea	June 30	28.70	28.70
Shinhan Global Healthcare Fund 2(*9)	Korea	June 30	13.68	13.68
Shinhan AIM Real Estate Fund No.2	Korea	June 30	30.00	30.00
Shinhan AIM Real Estate Fund No.1	Korea	June 30	21.01	21.01
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust	Korea	June 30	22.02	22.02
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust	Korea	June 30	29.19	29.19
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2 (*8)	Korea	June 30	71.43	71.43

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022(In millions of Korean won)

12. Investments in associates (continued)

(a) Investments in associates as of June 30, 2023 and December 31, 2022 are as follows:

Investees	Country	Reporting date	Ownership (%) June 30, 2023	Ownership (%) December 31, 2022
Korea Omega-Shinhan Project Fund I	Korea	June 30	50.00	50.00
Samsung SRA Real Estate Professional Private 45	Korea	June 30	25.00	25.00
IBK Global New Renewable Energy Special Asset Professional Private2	Korea	June 30	28.98	28.98
VS Cornerstone Fund	Korea	June 30	41.18	41.18
Aone Mezzanine Opportunity Professional Private (*8)	Korea	June 30	-	64.41
NH-Amundi US Infrastructure Private Fund No.2	Korea	June 30	25.91	25.91
SH Japan Photovoltaic Private Special Asset Investment Trust No.2	Korea	June 30	30.00	30.00
Kakao-Shinhan 1st TNYT Fund	Korea	June 30	48.62	48.62
DS Gamechanger IT Private Equity Fund	Korea	June 30	36.14	36.14
Pacific Private Placement Real Estate Fund No.40	Korea	June 30	24.73	24.73
Mastern Private Real Estate Loan Fund No.2	Korea	June 30	33.57	33.57
LB Scotland Amazon Fulfillment Center Fund 29(*8)	Korea	June 30	70.14	70.14
JR AMC Hungary Budapest Office Fund 16	Korea	June 30	32.57	32.57
EDNCENTRAL Co.,Ltd.(*9)	Korea	June 30	13.47	13.47
Future-Creation Neoplux Venture Capital Fund (*5)	Korea	June 30	16.25	16.25
Gyeonggi-Neoplux Superman Fund	Korea	June 30	21.76	21.76
NewWave 6th Fund	Korea	June 30	30.00	30.00
Neoplux No.3 Private Equity Fund (*5)	Korea	June 30	10.00	10.00
PCC Amberstone Private Equity Fund I	Korea	June 30	21.67	21.67
KIAMCO POWERLOAN TRUST 4TH	Korea	June 30	47.37	47.37
Mastern Opportunity Seeking Real Estate Fund II	Korea	June 30	20.00	20.00
AION ELFIS PROFESSIONAL PRIVATE 1	Korea	June 30	20.00	20.00
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business Private Equity Fund (*7)	Korea	June 30	-	29.68
Neoplux Market-Frontier Secondary Fund (*5)	Korea	June 30	19.74	19.74
Harvest Private Equity Fund II	Korea	June 30	22.06	22.06
Synergy Green New Deal 1st New Technology Business Investment Fund	Korea	June 30	28.17	28.17
KIAMCO Vietnam Solar Special Asset Private Investment Trust	Korea	June 30	50.00	50.00
SHINHAN-NEO Core Industrial Technology Fund	Korea	June 30	49.75	49.75
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2	Korea	June 30	30.00	30.00
SIMONE Mezzanine Fund No.3	Korea	June 30	28.99	28.97
Eum Private Equity Fund No.7	Korea	June 30	21.00	21.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

12. **Investments in associates (continued)**

(a) Investments in associates as of June 30, 2023 and December 31, 2022 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)	
			June 30, 2023	**December 31, 2022**
Kiwoom Hero No.4 Private Equity Fund	Korea	June 30	21.05	21.05
Vogo Canister Professional Trust Private Fund I	Korea	June 30	36.51	36.27
SW-S Fund	Korea	June 30	30.30	30.30
CL Buyout 1st PEF	Korea	June 30	21.43	21.43
Timefolio The Venture-V No.2	Korea	June 30	20.73	20.73
Newlake Growth Capital Partners2 PEF (*1)	Korea	March 31	29.91	29.91
Kiwoom Material Part Equipment New Technology Investment Fund 2nd	Korea	June 30	41.10	41.10
Shinhan Smilegate Global PEF I (*9)	Korea	June 30	14.21	14.21
Genesis Eco No.1 PEF	Korea	June 30	29.00	29.01
SHINHAN-NEO Market-Frontier 2nd Fund	Korea	June 30	42.70	42.70
NH-Synergy Core Industrial New Technology Fund	Korea	June 30	36.93	36.93
J& Moorim Jade Investment Fund	Korea	June 30	24.89	24.89
Helios-KDBC Digital Contents 1st	Korea	June 30	23.26	23.26
Ulmus SHC innovation investment fund	Korea	June 30	24.04	24.04
Mirae Asset Partners X Private Equity Fund	Korea	June 30	35.71	35.71
T Core Industrial Technology 1st Venture PEF	Korea	June 30	31.47	31.47
Curious Finale Corporate Recovery Private Equity Fund	Korea	June 30	27.78	27.78
Fine Value POST IPO No.5 Private Equity Fund	Korea	June 30	40.00	40.00
TI First Property Private Investment Trust 1	Korea	June 30	40.00	40.00
MPLUS Professional Private Real Estate Fund 25	Korea	June 30	41.67	41.67
IBKC Global Contents Investment Fund	Korea	June 30	24.39	24.39
Premier Luminous Private Equity Fund	Korea	June 30	27.77	25.12
Hanyang-Meritz 1 Fund	Korea	June 30	22.58	22.58
KCA New Development Sector No. 1　Private Equity Fund	Korea	June 30	26.98	26.98
Kiwoom-Shinhan Innovation Fund 2	Korea	June 30	42.86	42.86
ETRI Holdings-Shinhan 1st Unicorn Fund	Korea	June 30	50.00	50.00
Maple Mobility Fund	Korea	June 30	20.18	20.18
SJ ESG Innovative Growth Fund	Korea	June 30	28.57	28.57
AVES 1st Corporate Recovery Private Equity Fund (*6)	Korea	June 30	76.19	76.19
JS Shinhan Private Equity Fund (*5)	Korea	June 30	3.85	3.85
NH Kyobo AI Solution Investment Fund	Korea	June 30	26.09	26.09
Daishin Newgen New Technology Investment Fund 1st (*8)	Korea	June 30	50.60	50.60
META ESG Private Equity Fund I	Korea	June 30	27.40	27.40
SWFV FUND-1	Korea	June 30	40.25	40.25

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

12. **Investments in associates (continued)**

(a) Investments in associates as of June 30, 2023 and December 31, 2022 are as follows (continued):

			Ownership (%)	
Investees	Country	Reporting date	June 30, 2023	December 31, 2022
PHAROS DK FUND	Korea	June 30	24.24	24.14
Shinhan VC tomorrow investment fund 1	Korea	June 30	39.62	39.62
Highland 2021-8 Fund (*7)	Korea	June 30	-	32.67
H-IOTA Fund	Korea	June 30	24.81	24.81
Stonebridge-Shinhan Unicorn Secondary Fund	Korea	June 30	26.01	17.57
Tres-Yujin Trust	Korea	June 30	50.00	50.00
Shinhan-Time mezzanine blind Fund	Korea	June 30	50.00	50.00
Capstone REITs No.26	Korea	June 30	50.00	50.00
JB Incheon-Bucheon REITS No.54	Korea	June 30	39.31	39.31
Hankook Smart Real Asset Investment Trust No.3	Korea	June 30	33.33	33.33
JB Hwaseong-Hadong REITs No.53	Korea	June 30	31.03	31.03
KB Oaktree Trust No.3	Korea	June 30	33.33	33.33
Daehan No.36 Office Asset Management Company	Korea	June 30	48.05	48.05
Kyobo YG Ilguimoo New Technology Investment Fund	Korea	June 30	48.25	48.25
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2	Korea	June 30	29.73	29.73
Shinhan JigaeNamsan Road Private Special Asset Investment Trust	Korea	June 30	24.85	24.85
SKS-Yozma Fund No.1	Korea	June 30	29.85	29.85
IBKC-METIS Global Contents Investment Fund	Korea	June 30	36.36	36.36
Keistone Unicorn Private Equity Fund	Korea	June 30	28.00	28.00
KB Distribution Private Real Estate 3-1	Korea	June 30	37.50	37.50
Pacific Private Investment Trust No.49-1 (*8)	Korea	June 30	79.28	79.28
KIWOOM Real estate private placement fund for normal investors No. 31 (*8)	Korea	June 30	60.00	60.00
RIFA Real estate private placement fund for normal investoes No. 51	Korea	June 30	40.00	40.00
Fivetree general private equity fund No.15	Korea	June 30	49.98	49.98
Shinhan-Kunicorn first Fund	Korea	June 30	38.31	38.31
Harvest Fund No.3	Korea	June 30	44.67	44.67
Shinhan Simone Fund I	Korea	June 30	38.46	38.46
Korea Investment develop seed Trust No.1	Korea	June 30	40.00	40.00
Tiger Green alpah Trust No.29 (*6)	Korea	June 30	95.24	95.24
STIC ALT Global II Private Equity Fund	Korea	June 30	21.74	21.74
NH-Brain EV Fund	Korea	June 30	25.00	25.00
DDI LVC Master Real Estate Investment Trust Co., Ltd. (*1),(*9)	Korea	March 31	15.00	15.00
Fine-Green New Deal 2nd Equity Fund	Korea	June 30	22.57	22.57
ShinhanFitrin 1st Technology Business Investment Association (*5)	Korea	June 30	16.17	16.17
PARATUS No.3 Private Equity Fund	Korea	June 30	25.64	25.64
Golden Route 2nd Startup Venture Specialized Private Equity Fund	Korea	June 30	22.73	22.73
Koramco Private Real Estate Fund 143	Korea	June 30	30.30	30.30
Korea Investment Top Mezzanine Private Real Esate Trust No.1	Korea	June 30	22.22	22.22
LB YoungNam Logistics Private Trust No.40	Korea	June 30	25.00	25.00
Shinhan-Cognitive Start-up Fund L.P.	Korea	June 30	32.84	32.74
IGEN2022 No.1 private Equity Fund	Korea	June 30	27.95	27.95
Cornerstone J&M Fund I	Korea	June 30	26.67	26.67
Logisvalley Shinhan REIT Co.,Ltd. (*1)	Korea	March 31	20.27	20.27
DA Value-Honest New Technology Investment Fund 1	Korea	June 30	23.66	23.66
KDB Investment Global Healthcare Private Equity Fund I	Korea	June 30	24.14	24.14
Shinhan-Ji and Tec Smart Innovation Fund	Korea	June 30	50.00	50.00
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st	Korea	June 30	50.00	50.00
Korea Investment Green Newdeal Infra Trust No.1	Korea	June 30	27.97	27.97
BTS 2nd Private Equity Fund (*4)	Korea	May 31	26.00	26.00
Shinhan Global Active REIT Co. Ltd.	Korea	June 30	20.37	20.37

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

12. <u>Investments in associates (continued)</u>

(a) Investments in associates as of June 30, 2023 and December 31, 2022 are as follows (continued):

			Ownership (%)	
Investees	Country	Reporting date	June 30, 2023	December 31, 2022
NH-J&-IBKC Label Technology Fund	Korea	June 30	27.81	27.81
IMM Global Venture Opportunity, LP	Korea	June 30	35.21	35.50
Aurum Gold Rush ESG General Private Investment Trust No. 1	Korea	June 30	28.33	28.33
Capstone Develop Frontier Trust	Korea	June 30	21.43	21.43
Nextrade Co., Ltd. (*9)	Korea	June 30	8.00	8.00
SH Sustainable Management ESG Short term Bond Security Feeder Investment Trust No.1 (*12)	Korea	June 30	61.88	26.90
SH 1.5years Maturity Investment Type Security Investment Trust No.2	Korea	June 30	21.96	29.00
Eventus-IBKC LIB Fund	Korea	June 30	21.88	21.88
NH-Daishin-Kyobo healthcare 1 Fund	Korea	June 30	25.00	25.00
IBKC-Behigh Fund 1st	Korea	June 30	29.73	29.73
Nautic Green Innovation ESG Co-investment No.1 Private Equity Fund	Korea	June 30	24.10	24.10
ON No.1 Private Equity Fund	Korea	June 30	28.57	28.57
Digital New Deal Kappa Private Equity Fund	Korea	June 30	24.75	30.12
IBKCJS New Technology Fund No.1	Korea	June 30	29.41	-
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1	Korea	June 30	20.83	-
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18	Korea	June 30	28.57	-
Koramco IPO LEITS Mezzanine General Private Investment Trust No. 38 (*6)	Korea	June 30	75.00	-
TogetherKorea Private Investment Trust No. 6 (*8)	Korea	June 30	99.98	-
TogetherKorea Private Investment Trust No. 7 (*8)	Korea	June 30	99.98	-
Signature Young Adults House General Private Real Estate Development Investment No.1	Korea	June 30	45.28	-
Smart Bio Healthcare BNH5	Korea	June 30	21.28	-
Kiwoom Core Industrial Technology Investment Fund No.3	Korea	June 30	34.75	-
VL ZIEGLER PEF No.2	Korea	June 30	29.33	-
Penture K-Content Investment Fund	Korea	June 30	21.96	-
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund	Korea	June 30	30.00	-
Hana Alternative Investment Kosmes PCBO General Private Equity Fund No. 1	Korea	June 30	37.04	-
Shinhan-timefolio Bio Development Investment Fund	Korea	June 30	48.39	-
Shinhan SM Office Value Add – Outsource Management Real Estate Investment Co., Ltd. -	Korea	June 30	28.43	-
KDBC meta-enter New Technology investment fund	Korea	June 30	27.89	-
Hyundai motors Kosnet future growth venture investment fund	Korea	June 30	29.82	-

(*1) The financial statements as of March 31, 2023 are used for the equity method since the financial statements as of June 30, 2023 are not available. Significant trades and events occurred within the period are properly reflected.
(*2) The Group applies the equity method accounting as the Group has a significant influence on the investees through important business transactions.
(*3) In the course of the rehabilitation process, the shares were acquired through investment conversion. Although voting rights cannot be exercised during the rehabilitation process, normal voting rights are exercised because the rehabilitation process was completed before June 30, 2023. Also, it has been reclassified into the investments in associates.
(*4) The latest financial statements are used for the equity method since the financial statements as of June 30, 2023 are not available. Significant trades and events occurred within the period are properly reflected.
(*5) As a managing partner, the Group has a significant influence over the investees.
(*6) As a limited partner, the Group does not have an ability to participate in policy-making processes to obtain economic benefit from the investees that would allow the Group to control the entity.
(*7) Excluded from the investments in associates due to full or partial disposal of shares, or loss of significant influence.
(*8) Although the ownership percentages are more than 50%, the Group applies the equity method accounting as the Group does not have an ability to participate in the financial and operating policy-making process.
(*9) Although the ownership percentages are less than 20%, the Group applies the equity method accounting since it participates in policy-making processes and therefore can exercise significant influence on investees.
(*10) The rate of the Group's voting rights is 4.65%.
(*11) Although the Group has a significant influence with an ownership percentage of more than 50%, the contribution was classified as investments in associates as the Group is not exposed to variable returns due to the payment guarantee for the entire investment amount.
(*12) The entity is included as subsidiaries for the period ended June 30, 2023, as the ownership percentage has increased.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022(In millions of Korean won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows:

	June 30, 2023					
Investees	Beginning balance	Investment (disposal) and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	₩ 30,169	-	850	6,856	-	37,875
Partners 4th Growth Investment Fund	13,542	-	(1)	-	-	13,541
KTB Newlake Global Healthcare PEF	4,309	(3,954)	(355)	-	-	-
Shinhan-Neoplux Energy Newbiz Fund	20,837	-	701	-	-	21,538
Shinhan-Albatross tech investment Fund	12,253	(1,500)	53	82	-	10,888
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund	4,232	-	292	-	-	4,524
VOGO Debt Strategy Qualified IV Private	6,085	87	161	-	-	6,333
Shinhan-Midas Donga Secondary Fund	4,431	-	(34)	-	-	4,397
ShinHan – Soo Young Entrepreneur Venture Investment Fund No.1	4,414	-	(11)	-	-	4,403
Shinhan Praxis K-Growth Global Private Equity Fund	3,691	-	-	-	-	3,691
Kiwoom Milestone Professional Private Real Estate Trust 19	3,961	-	(136)	-	-	3,825
Shinhan Global Healthcare Fund 1(*1)	-	-	-	-	-	-
KB NA Hickory Private Special Asset Fund	34,339	(8,345)	807	-	-	26,801
Koramco Europe Core Private Placement Real Estate Fund No.2-2	19,236	(919)	1,074	-	-	19,391
Hermes Private Investment Equity Fund	5,562	-	(281)	-	-	5,281
KDBC-Midas Dong-A Global contents Fund	4,277	-	2	-	-	4,279
Shinhan-Nvestor Liquidity Solution Fund	6,438	-	(43)	-	-	6,395
Shinhan AIM FoF Fund 1-A	10,110	136	613	-	-	10,859
IGIS Global Credit Fund 150-1	4,692	(328)	138	-	-	4,502
Partner One Value up I Private Equity Fund	5,144	-	14	-	-	5,158
Genesis No.1 Private Equity Fund	59,924	(59,723)	(201)	-	-	-
Korea Omega Project Fund III	3,674	-	10	-	-	3,684
Genesis North America Power Company No.1 PEF	8,118	(2,866)	1,465	-	-	6,717
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	43,244	(10,595)	(354)	-	-	32,295
Korea Finance Security	2,411	-	(142)	1,004	-	3,273
MIEL CO.,LTD (*1)	-	-	-	-	-	-
AIP Transportation Specialized Privately Placed Fund Trust #1	44,821	-	1,810	-	-	46,631
Kiwoom-Shinhan Innovation Fund I	9,441	(1,425)	1,345	-	-	9,361

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows (continued):

Investees		Beginning balance	Investment (disposal) and dividend	Equity method income (loss)	Change in other comprehend-sive income	Impairment loss	Ending balance
				June 30, 2023			
Midas Asset Global CRE Debt Private Fund No.6	₩	57,029	(2,989)	3,254	-	-	57,294
Samchully Midstream Private Placement Special Asset Fund 5-4		30,624	-	-	-	-	30,624
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		24,492	(657)	426	-	-	24,261
NH-Amundi Global Infrastructure Trust 14		20,975	(2,411)	1,462	-	-	20,026
Jarvis Memorial Private Investment Trust 1		9,786	(348)	602	-	-	10,040
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		33,357	937	1,191	-	-	35,485
Milestone Private Real Estate Fund 3		19,071	-	83	-	-	19,154
Nomura-Rifa Private Real Estate Investment Trust 31		7,364	-	(128)	-	-	7,236
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		2,969	-	2,151	-	-	5,120
T&F 2019 bearing Private Equity Fund Specializing in Start-up and Venture Business		3,231	(318)	54	-	-	2,967
FuturePlay-Shinhan TechInnovation Fund 1		6,916	-	(484)	-	-	6,432
Stonebridge Corporate 1st Fund		3,622	-	(43)	-	-	3,579
Vogo Realty Partners Private Real Estate Fund V		10,915	(378)	340	-	-	10,877
Korea Credit Bureau		5,039	(90)	375	-	-	5,324
Goduck Gangil1 PFV Co., Ltd.		60	-	(42)	-	-	18
SBC PFV Co., Ltd.		28,468	-	(662)	-	-	27,806
NH-amundi global infra private fund 16		56,211	(4,094)	(438)	-	-	51,679
IMM Global Private Equity Fund		147,384	(20,166)	11,427	-	-	138,645
SH BNCT Professional Investment Type Private Special Asset Investment Trust		263,052	(16,160)	7,048	-	-	253,940
DWS Global Professional Investment Type Private Real Estate Investment Trust No. 24		22,683	(1,261)	975	-	-	22,397
Sparklabs-Shinhan Opportunity Fund 1		4,631	-	658	-	-	5,289
BNW Tech-Innovation Private Equity Fund		5,833	-	(47)	-	-	5,786
IGIS Real-estate Private Investment Trust No.33		14,552	(360)	503	-	-	14,695
WWG Global Real Estate Investment Trust no.4		10,331	(10,795)	464	-	-	-
Goduck Gangil10 PFV Co., Ltd.		3,236	-	526	-	-	3,762
Fidelis Global Private Real Estate Trust No.2		21,945	-	(9,925)	-	-	12,020
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		48,427	(2,911)	3,469	-	-	48,985

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

12. **Investments in associates (continued)**

(b) Changes in investments in associates for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows (continued):

		June 30, 2023				
Investees	Beginning balance	Investment (disposal) and dividend	Equity method income (loss)	Change in other comprehend-sive income	Impairment loss	Ending balance
Shinhan Global Healthcare Fund 2 (*1) ₩	-	-	-	-	-	-
Shinhan AIM Real Estate Fund No.2	25,243	-	2,828	-	-	28,071
Shinhan AIM Real Estate Fund No.1	44,642	6,586	864	-	-	52,092
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust	32,627	(454)	1,929	-	-	34,102
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust	19,296	-	439	-	-	19,735
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2	24,598	(7,484)	677	-	-	17,791
Korea Omega-Shinhan Project Fund I	10,022	-	689	-	-	10,711
Samsung SRA Real Estate Professional Private 45	21,650	10,900	369	-	-	32,919
IBK Global New Renewable Energy Special Asset Professional Private2	33,412	(1,035)	1,647	-	-	34,024
VS Cornerstone Fund	3,335	-	(1)	-	-	3,334
Aone Mezzanine Opportunity Professional Private	5,009	(5,072)	63	-	-	-
NH-Amundi US Infrastructure Private Fund2	31,941	(2,181)	1,154	-	-	30,914
SH Japan Photovoltaic Private Special Asset Investment Trust No.2	6,332	(4,280)	230	-	-	2,282
Kakao-Shinhan 1st TNYT Fund	21,330	-	(667)	-	-	20,663
DS Gamechanger IT Private Equity Fund	2,847	-	390	-	-	3,237
Pacific Private Placement Real Estate Fund No.40	11,622	(371)	373	-	-	11,624
Mastern Private Real Estate Loan Fund No.2	6,387	(3,570)	258	-	-	3,075
LB Scotland Amazon Fulfillment Center Fund 29	29,637	(973)	1,713	-	-	30,377
JR AMC Hungary Budapest Office Fund 16	12,457	(407)	325	-	-	12,375
EDNCENTRAL Co., Ltd (*1)	-	-	-	-	-	-
Future-Creation Neoplux Venture Capital Fund	4,251	-	(6)	-	-	4,245
Gyeonggi-Neoplux Superman Fund	5,467	-	(172)	-	-	5,295
NewWave 6th Fund	13,540	-	(136)	-	-	13,404
Neoplux No.3 Private Equity Fund	20,454	(4)	147	-	-	20,597
PCC Amberstone Private Equity Fund I	18,785	(1,068)	977	-	-	18,694
KIAMCO POWERLOAN TRUST 4TH	43,524	(1,153)	2,649	-	-	45,020
Mastern Opportunity Seeking Real Estate Fund II	14,710	(452)	1,321	-	-	15,579
AION ELFIS PROFESSIONAL PRIVATE 1	3,566	-	(257)	-	-	3,309
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business	5,709	(4,691)	(1,018)	-	-	-
Neoplux Market-Frontier Secondary Fund	13,960	(1,688)	389	-	-	12,661
Harvest Private Equity Fund II	3,139	(26)	(201)	-	-	2,912
Synergy Green New Deal 1st New Technology Business Investment Fund	10,632	(35)	691	-	-	11,288

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

12. <u>**Investments in associates (continued)**</u>

(b) Changes in investments in associates for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows (continued):

Investees		Beginning balance	Investment (disposal) and dividend	Equity method income (loss)	Change in other comprehen- sive income	Impairment loss	Ending balance
				June 30, 2023			
KIAMCO Vietnam Solar Special Asset Private Investment Trust	₩	6,727	-	224	-	-	6,951
SHINHAN-NEO Core Industrial Technology Fund		9,409	-	(67)	-	-	9,342
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		25,024	(1,325)	506	-	-	24,205
SIMONE Mezzanine Fund No.3		3,017	(524)	641	-	-	3,134
Eum Private Equity Fund No.7		9,170	-	70	-	-	9,240
Kiwoom Hero No.4 Private Equity Fund		3,517	-	(152)	-	-	3,365
Vogo Canister Professional Trust Private Fund I		46,329	(1,612)	2,188	-	-	46,905
SW-S Fund		7,248	(2,872)	2,088	-	-	6,464
CL Buyout 1st PEF		12,842	852	2,250	-	-	15,944
Timefolio The Venture-V second		4,096	-	703	-	-	4,799
Newlake Growth Capital Partners2 PEF		12,496	(55)	(216)	-	-	12,225
Kiwoom Material Part Equipment New Technology Investment Fund 2nd		2,929	-	103	-	-	3,032
Shinhan Smilegate Global PEF I		3,771	-	108	-	-	3,879
Genesis Eco No.1 PEF		11,418	-	(107)	-	-	11,311
SHINHAN-NEO Market-Frontier 2nd Fund		34,420	4,270	(2,240)	-	-	36,450
NH-Synergy Core Industrial New Technology Fund		6,377	-	(66)	-	-	6,311
J& Moorim Jade Investment Fund		5,434	(275)	293	-	-	5,452
Helios-KDBC Digital Contents 1st		3,356	(1,457)	395	-	-	2,294
Ulmus SHC innovation investment fund		4,886	-	(38)	-	-	4,848
Mirae Asset Partners X Private Equity Fund		7,792	-	(36)	-	-	7,756
T Core Industrial Technology 1st Venture PEF		4,529	-	16	-	-	4,545
Curious Finale Corporate Recovery Private Equity Fund		3,591	(3,630)	42	-	-	3
Fine Value POST IPO No.5 Private Equity Fund		2,270	-	1,118	-	-	3,388
TI First Property Private Investment Trust 1		3,127	(102)	76	-	-	3,101
MPLUS Professional Private Real Estate Fund 25		4,231	-	(442)	-	-	3,789
IBKC Global Contents Investment Fund		4,552	-	(3)	-	-	4,549
Premier Luminous Private Equity Fund		8,966	(10,956)	3,473	-	-	1,483
Hanyang-Meritz 1 Fund		3,466	-	188	-	-	3,654
KCA New Development Sector No. 1 Private Equity Fund		2,874	-	6,877	-	-	9,751
Kiwoom-Shinhan Innovation Fund 2		11,271	-	(200)	-	-	11,071
ETRI Holdings-Shinhan 1st Unicorn Fund		1,895	1,500	(51)	-	-	3,344
Maple Mobility Fund		16,859	45	(766)	-	-	16,138
SJ ESG Innovative Growth Fund		4,197	-	-	-	-	4,197
AVES 1st Corporate Recovery Private Equity Fund		5,057	-	84	-	-	5,141
JS Shinhan Private Equity Fund		4,953	-	10	-	-	4,963
NH Kyobo AI Solution Investment Fund		3,288	(3,000)	1,034	-	-	1,322
Daishin Newgen New Technology Investment Fund 1st		5,704	-	(60)	-	-	5,644

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

12. <u>**Investments in associates (continued)**</u>

(b) Changes in investments in associates for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows (continued):

Investees		Beginning balance	Investment (disposal) and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
				June 30, 2023			
META ESG Private Equity Fund I	₩	5,857	-	(45)	-	-	5,812
SWFV FUND-1		9,128	-	305	-	-	9,433
PHAROS DK FUND		3,835	-	795	-	-	4,630
Shinhan VC tomorrow venture fund 1		26,926	9,113	(644)	-	-	35,395
Highland 2021-8 Fund		4,826	(5,366)	540	-	-	-
H-IOTA Fund		9,623	(239)	188	-	-	9,572
Stonebridge-Shinhan Unicorn Secondary Fund		6,082	2,924	(1,255)	-	-	7,751
Tres-Yujin Trust		10,004	-	(25)	-	-	9,979
Shinhan-Time mezzanine blind Fund		13,312	-	541	-	-	13,853
Capstone REITs No.26		3,852	(149)	(20)	-	-	3,683
JB Incheon-Bucheon REITS No.54		4,989	-	(5)	-	-	4,984
Hankook Smart Real Asset Investment Trust No.3		6,993	-	350	-	-	7,343
JB Hwaseong-Hadong REITs No.53		4,991	-	(4)	-	-	4,987
KB Oaktree Trust No.3		8,605	(458)	715	-	-	8,862
Daehan No.36 Office Asset Management Company		22,058	-	327	-	-	22,385
Kyobo YG Ilguimoo New Technology Investment Fund		2,895	-	607	-	-	3,502
Shinhan Real Estate Loan General Private Real Estate No.2.		57,334	965	1,229	-	-	59,528
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		40,571	946	876	-	-	42,393
SKS-Yozma Fund No.1		6,599	(4,140)	1,036	-	-	3,495
IBKC-METIS Global Contents Investment Fund		4,550	(927)	(579)	-	-	3,044
Keistone Unicorn Private Equity Fund		6,249	-	3,366	-	-	9,615
KB Distribution Private Real Estate 3-1		26,651	-	(512)	-	-	26,139
Pacific Private Investment Trust No.49-1		28,641	-	(1,933)	-	-	26,708
KIWOOM Real estate private placement fund for normal investors No. 31		8,558	-	(18)	-	-	8,540
RIFA Real estate private placement fund for normal investoes No. 51		5,726	-	(13)	-	-	5,713
Fivetree general private equity fund No.15		12,281	-	(29)	-	-	12,252
Shinhan-Kunicorn first Fund		9,831	-	(109)	-	-	9,722
Harvest Fund No.3		15,854	(893)	(3,525)	-	-	11,436
Shinhan Simone Fund Ⅰ		4,796	-	58	-	-	4,854
Korea Investment develop seed Trust No.1		10,242	(519)	368	-	-	10,091
Tiger Green alpah Trust No.29		26,806	239	1,359	-	-	28,404
STIC ALT Global II Private Equity Fund		9,859	(218)	(100)	-	-	9,541
NH-Brain EV Fund		11,592	-	(1,075)	-	-	10,517
DDI LVC Master Real Estate Investment Trust Co., Ltd.		6,405	450	(130)	-	-	6,725
Find-Green New Deal 2nd Equity Fund		4,508	-	(27)	-	-	4,481
ShinhanFitrin 1st Technology Business Investment Association		4,437	-	230	-	-	4,667
PARATUS No.3 Private Equity Fund		4,936	-	(33)	-	-	4,903
Golden Route 2nd Startup Venture Specialized Private Equity Fund		3,003	-	6	-	-	3,009
Koramco Private Real Estate Fund 143		3,030	3,636	1	-	-	6,667
Korea Investment Top Mezzanine Private Real Estate Trust No.1		9,885	(548)	596	-	-	9,933
LB YoungNam Logistics Private Trust No.40		9,748	(299)	364	-	-	9,813
Shinhan-Cognitive Start-up Fund L.P.		9,953	(3,110)	(1,751)	-	-	5,092

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022(In millions of Korean won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows (continued):

		June 30, 2023					
Investees		Beginning balance	Investment (disposal) and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
IGEN2022 No.1 private Equity Fund	₩	9,045	(405)	364	-	-	9,004
Cornerstone J&M Fund I		3,561	-	(37)	-	-	3,524
Logisvalley Shinhan REIT Co.,Ltd.		3,804	-	(35)	-	-	3,769
Cornerstone ENM No.1 Technology Fund		2,663	-	1,162	-	-	3,825
KDB Investment Global Healthcare Private Equity Fund I		34,468	-	(134)	-	-	34,334
Shinhan-Ji and Tec Smart Innovation Fund		2,587	2,600	(125)	-	-	5,062
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st		1,776	3,600	(103)	-	-	5,273
Korea Investment Green Newdeal Infra Trust No.1		5,714	-	32	-	-	5,746
BTS 2nd Private Equity Fund		3,772	2,860	(126)	-	-	6,506
Shinhan Global Active REIT Co.Ltd.		19,222	(49)	80	-	-	19,253
NH-J&-IBKC Label Technology Fund		9,866	-	(70)	-	-	9,796
IMM Global Venture Opportunity, LP		3,115	-	795	-	-	3,910
Aurum Gold Rush ESG General Private Investment Trust No. 1		3,000	-	60	-	-	3,060
Capstone Develop Frontier Trust		6,857	(289)	754	-	-	7,322
Nextrade Co., Ltd.		9,700	-	-	-	-	9,700
SH Sustainable Management ESG Short term Bond Security Feeder Investment Trust No.1 (*2)		3,011	(3,145)	134	-	-	-
SH 1.5years Maturity Investment Type Security Investment Trust No.2		4,601	-	287	-	-	4,888
Eventus-IBKC LIB Fund		6,035	-	284	-	-	6,319
NH-Daishin-Kyobo healthcare 1 Fund		3,948	-	(84)	-	-	3,864
IBKC-Behigh Fund 1st		3,268	-	(35)	-	-	3,233
Nautic Green Innovation ESG Co-investment No.1 Private Equity Fund		3,956	-	(38)	-	-	3,918
ON No.1 Private Equity Fund		5,362	-	271	-	-	5,633
Digital New Deal Kappa Private Equity Fund		4,946	-	(53)	-	-	4,893
IBKCJS New Technology Fund No.1		-	5,000	(16)	-	-	4,984
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1		-	10,000	-	-	-	10,000
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18		-	11,627	267	-	-	11,894
Koramco IPO LEITS Mezzanine General Private Investment Trust No. 38		-	3,000	374	-	-	3,374

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022(In millions of Korean won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows (continued):

	June 30, 2023					
Investees	Beginning balance	Investment (disposal) and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
TogetherKorea Private Investment Trust No. 6	₩ -	5,122	71	-	-	5,193
TogetherKorea Private Investment Trust No. 7	-	5,122	71	-	-	5,193
Signature Young Adults House General Private Real Estate Development Investment No.1	-	11,917	(346)	-	-	11,571
Forward-NBH New Technology Fund 1	-	3,997	(137)	-	-	3,860
Kiwoom Material Part Equipment New Technology Investment Fund No.3	-	4,000	232	-	-	4,232
VL ZIEGLER PEF No.3	-	22,000	(274)	-	-	21,726
Penture K-Content Investment Fund	-	6,000	(197)	-	-	5,803
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund	-	4,275	-	-	-	4,275
Hana Alternative Investment Kosmes PCBO General Private Equity Fund No. 1	-	5,000	12	-	-	5,012
Shinhan-timefolio Bio Development Investment Fund	-	6,000	-	-	-	6,000
Shinhan SM Office Value Add Real Estate Investment Trust Co. Ltd.	-	6,544	(37)	-	-	6,507
KDBC Meta-enter New Technology Investment Fund	-	7,000	-	-	-	7,000
Hyundai Motors Kosnet Future Growth Venture Investment Fund	-	3,400	-	-	-	3,400
Others	221,406	20,782	(4,817)	435	-	237,806
Total	₩ 2,904,474	(40,667)	67,334	8,377	-	2,939,518

(*1) The Group has stopped recognizing its equity method income or loss due to the carrying value of '0' resulting from the investees' cumulative loss.
(*2) Incorporated into the consolidation target as the Group holds control due to an ownership of increased shares during the six-month period ended June 30, 2023.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

12. <u>**Investments in associates (continued)**</u>

(b) Changes in investments in associates for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows (continued):

Investees		Beginning balance	Investment (disposal) and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
				December 31, 2022			
BNP Paribas Cardif Life Insurance	₩	44,022	-	(1,774)	(12,079)	-	30,169
Songrim Partners		-	-	-	-	-	-
Partners 4th Growth Investment Fund		13,033	(1,714)	6,917	(4,694)	-	13,542
KTB Newlake Global Healthcare PEF		9,412	(5,832)	729	-	-	4,309
Shinhan-Neoplux Energy Newbiz Fund		16,032	(391)	5,196	-	-	20,837
Shinhan-Albatross tech investment Fund		10,389	(1,800)	3,792	(128)	-	12,253
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		-	676	34	-	3,522	4,232
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		-	1,471	-	-	255	1,726
VOGO Debt Strategy Qualified IV Private		7,179	(1,433)	339	-	-	6,085
Shinhan-Midas Donga Secondary Fund		3,951	(1,025)	1,505	-	-	4,431
ShinHan – Soo Young Entrepreneur Investment Fund No.1		4,226	-	188	-	-	4,414
Shinhan Praxis K-Growth Global Private Equity Fund		7,761	(8,512)	4,442	-	-	3,691
Kiwoom Milestone Professional Private Real Estate Trust 19		5,253	-	(150)	-	(1,142)	3,961
AIP EURO Green Private Real Estate Trust No.3		29,703	(29,008)	(695)	-	-	-
Shinhan Global Healthcare Fund 1 (*1)		-	-	-	-	-	-
KB NA Hickory Private Special Asset Fund		34,376	(1,545)	1,508	-	-	34,339
Koramco Europe Core Private Placement Real Estate Fund No.2-2		19,492	(464)	208	-	-	19,236
Shinhan EZ General Insurance, Co. Ltd. (*2)		3,354	(3,181)	(182)	9	-	-
Hermes Private Investment Equity Fund		9,782	-	(4,220)	-	-	5,562
KDBC-Midas Dong-A Global contents Fund		2,955	-	1,322	-	-	4,277
Shinhan-Nvestor Liquidity Solution Fund		5,338	700	400	-	-	6,438
Shinhan AIM FoF Fund 1-A		9,156	51	903	-	-	10,110
IGIS Global Credit Fund 150-1		5,402	(1,267)	557	-	-	4,692
Partner One Value up I Private Equity Fund		7,891	-	(2,747)	-	-	5,144
Genesis No.1 Private Equity Fund		55,533	408	3,983	-	-	59,924
Korea Omega Project Fund III		4,290	-	(616)	-	-	3,674
Soo Delivery Platform Growth Fund		5,873	(6,093)	220	-	-	-
Genesis North America Power Company No.1 PEF		13,736	(12,629)	7,011	-	-	8,118
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		41,549	12,056	(10,361)	-	-	43,244
MIEL CO.,LTD. (*1)		-	-	-	-	-	-
AIP Transportation Specialized Privately Placed Fund Trust #1		34,688	5,527	4,606	-	-	44,821
E&Healthcare Investment Fund No.6		6,866	(3,190)	(3,079)	-	-	597
One Shinhan Global Fund 1		3,773	-	(1,183)	-	(642)	1,948

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022(In millions of Korean won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows (continued):

		December 31, 2022					
Investees		Beginning balance	Investment (disposal)vestment (disposal) and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Kiwoom-Shinhan Innovation Fund I	₩	11,731	(1,500)	(790)	-	-	9,441
Daishin-K&T New Technology Investment Fund		7,991	(7,430)	(561)	-	-	-
Midas Asset Global CRE Debt Private Fund No.6		48,305	5,873	2,851	-	-	57,029
Samchully Midstream Private Placement Special Asset Fund 5-4		27,471	5,033	(1,880)	-	-	30,624
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		25,204	(912)	200	-	-	24,492
NH-Amundi Global Infrastructure Trust 14		18,301	1,714	960	-	-	20,975
Jarvis Memorial Private Investment Trust 1		10,109	(700)	377	-	-	9,786
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		33,153	(22)	226	-	-	33,357
Milestone Private Real Estate Fund 3 (Derivative Type)		18,544	(201)	728	-	-	19,071
RIFA Real estate private placement fund for normal investors No. 31		7,902	(607)	69	-	-	7,364
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		10,236	(5,292)	(1,975)	-	-	2,969
T&F 2019 bearing Private Equity Fund Specializing in Start-up and Venture Business		2,864	-	367	-	-	3,231
Cape IT Fund No.3		10,065	(10,580)	515	-	-	-
FuturePlay-Shinhan TechInnovation Fund 1		7,149	-	(233)	-	-	6,916
Stonebridge Corporate 1st Fund		2,964	-	658	-	-	3,622
Vogo Realty Partners Private Real Estate Fund V		10,766	(638)	787	-	-	10,915
Korea Credit Bureau		7,695	-	(2,656)	-	-	5,039
Goduck Gangil1 PFV Co., Ltd.		-	-	60	-	-	60
SBC PFV Co., Ltd.		29,586	-	(1,118)	-	-	28,468
NH-amundi global infra private fund 16		52,008	(15,362)	19,565	-	-	56,211
IMM Global Private Equity Fund		118,615	19,045	9,724	-	-	147,384
HANA Alternative Estate Professional Private122		29,489	(28,570)	(918)	-	-	1
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.7		49,899	(50,540)	641	-	-	-
SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust		282,199	(24,838)	5,691	-	-	263,052
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		28,312	(6,937)	1,308	-	-	22,683
Sparklabs-Shinhan Opportunity Fund 1		4,640	(826)	817	-	-	4,631
BNW Tech-Innovation Private Equity Fund		5,881	-	(48)	-	-	5,833
IGIS Real-estate Private Investment Trust No.33		13,884	(715)	1,383	-	-	14,552
WWG Global Real Estate Investment Trust no.4		10,644	(659)	346	-	-	10,331
Goduck Gangil10 PFV Co., Ltd.		-	-	3,236	-	-	3,236

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows (continued):

Investees		Beginning balance	Investment (disposal) and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
				December 31, 2022			
Fidelis Global Private Real Estate Trust No.2	₩	19,773	2,183	(11)	-	-	21,945
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		49,217	(5,640)	4,850	-	-	48,427
Shinhan Global Healthcare Fund 2 (*1)		-	-	-	-	-	-
Pebblestone CGV Private Real Estate Trust No.1		13,710	(13,971)	261	-	-	-
SH Corporate Professional Investment Type Private Security Investment Trust No.45		173,955	(173,955)	-	-	-	-
Shinhan AIM Real Estate Fund No.2		23,275	3,346	(1,378)	-	-	25,243
Shinhan AIM Real Estate Fund No.1		44,312	(2,176)	2,506	-	-	44,642
SHBNPP Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		32,948	(915)	594	-	-	32,627
SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		20,550	6	(1,260)	-	-	19,296
SHBNPP Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		18,855	5,114	629	-	-	24,598
Korea Omega-Shinhan Project Fund I		7,244	2,000	778	-	-	10,022
ST-Bonanja Food tech		3,359	(621)	(107)	-	-	2,631
Samsung SRA Real Estate Professional Private 45[FoFs]		12,880	5,279	3,491	-	-	21,650
IBK Global New Renewable Energy Special Asset Professional Private2		31,887	(2,516)	4,041	-	-	33,412
VS Cornerstone Fund		3,410	-	(75)	-	-	3,335
Aone Mezzanine Opportunity Professional Private		9,540	(5,084)	553	-	-	5,009
NH-Amundi US Infrastructure Private Fund No.2		27,024	2,446	2,471	-	-	31,941
KB Distribution Private Real Estate1		30,694	(30,694)	-	-	-	-
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2		13,016	(7,291)	607	-	-	6,332
Kakao-Shinhan 1st TNYT Fund		14,497	-	6,833	-	-	21,330
IMM Special Situation 1-2 PRIVATE EQUITY FUND		11,593	(8,690)	(300)	-	-	2,603
Pacific Private Placement Real Estate Fund No.40		11,598	(748)	772	-	-	11,622
Mastern Private Real Estate Loan Fund No.2		7,491	(1,359)	255	-	-	6,387
LB Scotland Amazon Fulfillment Center Fund 29		31,268	(2,189)	558	-	-	29,637
JR AMC Hungary Budapest Office Fund 16		12,140	(821)	1,138	-	-	12,457
EDNCENTRAL Co.,Ltd. (*1)		-	-	-	-	-	-
Future-Creation Neoplux Venture Capital Fund		3,017	-	1,234	-	-	4,251
Gyeonggi-Neoplux Superman Fund		7,878	(1,195)	(1,216)	-	-	5,467
NewWave 6th Fund		14,455	-	(915)	-	-	13,540
KTC-NP Growth Champ 2011-2 Private Equity Fund		3,990	(2,490)	(293)	-	-	1,207

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

12. <u>**Investments in associates (continued)**</u>

(b) Changes in investments in associates for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows (continued):

Investees		Beginning balance	InvestmentInvestment (disposal) and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
				December 31, 2022			
Neoplux No.3 Private Equity Fund	₩	22,601	(2)	(2,145)	-	-	20,454
PCC Amberstone Private Equity Fund I		22,790	(2,509)	(1,496)	-	-	18,785
KIAMCO POWERLOAN TRUST 4TH		45,301	(2,305)	528	-	-	43,524
Mastern Opportunity Seeking Real Estate Fund II		21,317	(6,457)	(150)	-	-	14,710
AION ELFIS PROFESSIONAL PRIVATE 1		4,422	232	(1,088)	-	-	3,566
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business		4,360	(1,732)	3,081	-	-	5,709
Neoplux Market-Frontier Secondary Fund		11,313	(653)	3,300	-	-	13,960
Harvest Private Equity Fund II		3,481	(159)	(183)	-	-	3,139
Synergy Green New Deal 1st New Technology Business Investment Fund		9,684	(146)	1,094	-	-	10,632
KAIM Real-estate Private Investment Trust 20		5,048	(4,176)	315	-	-	1,187
KIAMCO Vietnam Solar Special Asset Private Investment Trust		7,527	(2,019)	1,219	-	-	6,727
Daishin New Technology Investment Fund 5th		4,439	(844)	(1,165)	-	-	2,430
CSQUARE SNIPER PROFESSIONAL PRIVATE 10		3,247	(3,806)	559	-	-	-
Acurus Hyundai Investment Partners New Technology		4,714	(3,979)	(735)	-	-	-
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-1		63,944	(60,279)	-	(3,665)	-	-
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-2		63,944	(60,279)	-	(3,665)	-	-
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45		14,778	(14,778)	-	-	-	-
SHINHAN-NEO Core Industrial Technology Fund		5,691	3,960	(242)	-	-	9,409
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		27,243	(2,559)	340	-	-	25,024
SIMONE Mezzanine Fund No.3		3,054	4	(41)	-	-	3,017
Eum Private Equity Fund No.7		7,873	(86)	1,383	-	-	9,170
Kiwoom Private Equity Ant-Man Startup Venture Specialized Private Equity Fund		7,594	(4,870)	(2,724)	-	-	-
Kiwoom Hero No.4 Private Equity Fund		4,305	-	(788)	-	-	3,517
Vogo Canister Professional Trust Private Fund I		41,072	2,103	3,154	-	-	46,329
SW-S Fund		6,724	-	524	-	-	7,248
CL Buyout 1st PEF		13,791	273	(1,222)	-	-	12,842
Timefolio The Venture-V second		4,572	-	(476)	-	-	4,096

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

12. <u>**Investments in associates (continued)**</u>

(b) Changes in investments in associates for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows (continued):

Investees		Beginning balance	Investment (disposal) and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
		December 31, 2022					
Newlake Growth Capital Partners2 PEF	₩	12,921	(177)	(248)	-	-	12,496
Shinhan Smilegate Global PEF I		3,336	(1,828)	2,263	-	-	3,771
Fount Professional Investors Private Investment Trust No.3		5,197	(5,197)	-	-	-	-
Genesis Eco No.1 PEF		11,130	195	93	-	-	11,418
SHINHAN-NEO Market-Frontier 2nd Fund		24,606	8,540	1,274	-	-	34,420
NH-Synergy Core Industrial New Technology Fund		6,437	-	(60)	-	-	6,377
J& Moorim Jade Investment Fund		5,540	(385)	279	-	-	5,434
Helios-KDBC Digital Contents 1st		1,695	1,720	(59)	-	-	3,356
Ulmus SHC innovation investment fund		5,192	-	(306)	-	-	4,886
Mirae Asset Partners X Private Equity Fund		7,858	-	(66)	-	-	7,792
T Core Industrial Technology 1st Venture PEF		4,535	-	(6)	-	-	4,529
Curious Finale Corporate Recovery Private Equity Fund		3,690	(245)	146	-	-	3,591
TI First Property Private Investment Trust 1		3,055	(101)	173	-	-	3,127
MPLUS Professional Private Real Estate Fund 25		3,290	655	286	-	-	4,231
IBKC Global Contents Investment Fund		4,943	-	(391)	-	-	4,552
Nautic Smart No.6 Private Equity Fund		3,974	(3,752)	956	-	-	1,178
Premier Luminous Private Equity Fund		6,991	(2,314)	4,289	-	-	8,966
Hanyang-Meritz 1 Fund		3,483	-	(17)	-	-	3,466
KNT 2ND PRIVATE EQUITY FUND		4,157	(3,000)	(207)	-	-	950
Kiwoom-Shinhan Innovation Fund 2		2,677	9,000	(406)	-	-	11,271
Maple Mobility Fund		8,683	91	8,085	-	-	16,859
SJ ESG Innovative Growth Fund		2,998	-	1,199	-	-	4,197
AVES 1st Corporate Recovery Private Equity Fund		4,736	-	321	-	-	5,057
JS Shinhan Private Equity Fund		5,037	-	(84)	-	-	4,953
NH Kyobo AI Solution Investment Fund		2,973	-	315	-	-	3,288
Daishin Newgen New Technology Investment Fund 1st		12,169	(2,277)	(4,188)	-	-	5,704
META ESG Private Equity Fund I		5,677	-	180	-	-	5,857
SWFV FUND-1		9,646	-	(518)	-	-	9,128
PHAROS DK FUND		3,949	-	(114)	-	-	3,835

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

12. <u>**Investments in associates (continued)**</u>

(b) Changes in investments in associates for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows (continued):

Investees	Beginning balance	Investment (disposal) and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
			December 31, 2022			
Shinhan VC tomorrow venture fund 1 ₩	9,042	18,226	(342)	-	-	26,926
Highland 2021-8 Fund	4,899	-	(73)	-	-	4,826
H-IOTA Fund	9,728	(88)	(17)	-	-	9,623
Stonebridge-Shinhan Unicorn Secondary Fund	2,074	4,160	(152)	-	-	6,082
Tres-Yujin Trust	9,995	(546)	555	-	-	10,004
Shinhan-Time mezzanine blind Fund	14,942	-	(1,630)	-	-	13,312
Capstone REITs No.26	4,395	(300)	(243)	-	-	3,852
JB Incheon-Bucheon REITS No.54	4,999	-	(10)	-	-	4,989
Hankook Smart Real Asset Investment Trust No.3	4,342	2,195	456	-	-	6,993
JB Hwaseong-Hadong REITs No.53	4,999	-	(8)	-	-	4,991
KB Oaktree Trust No.3	3,159	5,376	70	-	-	8,605
Daehan No.36 Office Asset Management Company	21,500	(635)	1,193	-	-	22,058
Rhinos Premier Mezzanine Private Investment Fund No.1	3,005	-	(132)	-	-	2,873
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2	19,903	35,762	1,669	-	-	57,334
Shinhan JigaeNamsan Road Private Special Asset Investment Trust	40,105	(795)	1,261	-	-	40,571
SKS-Yozma Fund No.1	5,945	-	654	-	-	6,599
IBKC-METIS Global Contents Investment Fund	4,000	-	550	-	-	4,550
Keistone Unicorn Private Equity Fund	6,300	-	(51)	-	-	6,249
KB Distribution Private Real Estate 3-1	-	24,000	2,651	-	-	26,651
Pacific Private Investment Trust No.49-1	-	28,000	641	-	-	28,641
KIWOOM Real estate private placement fund for normal investors No. 31	-	8,474	84	-	-	8,558
RIFA Real estate private placement fund for normal investoes No. 51	-	5,650	76	-	-	5,726
Fivetree general private equity fund No.15	-	11,995	286	-	-	12,281
Shinhan-Kunicorn first Fund	-	10,000	(169)	-	-	9,831
Harvest Fund No.3	-	13,000	2,854	-	-	15,854
Shinhan Simone Fund I	-	5,000	(204)	-	-	4,796
Korea Investment develop seed Trust No.1	-	9,562	680	-	-	10,242
Tiger Green alpah Trust No.29	-	26,180	626	-	-	26,806
STIC ALT Global II Private Equity Fund	-	10,000	(141)	-	-	9,859
NH-Brain EV Fund	-	13,000	(1,408)	-	-	11,592
DDI LVC Master Real Estate Investment Trust Co., Ltd.	-	6,625	(220)	-	-	6,405
Find-Green New Deal 2nd Equity Fund	-	4,549	(41)	-	-	4,508
ShinhanFitrin 1st Technology Business Investment Association	-	4,850	(413)	-	-	4,437
PARATUS No.3 Private Equity Fund	-	5,000	(64)	-	-	4,936

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022(In millions of Korean won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows (continued):

		December 31, 2022					
Investees		Beginning balance	Investment Investment (disposal) and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Golden Route 2nd Startup Venture Specialized Private Equity Fund	₩	-	3,000	3	-	-	3,003
Koramco Private Real Estate Fund 143		-	3,030	-	-	-	3,030
Korea Investment Top Mezzanine Private Real Estate Trust No.1		-	8,884	1,001	-	-	9,885
LB YoungNam Logistics Private Trust No.40		-	9,706	42	-	-	9,748
Shinhan-Cognitive Start-up Fund L.P.		-	9,200	753	-	-	9,953
IGEN2022 No.1 private Equity Fund		-	8,280	765	-	-	9,045
Cornerstone J&M Fund I		-	3,600	(39)	-	-	3,561
Logisvalley Shinhan REIT Co.,Ltd.		-	3,880	(60)	(16)	-	3,804
KDB Investment Global Healthcare Private Equity Fund I		-	35,000	(532)	-	-	34,468
Korea Investment Green Newdeal Infra Trust No.1		-	5,734	(20)	-	-	5,714
BTS 2nd Private Equity Fund		-	3,934	(162)	-	-	3,772
Shinhan Global Active REIT Co.Ltd.		-	19,900	(678)	-	-	19,222
NH-J&-IBKC Label Technology Fund		-	9,976	(110)	-	-	9,866
IMM Global Venture Opportunity, LP		-	3,115	-	-	-	3,115
Capstone Develop Frontier Trust		-	6,857	-	-	-	6,857
Nextrade Co., Ltd.		-	9,700	-	-	-	9,700
SH Sustainable Management ESG Short term Bond Security Feeder Investment Trust No.1		-	3,000	11	-	-	3,011
SH 1.5years Maturity Investment Type Security Investment Trust No.2		-	4,600	1	-	-	4,601
Eventus-IBKC LIB Fund		-	7,000	(965)	-	-	6,035
NH-Daishin-Kyobo healthcare 1 Fund		-	4,000	(52)	-	-	3,948
IBKC-Behigh Fund 1st		-	3,300	(32)	-	-	3,268
Nautic Green Innovation ESG Co-investment No.1 Private Equity Fund		-	4,000	(44)	-	-	3,956
ON No.1 Private Equity Fund		-	6,000	(638)	-	-	5,362
Digital New Deal Kappa Private Equity Fund		-	5,000	(54)	-	-	4,946
Others		170,811	50,920	12,089	-	(3,598)	230,222
	₩	2,913,745	(105,125)	121,697	(24,238)	(1,605)	2,904,474

(*1) The Group has stopped recognizing its equity method income or loss due to the carrying value of '0' resulting from the investees' cumulative loss.
(*2) For the year ended December 31, 2022, it is incorporated into the consolidation target as the Group held control due to increased equity ratio and BNP Paribas Cardif General Insurance, Ltd. has changed its name to Shinhan EZ General Insurance, Ltd.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

13. **Financial liabilities at fair value through profit or loss**

Financial liabilities at fair value through profit or loss as of June 30, 2023 and December 31, 2022 are as follows:

		June 30, 2023	December 31, 2022
Securities sold:			
Stocks	₩	471,108	278,341
Bonds		474,631	438,689
Others		280,713	7,074
		1,226,452	724,104
Gold/silver deposits		404,190	422,006
	₩	1,630,642	1,146,110

14. **Financial liabilities designated at fair value through profit or loss**

(a) Financial liabilities designated at fair value through profit or loss as of June 30, 2023 and December 31, 2022 are as follows:

		June 30, 2023	December 31, 2022	Reason for designation
Equity-linked securities sold	₩	5,961,965	5,437,434	Combined financial
Securities sold with embedded derivatives		2,263,172	2,882,607	instrument
Debt securities issued		243,893	47,327	Fair value measurement and management
	₩	8,469,030	8,367,368	

(*) The Group designated the financial liabilities at the initial recognition (or subsequently) in accordance with paragraph 6.7.1 of K-IFRS 1109 as financial liabilities at fair value through profit or loss.

Maximum credit risk exposure of the financial liabilities designated at fair value through profit or loss amounts to ₩ 8,469,030 million as of June 30, 2023. The increase in values of the liability due to credit risk changes is ₩ 75 million or the six-month period ended June 30, 2023, and the accumulated changes in values are ₩ 10,668 million as negative as of June 30, 2023.

(b) The difference between the carrying value of financial liabilities designated at fair value through profit or loss and the amount required to be paid at contractual maturity as of June 30, 2023 and December 31, 2022 are as follows:

		June 30, 2023	December 31, 2022
Expiration payment	₩	7,476,100	7,733,506
Carrying value		8,469,030	8,367,368
Difference		(992,930)	(633,862)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

15. **Debt securities issued**

Debt securities issued as of June 30, 2023 and December 31, 2022 are as follows:

	June 30, 2023		December 31, 2022	
	Interest rate (%)	Amount	Interest rate (%)	Amount
Debt securities issued in Korean won:				
Debt securities issued	1.17~ 7.50	₩ 57,915,310	0.05~9.00	₩ 61,038,481
Subordinated debt securities issued	2.20~ 5.20	3,391,405	2.20~4.17	3,275,225
Gain/loss on fair value hedges	-	(295,097)	-	(348,700)
Discount on debt securities issued	-	(41,909)	-	(37,943)
		60,969,709		63,927,063
Debt securities issued in foreign currencies:				
Debt securities issued	0.25~ 6.97	9,607,404	0.25~7.59	9,586,831
Subordinated debt securities issued	3.34~5.10	4,286,004	3.34~5.10	4,145,264
Gain/loss on fair value hedges	-	(333,579)	-	(324,901)
Discount on debt securities issued	-	(47,218)	-	(45,474)
		13,512,611		13,361,720
		₩ 74,482,320		₩ 77,288,783

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

16. <u>**Defined benefits plans**</u>

The Group has operated a defined benefit plan and calculates defined benefit obligations based on the employee's pension compensation benefits and service period.

(a) Defined benefit obligations and plan assets as of June 30, 2023 and December 31, 2022 are as follows:

		June 30, 2023	**December 31, 2022**
Present value of defined benefit obligations	₩	1,968,029	1,934,643
Fair value of plan assets		(2,235,552)	(2,376,817)
Recognized liability (asset) for defined benefit obligations (*)	₩	(267,523)	(442,174)

(*) The asset for defined benefit obligation of ₩ 267,523 million as of June 30, 2023 is the net defined benefit assets of ₩ 318,208 million less the net defined liabilities of ₩ 50,685 million. In addition, the asset for defined benefit obligation of ₩442,174 million as of December 31, 2022 is the net defined benefit assets of ₩456,838 million less the net defined liabilities of ₩14,664 million.

(b) Net income relating to defined benefit liabilities for the six-month periods ended June 30, 2023 and 2022 are as follows:

		June 30, 2023		**June 30, 2022**	
		Three-month	**Six-month**	**Three-month**	**Six-month**
Current service cost	₩	35,817	72,138	42,159	84,779
Net interest expense (income)		(8,652)	(17,454)	(1,548)	(3,180)
Past service cost		92	92	-	-
Settlement		5,557	5,397	-	-
	₩	32,814	60,173	40,611	81,599

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

17. **Provisions**

(a) Provisions as of June 30, 2023 and December 31, 2022 are as follows:

		June 30, 2023	December 31, 2022
Asset retirement obligations	₩	98,507	91,571
Expected loss related to litigation		27,321	29,238
Unused credit commitments		327,244	317,590
Guarantee contracts issued:		91,225	83,411
Financial guarantee contracts		58,349	55,828
Non-financial guarantee contracts		32,876	27,583
Others(*)		402,524	744,504
	₩	946,821	1,266,314

(*) As of June 30, 2023 and December 31, 2022, the Group recognizes a provision of ₩ 215,716 million and ₩ 574,013 million, respectively, an estimated amount which is highly probable to be paid for customer losses expected due to delays in redemption of Lime CI funds.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

17. Provisions (continued)

(b) Changes in provision for unused credit commitments and financial guarantee contracts issued for the six-month period ended June 30, 2023 and the year ended December 31, 2022 are as follows:

June 30, 2023

	Unused credit commitments			Financial guaranteed contracts issued			
	12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	Total
Beginning balance ₩	175,562	139,998	2,030	48,113	7,687	28	373,418
Transfer (from) to 12-month expected credit loss	38,513	(38,412)	(101)	4,671	(4,671)	-	-
Transfer (from) to lifetime expected credit loss	(13,538)	13,574	(36)	(4,671)	4,671	-	-
Transfer (from) to impaired financial asset	(221)	(676)	897	(138)	(37)	175	-
Provided(reversed)	(7,024)	15,224	(918)	(937)	631	5	6,981
Change in foreign exchange rates	2,091	281	-	601	227	2	3,202
Others(*)	-	-	-	1,394	778	(180)	1,992
Ending balance ₩	195,383	129,989	1,872	49,033	9,286	30	385,593

(*) Others include effects of the provision from the new financial guaranteed contracts measured at fair value, and the expired contracts, and the change of discount rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

17. **Provisions (continued)**

(b) Changes in provision for unused credit commitments and financial guarantee contracts issued for the six-month period ended June 30, 2023 and the year ended December 31, 2022 are as follows (continued):

December 31, 2022

	Unused credit commitments			Financial guaranteed contracts issued			Total
	12-month expected credit loss	Life-time expected credit loss	Impaired financial asset	12-month expected credit loss	Life-time expected credit loss	Impaired financial asset	
Beginning balance	₩ 150,599	147,511	1,924	48,607	6,709	28	355,378
Transfer (from)to 12-month expected credit loss	68,226	(67,945)	(281)	2,680	(2,680)	-	-
Transfer (from)to life-time expected credit loss	(10,794)	10,842	(48)	(3,715)	3,715	-	-
Transfer (from)to impaired financial asset	(316)	(1,274)	1,590	-	-	-	-
Provided (reversed)	(30,042)	50,733	(1,155)	(972)	537	5	19,106
Change in foreign exchange rates	(2,068)	131	-	910	118	-	(909)
Others(*)	(43)	-	-	603	(712)	(5)	(157)
Ending balance	₩ 175,562	139,998	2,030	48,113	7,687	28	373,418

(*) Others include effects of the provision from the new financial guaranteed contracts measured at fair value, and the expired contracts, and the change of discount rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

18. **Insurance contracts liabilities and others**

(a) Insurance contract liabilities as of June 30, 2023 and December 31, 2022 are as follows:

		June 30, 2023	December 31, 2022
Insurance contract assets	₩	372	-
Insurance contract liabilities		45,926,027	45,904,773
Net insurance contract liabilities	₩	45,925,655	45,904,773
Reinsurance contract assets	₩	76,563	88,772
Reinsurance contract liabilities		75,880	62,803
Net reinsurance contract assets	₩	(683)	(25,969)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

18. **Insurance contracts liabilities and others (continued)**

(b) Income or expenses on insurance contracts for the six-month periods ended June 30, 2023 and 2022 are as follows:

	June 30, 2023			
	Six-month			
	Modified retrospective approach	Fair value approach	Others	Total
Insurance contracts with no premium allocation approach				
Expected premium and other expenses ₩	409,252	336,668	35,280	781,200
Adjustment for change in risk	29,585	17,596	10,576	57,757
Amortization of contractual service margin	286,634	97,376	62,020	446,030
Collection of insurance acquisition cash flows	68,642	21	54,418	123,081
Others(*)	(9,591)	58	826	(8,707)
Sub-total	784,522	451,719	163,120	1,399,361
Premium allocation approach	13,372	-	193	13,565
Total of insurance revenue	797,894	451,719	163,313	1,412,926
Insurance contracts with no premium allocation approach				
Incurred premium and other expenses	406,399	236,641	31,797	674,837
Changes in fulfillment cash flows	8,552	74,235	2,852	85,639
Onerous contracts expense	13,138	7,556	6,425	27,119
Amortization of insurance acquisition cash flows	68,642	21	54,418	123,081
Others(*)	(6,347)	895	(17,977)	(23,429)
Sub-total	490,384	319,348	77,515	887,247
Premium allocation approach	13,653	-	112	13,765
Total of insurance service expense	504,037	319,348	77,627	901,012
Insurance contracts with no premium allocation approach				
Incurred premium for reinsurance	-	33,848	1,975	35,823
Changes in fulfillment cash flows	-	(12,621)	(174)	(12,795)
Others (*)	-	(1,691)	1,376	(315)
Sub-total	-	19,536	3,177	22,713
Premium allocation approach	543	-	-	543
Sub-total of reinsurance revenue	543	19,536	3,177	23,256
Insurance contracts with no premium allocation approach				
Expected reinsurance premium	-	21,427	2,710	24,137
Adjustment for change in risk	-	1,691	247	1,938
Amortized contractual service margin	-	5,250	3,224	8,474
Others(*)	-	(1,017)	1,804	787
Sub-total	-	27,351	7,985	35,336
Premium allocation approach	2,258	-	-	2,258
Net insurance service expense	2,258	27,351	7,985	37,594
Total of insurance income (expense) ₩	292,142	124,556	80,878	497,576

(*) Others include allocation of loss components, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

18. Insurance contracts liabilities and others (continued)

(b) Income or expenses on insurance contracts for the six-month periods ended June 30, 2023 and 2022 are as follows(continued):

| | June 30, 2023 | | | |
| | Three-month | | | |
	Modified retrospective approach	Fair value approach	Others	Total
Insurance contracts with no premium allocation approach				
Expected premium and other expenses ₩	203,547	167,529	20,065	391,141
Adjustment for change in risk	14,589	8,535	5,787	28,911
Amortization of contractual service margin	144,616	41,807	34,954	221,377
Collection of insurance acquisition cash flows	46,389	28	37,789	84,206
Others(*)	(4,829)	39	(2,380)	(7,170)
Sub-total	404,312	217,938	96,215	718,465
Premium allocation approach	8,650	-	146	8,796
Total of insurance revenue	412,962	217,938	96,361	727,261
Insurance contracts with no premium allocation approach				
Incurred premium and other expenses	206,337	154,779	14,091	375,207
Changes in fulfillment cash flows	(2,719)	(8,794)	292	(11,221)
Onerous contracts expense	9,787	1,251	2,632	13,670
Amortization of insurance acquisition cash flows	46,145	272	37,790	84,207
Others(*)	(3,250)	539	(9,547)	(12,258)
Sub-total	256,300	148,047	45,258	449,605
Premium allocation approach	8,107	-	(35)	8,072
Total of insurance service expense	264,407	148,047	45,223	457,677
Insurance contracts with no premium allocation approach				
Incurred premium for reinsurance	(334)	16,567	1,713	17,946
Changes in fulfillment cash flows	420	(8,084)	(342)	(8,006)
Others (*)	5	(240)	(54)	(289)
Sub-total	91	8,243	1,317	9,651
Premium allocation approach	543	-	-	543
Sub-total of reinsurance revenue	634	8,243	1,317	10,194
Insurance contracts with no premium allocation approach				
Expected reinsurance premium	-	10,354	1,735	12,089
Adjustment for change in risk	-	829	156	985
Amortized contractual service margin	-	2,251	1,794	4,045
Others(*)	-	(173)	753	580
Sub-total	-	13,261	4,438	17,699
Premium allocation approach	1,311	-	-	1,311
Net insurance service expense	1,311	13,261	4,438	19,010
Total of insurance income (expense) ₩	147,878	64,873	48,017	260,768

(*) Others include allocation of loss components, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

18. **Insurance contracts liabilities and others (continued)**

(b) Income or expenses on insurance for the six-month periods ended June 30, 2023 and 2022 are as follows(continued):

	June 30, 2022			
	Six-month			
	Modified retrospective approach	Fair value approach	Other	Total
Insurance contracts with no premium allocation approach				
Expected insurance premium and other insurance service expense	₩ 399,445	330,802	5,303	735,550
Adjustment for change in risk	40,350	15,631	3,637	59,618
Amortization of insurance contract margin	337,696	94,785	13,891	446,372
Collection of insurance acquisition cash flows	85,103	-	11,287	96,390
Others (*)	(6,845)	(767)	15,598	7,986
Sub-total	855,749	440,451	49,716	1,345,916
Premium allocation approach	-	-	171	171
Total of insurance revenue	855,749	440,451	49,887	1,346,087
Insurance contracts with no premium allocation approach				
Incurred premium and other service expenses	391,714	234,900	13,104	639,718
Changes in fulfillment cash flows	12,222	47,114	40	59,376
Onerous contracts expense (reversal)	4,286	(90)	19,748	23,944
Amortization of insurance acquisition cash flows	85,103	-	11,288	96,391
Others (*)	-	-	-	-
Sub-total	493,325	281,924	44,180	819,429
Premium allocation approach	-	-	145	145
Total of insurance service expense	493,325	281,924	44,325	819,574
Insurance contracts with no premium allocation approach				
Incurred premium for reinsurance	-	28,419	640	29,059
Changes in fulfillment cash flows	-	(11,279)	326	(10,953)
Others (*)	-	(4,364)	1,770	(2,594)
Sub-total	-	12,776	2,736	15,512
Total of reinsurance revenue	-	12,776	2,736	15,512
Insurance contracts with no premium allocation approach				
Expected reinsurance premium	-	18,951	753	19,704
Adjustment for change in risk	-	1,726	114	1,840
Amortized contractual service margin	-	6,015	2,197	8,212
Others (*)	-	(2,842)	217	(2,625)
Sub-total	-	23,850	3,281	27,131
Total of reinsurance service expense	-	23,850	3,281	27,131
Net insurance contract income	₩ 362,424	147,453	5,017	514,894

(*) Others include allocation of loss components, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

18. **Insurance contracts liabilities and others (continued)**

(b) Income or expenses on insurance for the six-month periods ended June 30, 2023 and 2022 are as follows(continued):

	June 30, 2022			
	Three-month			
	Modified retrospective approach	Fair value approach	Other	Total
Insurance contracts with no premium allocation approach				
Expected insurance premium and other insurance service expense ₩	200,582	164,832	3,811	369,225
Adjustment for change in risk	20,131	7,403	2,185	29,719
Amortization of insurance contract margin	167,063	50,753	9,791	227,607
Collection of insurance acquisition cash flows	72,397	(13)	9,024	81,408
Others (*)	(2,865)	(765)	15,647	12,017
Sub-total	457,308	222,210	40,458	719,976
Premium allocation approach	-	-	86	86
Total of insurance revenue	457,308	222,210	40,544	720,062
Insurance contracts with no premium allocation approach				
Incurred premium and other service expenses	202,178	161,377	7,760	371,315
Changes in fulfillment cash flows	857	(12,668)	41	(11,770)
Onerous contracts expense (reversal)	5,874	(1,207)	10,047	14,714
Amortization of insurance acquisition cash flows	72,390	(6)	9,025	81,409
Others (*)	267	(196)	11,793	11,864
Sub-total	281,566	147,300	38,666	467,532
Premium allocation approach	-	-	217	217
Total of insurance service expense	281,566	147,300	38,883	467,749
Insurance contracts with no premium allocation approach				
Incurred premium for reinsurance	-	18,354	407	18,761
Changes in fulfillment cash flows	-	(6,470)	117	(6,353)
Others (*)	-	(2,070)	506	(1,564)
Sub-total	-	9,814	1,030	10,844
Total of reinsurance revenue	-	9,814	1,030	10,844
Insurance contracts with no premium allocation approach				
Expected reinsurance premium	-	9,921	461	10,382
Adjustment for change in risk	-	873	63	936
Amortized contractual service margin	-	3,274	1,162	4,436
Others (*)	-	(2,478)	153	(2,325)
Sub-total	-	11,590	1,839	13,429
Total of reinsurance service expense	-	11,590	1,839	13,429
Net insurance contract income ₩	175,742	73,134	852	249,728

(*) Others include allocation of loss components, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

19. **Insurance finance income (expense)**

(a) Insurance finance income or expense for the six-month periods ended June 30, 2023 and 2022 are as follows:

		June 30, 2023		June 30, 2022	
		Three-month	Six-month	Three-month	Six-month
Insurance finance income					
Insurance contract					
Foreign exchange rate change effects	₩	1,960	2,081	907	1,211
Other		11,290	24,431	464,492	714,919
		13,250	26,512	465,399	716,130
Reinsurance contract					
Discount rate change effects		(3)	6	-	-
		13,247	26,518	465,399	716,130
Insurance finance expense					
Insurance contract					
Foreign exchange rate change effects		4,952	12,710	22,096	29,123
Discount rate change effects		(5)	12	-	-
Other		70,274	352,122	6,884	6,890
		75,221	364,844	28,980	36,013
Insurance finance income (expense)	₩	(61,974)	(338,326)	436,419	680,117

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

20. **Equity**

(a) Equity as of June 30, 2023 and December 31, 2022 are as follows:

		June 30, 2023	December 31, 2022
Capital stock:			
Common stock (*)	₩	2,695,586	2,608,176
Preferred stock (*)		274,055	361,465
		2,969,641	2,969,641
Hybrid bond		4,461,121	4,196,968
Capital surplus:			
Share premium		11,352,744	11,352,819
Others		742,224	742,224
		12,094,968	12,095,043
Capital adjustments		(582,869)	(582,859)
Accumulated other comprehensive income, net of tax:			
Loss on financial assets at fair value through other comprehensive income		(5,872,058)	(6,669,931)
Equity in other comprehensive loss of associates		(1,972)	(8,126)
Foreign currency translation adjustments for foreign operations		13,108	(112,283)
Net loss from cash flow hedges		(103,688)	(96,388)
Remeasurement of defined benefit obligation		(128,528)	(91,993)
Changes in own credit risk on financial liabilities designated under fair value option		(7,852)	(5,155)
Net finance gain on insurance contract assets(liabilities)		4,874,824	5,039,081
Net finance gain on reinsurance contract assets(liabilities)		30,214	34,045
		(1,195,952)	(1,910,750)
Retained earnings		35,484,031	33,963,799
Non-controlling interest		2,798,744	2,691,716
	₩	56,029,684	53,423,558

(*) Convertible preferred shares of 17,482,000 that were issued on May 1, 2019 have been converted into common shares at a 1:1 ratio on May 1, 2023.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

20. **Equity (continued)**

(b) Hybrid bonds

Hybrid bonds classified as other equity instruments of June 30, 2023 and December 31, 2022 are as follows:

	Issue date	Maturity date	Interest rate (%)		June 30, 2023	December 31, 2022
KRW	June 25, 2015	June 25, 2045	4.38	₩	199,455	199,455
	September 15, 2017	Perpetual bond	4.25		89,783	89,783
	April 13, 2018	Perpetual bond	-		-	134,678
	April 13, 2018	Perpetual bond	4.56		14,955	14,955
	August 29, 2018	Perpetual bond	4.15		398,679	398,679
	June 28, 2019	Perpetual bond	3.27		199,476	199,476
	September 17, 2020	Perpetual bond	3.12		448,699	448,699
	March 16, 2021	Perpetual bond	2.94		429,009	429,009
	March 16, 2021	Perpetual bond	3.30		169,581	169,581
	January 25, 2022	Perpetual bond	3.90		560,438	560,438
	January 25, 2022	Perpetual bond	4.00		37,853	37,853
	August 26, 2022	Perpetual bond	4.93		343,026	343,026
	August 26, 2022	Perpetual bond	5.15		55,803	55,803
	January 30, 2023	Perpetual bond	5.14		398,831	-
USD	August 13, 2018	Perpetual bond	5.88		559,526	559,526
	May 12, 2021	Perpetual bond	2.88		556,007	556,007
				₩	4,461,121	4,196,968

(*) For the six-month period ended June 30, 2023, the deduction for capital related to hybrid bonds issued is ₩1,169 million.

The hybrid bonds above can be repaid early after 5 or 10 years from the date of issuance, and each bond is either a perpetual bond or a bond of which the Group has right to extend the maturity under the same condition.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of Korean won)

20. Equity (continued)

(c) Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the six-month period ended June 30, 2023 and the year ended December 31, 2022 are as follows:

June 30, 2023

	Items that are or may be reclassified to profit or loss						Items that will never be reclassified to profit or loss				Total
	Gain (loss) on securities at fair value through other comprehensive income	Equity in other comprehensive income (loss) of associates	Foreign currency translation adjustments for foreign operations	Net gain(loss) from cash flow hedges	Net finance gain on insurance contract assets (liabilities)	Net finance gain on insurance contract assets (liabilities)	Remeasurement of defined benefit liabilities (assets)	Equity in other comprehensive income (expense) of associates	Gain (loss) on securities at fair value through other comprehensive income	Gain (loss) on financial Liabilities measured at FVTPL attributable to changes in credit risk	
Beginning balance	₩ (6,786,650)	(8,135)	(112,283)	(96,388)	5,039,081	34,045	(91,993)	9	116,719	(5,155)	(1,910,750)
Net gain (loss) from current transactions:											
Change due to fair value	1,007,970	8,377	-	-	(232,490)	(5,268)	-	-	(97,143)	(75)	681,371
Reclassification: Change due to impairment or disposal	177,012	-	-	-	-	-	-	-	-	-	177,012
Effect of hedge accounting	-	-	-	(122,547)	-	-	-	-	-	-	(122,547)
Hedging	(5,558)	-	(20,244)	112,961	-	-	-	-	-	-	87,159
Effects from changes in foreign exchange rate	-	-	154,024	-	-	-	-	-	3,832	-	157,856
Remeasurement of defined benefit liabilities (assets)	-	-	-	-	-	-	(49,873)	-	-	-	(49,873)
Deferred income taxes	(312,507)	(2,223)	(7,693)	2,286	68,233	1,437	13,259	-	24,513	958	(211,737)
Transfer to other account	-	-	-	-	-	-	-	-	1,261	(3,580)	(2,319)
Non-controlling interests	(1,507)	-	(696)	-	-	-	79	-	-	-	(2,124)
Ending balance	₩ (5,921,240)	(1,981)	13,108	(103,688)	4,874,824	30,214	(128,528)	9	49,182	(7,852)	(1,195,952)

116

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

20. **Equity (continued)**

(c) Accumulated other comprehensive income (continued)

Changes in accumulated other comprehensive income for the six-month period ended June 30, 2023 and the year ended December 31, 2022 are as follows (continued):

December 31, 2022

	Items that are or may be reclassified to profit or loss						Items that will never be reclassified to profit or loss				Total
	Gain (loss) on securities at fair value through other comprehensive income	Equity in other comprehensive income (loss) of associates	Foreign currency translation adjustments for foreign operations	Net gain(loss) from cash flow hedges	Net finance gain on insurance contract assets (liabilities)	Net finance gain on insurance contract assets (liabilities)	Remeasurement of defined benefit liabilities (assets)	Equity in other comprehensive income (expense) of associates	Gain (loss) on securities at fair value through other comprehensive income	Gain (loss) on financial Liabilities measured at FVTPL attributable to changes in credit risk	
Beginning balance ₩	(867,680)	7,623	(125,219)	(26,124)	333,178	-	(343,124)	(28)	117,967	(1,816)	(905,223)
Change due to fair value	(8,067,860)	(16,914)	-	-	6,398,056	46,320	-	9	10,880	(5,919)	(1,635,428)
Reclassification:											
Change due to impairment or disposal	(37,142)	(7,333)	-	-	-	-	-	-	-	-	(44,475)
Effect of hedge accounting	-	-	-	(190,372)	-	-	-	-	-	-	(190,372)
Hedging	63,480	-	(25,793)	90,510	-	-	-	-	-	-	128,197
Effects from changes in foreign exchange rate	-	-	40,679	-	-	-	-	-	(823)	-	39,856
Remeasurement of defined benefit liabilities (assets)	-	-	-	-	-	-	348,248	-	-	-	348,248
Deferred income taxes	2,118,966	8,489	(154)	29,598	(1,692,153)	(12,275)	(96,257)	(14)	(9,171)	1,170	348,199
Transfer to other account	-	-	-	-	-	-	-	42	(2,134)	1,410	(682)
Non-controlling interests	3,586	-	(1,796)	-	-	-	(860)	-	-	-	930
Ending balance ₩	(6,786,650)	(8,135)	(112,283)	(96,388)	5,039,081	34,045	(91,993)	9	116,719	(5,155)	(1,910,750)

117

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won, except per share data)

20. **Equity (continued)**

(d) Regulatory reserve for loan losses

If the allowance for credit losses in accordance with K-IFRS falls short of the allowance for credit losses in accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between the two into regulatory reserve for loan losses for each accounting period.

i) Changes in regulatory reserve for loan losses including non-controlling interests as of June 30, 2023 and December 31, 2022 are as follows:

		June 30, 2023	December 31, 2022
Beginning balance	₩	3,612,259	3,645,564
Planned provision (reversal) for regulatory reserve for loan losses		(175,220)	(33,305)
Ending balance	₩	3,437,039	3,612,259

ii) Profit attributable to equity holders of Shinhan Financial Group and earnings per share after factoring in regulatory reserve for loan losses for the six-month periods ended June 30, 2023 and 2022 are as follows:

		June 30, 2023		June 30, 2022	
		Three-month	Six-month	Three-month	Six-month
Profit attributable to equity holders of Shinhan Financial Group	₩	1,238,265	2,626,223	1,297,542	2,682,360
Provision for regulatory reserve for loan losses		3,176	175,059	31,810	58,206
Profit attributable to equity holders of Shinhan Financial Group adjusted for regulatory reserve	₩	1,241,441	2,801,282	1,329,352	2,740,566
Basic and diluted earnings per share adjusted for regulatory reserve in Korean won(*)	₩	2,302	5,181	2,440	5,012

(*) Dividends for hybrid bonds are deducted.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won, except per share data)

20.   Equity (continued)

(e) Treasury stock

Changes in treasury stock for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows:

	June 30, 2023		December 31, 2022	
	The number of shares	Carrying value	The number of shares	Carrying value
Beginning balance	6,352 ₩	227	6,352 ₩	227
Acquisition	7,919,751	285,947	7,814,685	300,000
Retirement	(7,919,751)	(285,947)	(7,814,685)	(300,000)
Ending balance	6,352 ₩	227	6,352 ₩	227

(*) The controlling company acquired treasury stocks for the purpose of retirement during the period ended June 30, 2023 and retired 3,676,470 shares and 4,243,281shares on March 28, 2023 and June 16, 2023, respectively. During 2022, the controlling company acquired treasury stocks for the purpose of retirement and retired 3,665,423 shares and 4,149,262 shares on April 25, 2022 and November 23, 2022, respectively.

(f) Dividends

i) Quarterly dividends paid by the controlling company for the six-month period ended June 30, 2023 are as follows:

	Record date		Total dividends
Common stock (₩ 525 per share)	March 31, 2023	₩	265,179
Convertible preferred stock (₩ 525 per share)	March 31, 2023		9,178
		₩	274,357

ii) By resolutions of the 22nd general meeting of stockholders, the annual dividends declared to be paid by the controlling company to the shareholders of the Company in respect of the year ended December 31, 2022 are as follows:

		Total dividends
Common stock (₩865 per share)	₩	440,093
Convertible preferred stock (₩865 per share)		15,122
	₩	455,215

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

21. **Net interest income**

Net interest income for the six-month periods ended June 30, 2023 and 2022 are as follows:

		June 30, 2023		June 30, 2022	
		Three-month	Six-month	Three-month	Six-month
Interest income:					
Cash and due from banks at amortized cost	₩	142,482	281,986	44,177	73,137
Deposit at FVTPL		-	349	260	590
Securities at FVTPL		337,482	640,518	190,372	394,327
Securities at FVOCI		557,418	1,078,897	445,431	850,562
Securities at amortized cost		261,953	495,082	149,811	289,504
Loans at amortized cost		5,380,362	10,551,801	3,668,858	6,980,740
Loans at FVTPL		45,248	66,647	21,273	37,212
Insurance finance interest income		53,733	123,012	30,539	58,213
Others		36,046	69,371	19,172	39,508
		6,814,724	13,307,663	4,569,893	8,723,793
Interest expense:					
Deposits		2,386,639	4,673,337	848,241	1,574,235
Interests on financial liabilities measured at FVTPL		2,412	3,186	257	257
Borrowings		454,700	924,826	182,541	310,595
Debt securities issued		653,294	1,272,326	404,551	777,947
Insurance finance interest expenses		504,381	981,090	456,641	876,408
Others		119,115	184,873	60,285	84,805
		4,120,541	8,039,638	1,952,516	3,624,247
Net interest income	₩	2,694,183	5,268,025	2,617,377	5,099,546

22. **Net fees and commission income**

Net fees and commission income for the six-month periods ended June 30, 2023 and 2022 are as follows:

		June 30, 2023		June 30, 2022	
		Three-month	Six-month	Three-month	Six-month
Fees and commission income:					
Credit placement fees	₩	23,404	40,205	19,621	39,195
Commission received as electronic charge receipt		37,363	73,218	36,929	73,397
Brokerage fees		103,215	192,980	90,676	191,669
Commission received as agency		31,476	64,395	32,568	66,679
Investment banking fees		43,914	77,875	69,083	165,672
Commission received in foreign exchange activities		74,445	142,063	76,522	144,891
Trust management fees		77,789	151,844	80,581	160,255
Credit card fees		329,843	623,797	337,610	636,209
Operating lease fees		145,807	290,726	111,464	218,315
Others		177,794	338,588	167,376	360,663
		1,045,050	1,995,691	1,022,430	2,056,945
Fees and commission expense:					
Credit-related fee		11,743	22,128	9,116	18,408
Credit card fees		236,610	457,114	219,758	428,068
Others		147,394	263,721	132,309	247,700
		395,747	742,963	361,183	694,176
Net fees and commission income	₩	649,303	1,252,728	661,247	1,362,769

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

23. **Provision for (reversal of) allowance for credit loss**

Provision for (reversal of) allowance for credit loss on financial assets for the six-month periods ended June 30, 2023 and 2022 are as follows:

		June 30, 2023		June 30, 2022	
		Three-month	Six-month	Three-month	Six-month
Allowance provided:					
Loans at amortized cost	₩	(497,182)	(938,684)	(340,410)	(562,393)
Other financial assets at amortized cost		(34,083)	(47,447)	(7,500)	(17,720)
Securities at fair value through other comprehensive income		-	-	2,906	-
Unused credit line and financial guarantee		1,473	(6,981)	(9,490)	(22,879)
Securities at amortized cost		(1,757)	(1,967)	49	-
		(531,549)	(995,079)	(354,445)	(602,992)
Allowance reversed:					
Securities at fair value through other comprehensive income		9,270	11,596	3,672	3,672
Securities at amortized cost		-	-	572	572
		9,270	11,596	4,244	4,244
	₩	(522,279)	(983,483)	(350,201)	(598,748)

24. **General and administrative expenses**

General and administrative expenses for the six-month periods ended June 30, 2023 and 2022 are as follows:

		June 30, 2023		June 30, 2022	
		Three-month	Six-month	Three-month	Six-month
Employee benefits:					
Salaries	₩	823,247	1,628,771	761,179	1,536,812
Severance benefits:		38,691	73,829	45,948	93,241
Defined contribution		8,289	18,366	8,408	17,842
Defined benefit		30,402	55,463	37,540	75,399
Termination benefits		2,365	36,617	123	764
Entertainment		9,406	19,164	10,076	19,142
Depreciation		125,291	248,954	115,211	234,477
Amortization		58,591	109,075	43,764	83,696
Taxes and utility bills		76,040	128,819	67,392	107,446
Advertising		72,091	114,469	76,387	119,119
Research		6,030	11,430	5,051	9,931
Others		231,170	427,720	197,801	364,159
	₩	1,442,922	2,798,848	1,322,932	2,568,787

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

25. <u>Share-based payments</u>

(a) Performance shares granted as of June 30, 2023 are as follows:

	Expired	Not expired
Type	Cash-settled share-based payment	
Performance conditions	Relative stock price linked (20.0%), management index (80.0%)	
Exercising period	4 years from the commencement date of the year to which the grant date belongs	
Estimated number of shares vested at June 30, 2023	216,820	2,554,334
Fair value per share in Korean won	₩ 44,222, ₩ 33,122, ₩ 37,387 and ₩ 37,081 for the expiration of exercising period from 2019 to 2022	₩ 34,000

(*) Based on performance-based stock compensation, the reference stock price (the arithmetic average of the weighted average share price of transaction volume for the past two month, the past one month, and the past one week) of four years after the commencement of the grant year is paid in cash, and the fair value of the reference stock to be paid in the future is assessed as the closing price of the settlement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

25. **Share-based payments (continued)**

(b) Share-based compensation costs for the six-month periods ended June 30, 2023 and 2022 are as follows:

		June 30, 2023		
		Employees of		
		The controlling company	The subsidiaries	Total
Stock options granted:				
Performance share	₩	1,465	8,068	9,533

		June 30, 2022		
		Employees of		
		The controlling company	The subsidiaries	Total
Stock options granted:				
Performance share	₩	2,111	16,882	18,993

(c) Accrued expenses as of June 30, 2023 and December 31, 2022 are as follows:

		June 30, 2023		
		Accrued expenses		
		The controlling company	The subsidiaries	Total
Stock options granted:				
Performance share	₩	12,420	82,374	94,794

		December 31, 2022		
		Accrued expense		
		The controlling company	The subsidiaries	Total
Stock options granted:				
Performance share	₩	12,746	91,469	104,215

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

26. **Income tax expense**

Income tax expense for the six-month periods ended June 30, 2023 and 2022 are as follows:

		June 30, 2023		June 30, 2022	
		Three-month	Six-month	Three-month	Six-month
Current income tax expense	₩	434,781	573,207	393,128	755,528
Temporary differences		10,738	539,362	(218,446)	(199,348)
Income tax recognized in other comprehensive income		14,117	(210,513)	288,258	411,403
Income tax expenses	₩	459,636	902,056	462,940	967,583
Effective tax rate	%	26.59	25.16	26.01	26.22

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

27. **Earnings per share**

Basic and diluted earnings per share for the six-month periods ended June 30, 2023 and 2022 are as follows:

		June 30, 2023		June 30, 2022	
		Three-month	Six-month	Three-month	Six-month
Profit attributable to equity holders of Shinhan Financial Group	₩	1,238,265	2,626,223	1,297,542	2,682,360
Less:					
Dividends to hybrid bonds		(44,030)	(91,954)	(34,852)	(72,243)
Net profit available for common stock	₩	1,194,235	2,534,269	1,262,690	2,610,117
Weighted average number of common stocks outstanding (*)		520,676,621	522,896,062	530,657,929	532,347,181
Basic and diluted earnings per share in Korean won	₩	2,295	4,847	2,380	4,903

(*) The number of basic ordinary shares outstanding is 518,347,118 shares. The above weighted-average stocks are calculated by reflecting 17,482,000 shares of convertible preferred shares issued on May 1, 2019 and then converted into common shares on May 1, 2023 and changes in treasury stocks issued during the periods ended June 30, 2023 and June 30, 2022.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

28. **Commitments and contingencies**

(a) Guarantees, acceptances and credit commitments as of June 30, 2023 and December 31, 2022 are as follows:

		June 30, 2023	December 31, 2022
Guarantees and purchase agreements:			
Outstanding guarantees	₩	11,733,120	12,154,088
Contingent guarantees		4,998,484	4,565,829
ABS and ABCP purchase agreements		1,721,554	1,496,604
		18,453,158	18,216,521
Commitments to extend credit:			
Loan commitments in Korean won		87,230,610	83,451,887
Loan commitments in foreign currency		27,724,941	25,052,284
Other agreements (*)		98,374,060	96,984,654
		213,329,611	205,488,825
Endorsed bills:			
Secured endorsed bills		7,921	10,025
Unsecured endorsed bills		9,856,600	7,046,806
		9,864,521	7,056,831
	₩	241,647,290	230,762,177

(*) Unused credit commitments provided to the card customers are included, the amounts are ₩ 92,091,427 million for the six-month period ended June 30, 2023 and ₩90,452,012 million for the year ended December 31, 2022.

(b) Legal contingencies

As of June 30, 2023, the Group is involved with 681 pending lawsuits as a defendant with total litigation fee of ₩ 572,114 million.

As of June 30, 2023, the Group has recorded ₩ 27,321 million and ₩ 4,250 million, respectively, as other provisions and insurance contract liabilities for litigations, etc., which have been decided to lose at the first trial. The outcome of the remaining litigations other than those accounted for provisions, etc. are not expected to have a material impact on the consolidated financial statements, but additional losses may result from future litigation.

(c) As a Prime Brokerage Service operator, the Group entered into a total return swap agreement ("TRS", derivatives that exchange profits and losses from underlying assets such as stocks, bonds and funds) with a fund operated by Lime Asset Management ("Lime Fund"). Through TRS with the Group, the Lime Fund invested approximately $200 million in IIG Global Trade Finance Fund, IIG Trade Finance Fund, and IIG Trade Finance Fund-FX Hedge ("IIG Fund") from May 2017 to September 2017. The Group invested the IIG Fund in LAM Enhanced Finance III L.P ("LAM III Fund") in kind and acquired the LAM III Fund's beneficiary certificates in accordance with the management instructions of Lime Asset Management in 2019. The recoverable value of the LAM III Fund beneficiary certificates is affected by the recoverable value of the IIG Fund invested in kind.

Meanwhile, IIG Fund received a cancellation of registration and asset freeze from the US Securities and Exchange Commission in November 2019. The Financial Supervisory Service (FSS) announced in its interim inspection of Lime Fund in February 2020 that the Group is charged with being involved in poor concealment and fraud of Lime Fund while operating TRSs with Lime Fund, and a related prosecution investigation has been underway since then.

Institutional sanctions (banned from the sale of new private equity funds for six months) against the Group were finalized by the Financial Services Commission on November 12, 2021.

In addition, the prosecution arrested and indicted the former director of Prime Brokerage Services for fraud charges and violation of the Capital Market and Financial Investment Services Act. Finally, the former director of Prime Brokerage Services was found guilty.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

28. **Commitments and contingencies (continued)**

The prosecution indicted the Group and the former director of Prime Brokerage Services on January 22, 2021 for violating 'Financial Investment Services and Capital Markets Act'. The Group was fined ₩ 50 million for relaxing its supervision obligation. It is expected that the criminal trial will determine whether the Group is legally responsible or not. Hence, the Group has determined the present obligation that the Group may be liable for the charge of involvement in the fraud is not significant.

Considering the board resolutions and the results of the Financial Supervisory Service's dispute settlement committee, the Group has been completed or will be carried out the compensation and liquidity supply for some of the Lime Fund sales in the future.

(d) The Group has sold Gen2 related trust instruments from May 2014 to November 2019. As of June 30, 2023, approximately ₩ 420 billion, the entire outstanding balance, is suspended from redemption and delayed in repayment. In accordance with a resolution of the Board of Directors on September 28, 2021, the Group has decided to pay 40% of the investment principal to the customers who have agreed to the suspension of redemption and settle the amount upon investment recovery.

(e) The Group is responsible for the completion of construction when the contractor fails to fulfil its responsibilities. In case the Group fails to fulfil its responsibility, it is in the process of a responsible-for-completion land trust project (143 cases other than the new residential and commercial apartment project in Jongno-gu, Seoul (excluding completed workplaces)) to compensate for damages incurred to the financial institutions, and for the period ended June 30, 2023, the total PF loans amounted to ₩ 5,283.6 billion. The amount of claim for damages of the Group is determined after identifying whether it is a damage caused by the Group's failure to fulfil its responsibilities. As of June 30, 2023, the risk of the Group to bear the responsibility to complete the project is low, and the loss cannot be reliably measured, hence this was not reflected in the financial statements for the period ended June 30, 2023. Meanwhile, the process of each business sites will be continuously monitored.

29. **Statement of cash flows**

Cash and cash equivalents in the consolidated statements of cash flows as of June 30, 2023 and December 31, 2022 are as follows:

		June 30, 2023	December 31, 2022
Cash and due from banks at amortized cost	₩	37,635,183	30,070,043
Adjustments:			
Due from financial institutions with maturity over three months from date of acquisition		(1,906,584)	(1,956,179)
Restricted due from banks		(3,565,428)	(3,699,918)
		(5,472,012)	(5,656,097)
	₩	32,163,171	24,413,946

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

30. <u>Related parties</u>

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements. In accordance with K-IFRS 1024, the Group defines the retirement benefit plans of the associates, key management and their families, the consolidation group and related parties as the scope of related parties. The amount of profit and loss, receivable balance and payable balance between the Group and the related parties are disclosed. For details of the associates and joint ventures, refer to 'Note 12'

(a) Balances with the related parties as of June 30, 2023 and December 31, 2022 are as follows:

Related party	Account		June 30, 2023	December 31, 2022
Investments in associates:				
BNP Paribas Cardif Life Insurance	Other assets	₩	32	38
"	Credit card loans		126	117
"	ACL		(1)	-
"	Deposits		10,976	18,745
"	Unused credit commitments		2	1
Partners 4th Growth Investment Fund	Deposits		2,283	742
Incorporated association Finance Saving Information Center	Deposits		11	2
Nomura-Rifa Private Real Estate Investment Trust No.19	Loans		11,586	11,880
"	Other assets		49	44
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Other assets		306	427
Korea Finance Security	Deposits		127	415
Hermes Private Investment Equity Fund	Deposits		208	218
Korea Credit Bureau	Deposits		2	721
Goduck Gangil1 PFV Co., Ltd	Loans		2,325	6,825
"	ACL		(10)	(20)
"	Deposits		-	3
SBC PFV Co., Ltd	Deposits		11,026	21,163
Sprott Global Renewable Private Equity Fund I	Deposits		50	100
Goduck Gangil10 PFV Co., Ltd	Loans		1,900	3,100
"	ACL		(8)	(9)
"	Deposits		12,567	26,880
Shinhan Global Healthcare Investment Fund 2	Deposits		1	1
IMM Special Situation 1-2 PRIVATE EQUITY FUND	Deposits		84	151
Future-Creation Neoplux Venture Capital Fund	Account receivables		3,919	3,949
Neoplux Market-Frontier Secondary Fund	Account receivables		381	904
Gyeonggi-Neoplux Superman Fund	Account receivables		920	623
Shinhan-Neoplux Energy Newbiz Fund	Account receivables		1,455	978
SHINHAN-NEO Core Industrial Technology Fund	Account receivables		-	124
KTC-NP Growth Champ 2011-2 Private Equity Fund (*1)	Account receivables		-	2,675

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

30. **Related parties (continued)**

(a) Balances with the related parties as of June 30, 2023 and December 31, 2022 are as follows (continued):

Related party	Account		June 30, 2022	December 31, 2022
Investments in associates (continued):				
Neoplux No.3 Private Equity Fund	Account receivables	₩	4,517	3,190
NV Station Private Equity Fund	Deposits		8	21
Korea Digital Asset Custody	Deposits		83	153
SW-S Fund	Deposits		7	112
Shinhan Smilegate Global PEF I	Unearned revenue		45	9
WaveTechnology co.Ltd	Deposits		220	41
SHINHAN-NEO Market-Frontier 2nd Fund	Account receivables		793	513
iPIXEL Co.,Ltd.	Deposits		131	225
CJL No.1 Private Equity Fund	Deposits		348	603
NewWave 6th Fund	Account receivables		489	849
Nova New Technology Investment Fund No.1	Deposits		237	215
DS Power Semicon Private Equity Fund	Deposits		64	100
Genesis No.1 Private Equity Fund (*1)	Deposits		-	19
DDI LVC Master Real Estate Investment Trust Co., Ltd.	Deposits		986	59
Newlake Growth Capital Partners2 PEF	Deposits		481	353
Logisvalley Shinhan REIT Co., Ltd.	Loans		33,000	43,000
〃	ACL		(33)	(28)
〃	Account receivables		-	81
〃	Deposits		1,586	1,421
Shinhan-Albatross tech investment Fund	Deposits		553	3,402
Shinhan Global Active REIT Co. Ltd	Deposits		1,072	393
Shinhan VC tomorrow venture fund 1	Account receivables		-	850
SH Sustainable Management ESG Short term Bond Security Feeder Investment Trust No.1 (*2)	Accrued income		-	1
SH Global Net Zero Solution Security Investment Trust	Accrued income		2	2
SEOKWANG T&I	Deposits		1	1
Shinhan Time 1st Investment fund	Deposits		151	238
DeepBlue No.1 Private Equity Fund	Deposits		400	400
Shinhan-Cognitive Start-up Fund L.P.	Unearned revenue		173	-
IMM Global Private Equity Fund	Deposits		45	-
NH-J&-IBKC Label Technology Fund	Deposits		340	-
Key management personnel and their immediate relatives:	Loans		5,612	6,561
	Assets		67,360	86,674
	Liabilities	₩	44,268	76,907

(*1) Excluded from the associates due to disposal and liquidation for the six-month period ended June 30, 2023.
(*2) Incorporated into the consolidation target as the Group holds control due to an ownership of increased shares during the six-month period ended June 30, 2023.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

30.   Related parties (continued)

(b) Transactions with the related parties for the six-month periods ended June 30, 2023 and 2022 are as follows:

Related party	Account		June 30, 2023		June 30, 2022	
			Three-month	Six-month	Three-month	Six-month
Investments in associates:						
BNP Paribas Cardif Life Insurance	Fees and commission income	₩	848	1,216	496	1,052
〃	Provision for credit losses allowance		(2)	(2)	-	-
〃	Interest expense		(4)	(49)	(9)	(15)
Shinhan EZ General Insurance, Ltd. (*2)	Fees and commission income		-	-	-	2
〃	Interest expense		-	-	-	(1)
〃	Reversal of credit losses allowance		-	-	4	5
Partners 4th Growth Investment Fund	Interest expense		(2)	(2)	(5)	(12)
Shinhan-Albatross Technology Investment Fund	Fees and commission income		-	115	-	146
〃	Interest expense		-	(2)	(3)	(3)
Shinhan-Midas Donga Secondary Fund	Fees and commission income		-	-	-	48
Shinhan-Nvestor Liquidity Solution Fund	Fees and commission income		173	173	-	181
Shinhan-PS Investment Fund No.1	Fees and commission income		5	15	5	10
Nomura-Rifa Private Real Estate Investment Trust No.19	Interest income		136	265	130	259
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Fees and commission income		306	642	385	723
KOREA FINANCE SECURITY	Fees and commission income		1	2	1	3
ShinHan – Soo Young Entrepreneur Investment Fund No.1	Fees and commission income		-	139	-	140
Shinhan-Rhinos 1 Fund(*1)	Fees and commission income		-	-	-	61
Kiwoom-Shinhan Innovation Fund I	Fees and commission income		-	140	59	118
One Shinhan Global Fund 1	Fees and commission income		-	-	32	63
FuturePlay-Shinhan TechInnovation Fund 1	Fees and commission income		-	56	57	113
Korea Credit Bureau	Fees and commission income		5	8	4	7
Goduck Gangil1 PFV Co., Ltd.	Interest income		43	108	93	213
〃	Reversal of credit losses allowance		3	11	13	24
SBC PFV Co., Ltd.	Interest expense		(4)	(8)	(6)	(13)
Goduck Gangil10 PFV Co., Ltd.	Interest income		20	43	45	101
〃	Interest expense		(175)	(349)	(169)	(317)
〃	Reversal of credit losses allowance		1	1	5	8
Korea Omega Project Fund I	Fees and commission income		39	83	45	89
Sparklabs-Shinhan Opportunity Fund 1	Fees and commission income		4	34	50	100
EDNCENTRAL Co.,Ltd.	Interest income		-	-	(3)	267
〃	Fees and commission income		-	-	3,172	3,212
Kakao-Shinhan 1st TNYT Fund	Fees and commission income		97	193	97	193
Future-Creation Neoplux Venture Capital Fund	Interest income		19	47	-	-
〃	Fees and commission income		-	-	-	54
Neoplux Market-Frontier Secondary Fund	Fees and commission income		187	381	228	459
Gyeonggi-Neoplux Superman Fund	Fees and commission income		148	297	159	319
Shinhan-Neoplux Energy Newbiz Fund	Fees and commission income		239	477	247	493
NewWave 6th Fund	Fees and commission income		245	489	247	523

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

30. **Related parties (continued)**

(b) Transactions with the related parties for the six-month periods ended June 30, 2023 and 2022 are as follows (continued):

Related party	Account		June 30, 2023		June 30, 2022	
			Three-month	Six-month	Three-month	Six-month
Investments in associates (continued):						
SHINHAN-NEO Core Industrial Technology Fund	Fees and commission income	₩	125	249	125	249
KTC-NP Growth Champ 2011-2 Private Equity Fund (*3)	Interest income		13	36	-	-
Neoplux No.3 Private Equity Fund	Fees and commission income		667	1,327	811	1,723
Shinhan Smilegate Global PEF I	Fees and commission income		-	-	-	49
SHINHAN-NEO Market-Frontier 2nd Fund	Fees and commission income		401	793	512	1,025
SWK-Shinhan New Technology Investment Fund 1st	Fees and commission income		15	30	31	46
Ulmus SHC innovation investment fund	Fees and commission income		23	46	23	46
iPIXEL Co.,Ltd.	Interest income		-	-	1	1
CJL No.1 Private Equity Fund	Interest expense		(3)	(5)	(1)	(2)
Leverent-Shinhan Vista New Technology Investment Fund	Fees and commission income		40	40	-	-
Kiwoom-Shinhan Innovation Fund 2	Fees and commission income		68	136	70	139
ETRI Holdings-Shinhan 1st Unicorn Fund	Fees and commission income		25	50	-	25
Shinhan-Time mezzanine blind Fund	Fees and commission income		75	75	-	-
Shinhan VC tomorrow venture fund 1	Fees and commission income		850	1,700	850	1,700
JS Shinhan Private Equity Fund	Fees and commission income		150	298	(148)	298
Stonebridge-Shinhan Unicorn Secondary Fund	Fees and commission income		148	296	148	295
Shinhan-Kunicorn first Fund	Fees and commission income		-	232	-	261
Shinhan-Quantum Startup Fund	Fees and commission income		38	76	39	49
Shinhan Simone Fund I	Fees and commission income		-	78	-	78
Shinhan Whitrin New Tech Fund	Fees and commission income		22	43	15	15
DDI LVC Master Real Estate Investment Trust Co., Ltd.	Interest expense		-	-	(1)	(1)
Logisvalley Shinhan REIT Co.,Ltd.	Interest income		493	983	16	16
〃	Fees and commission income		40	81	-	-
〃	Interest expense		(1)	(1)	-	-
〃	Reversal of (provision for) credit losses allowance		24	(4)	(29)	(29)
Shinhan Dev Healthcare Investment Fund	Fees and commission income		19	39	28	28
Shinhan-Cognitive Start-up Fund L.P.	Fees and commission income		59	67	192	192
Global Commerce New Technology Investment Fund	Fees and commission income		7	22	-	-
Shinhan-HGI Entities with social responsibility Investment Fund	Fees and commission income		15	31	-	-
Shinhan WWG Energy Fund New Technology Investment Fund	Fees and commission income		12	23	-	-
Shinhan-Ji and Tec Smart Innovation Fund	Fees and commission income		65	130	-	-
Global Net Zero Solution Security Investment Trust	Fees and commission income		20	39	-	-
SH 1.5years Maturity Investment Type Security Investment Trust No.2	Fees and commission income		4	8	-	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

30. <u>**Related parties (continued)**</u>

(b) Transactions with the related parties for the six-month periods ended June 30, 2023 and 2022 are as follows (continued):

Related party	Account		June 30, 2023		June 30, 2022	
			Three-month	Six-month	Three-month	Six-month
Investments in associates (continued):						
Shinhan Global Active REIT Co. Ltd	Interest expense	₩	-	(1)	-	-
DeepBlue No.1 Private Equity Fund	Interest expense		(3)	(8)	-	-
Shinhan Time 1st Investment fund	Fees and commission income		-	26	-	-
Shinhan SGC ESG Investment Fund 1st	Fees and commission income		29	57	-	-
Shinhan-iSquare Venture PEF 1st	Fees and commission income		25	50	-	-
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st	Fees and commission income		-	42	-	-
DS-Shinhan-JBWoori New Media New Tehcnology Investment Fund No.1	Fees and commission income		-	216	-	-
NH-J&-IBKC Label Technology Fund	Interest expense		(7)	(7)	-	-
Bonanza-Shinhan GIB Innovative Semiconductor Investment Fund	Fees and commission income		55	55	-	-
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund	Fees and commission income		5	5	-	-
Shinhan M&A ESG Investment Fund	Fees and commission income		156	156	-	-
Key management personnel and their close family members	Interest income		61	134	45	87
		₩	6,067	12,166	8,106	14,915

(*1) Excluded from the associates due to disposal and liquidation for the year ended December 31, 2022.
(*2) For the year ended December 31, 2022, it is incorporated into the consolidation target as the Group held control due to an increased equity ratio and BNP Paribas Cardif General Insurance, Ltd. has changed its name to Shinhan EZ General Insurance, Ltd. The amount for the six-month period ended June 30, 2022 is recorded before Shinhan EZ General Insurance, Ltd. was included into the Group's consolidation scope.
(*3) Excluded from the associates due to disposal and liquidation for the six-month period ended June 30, 2023.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

30. Related parties (continued)

(c) Key management personnel compensation

Key management personnel compensation for the six-month periods ended June 30, 2023 and 2022 are as follows:

		June 30, 2023		June 30, 2022	
		Three-month	Six-month	Three-month	Six-month
Short-term employee benefits	₩	7,111	12,991	4,513	13,281
Severance benefits		177	395	167	375
Share-based payment transactions(*)		1,649	3,689	1,443	6,066
	₩	8,937	17,075	6,123	19,722

(*) The expenses of share-based payment transactions are the remuneration expenses during the vesting period.

(d) The guarantees and purchase agreement provided between the related parties as of June 30, 2023 and December 31, 2022 are as follows:

		Amount of guarantees		
Guarantor	Guaranteed Parties	June 30, 2023	December 31, 2022	Account
Shinhan Bank	BNP Paribas Cardif Life Insurance ₩	10,000	10,000	Unused loan limit
″	Key Management Personnel	3,259	2,143	Unused loan limit
Shinhan Card	BNP Paribas Cardif Life Insurance	874	883	Unused credit card limit
The Group	Structured entities	248,901	296,118	Purchase agreement
	₩	263,034	309,144	

(e) Details of collaterals provided by the related parties as of June 30, 2023 and December 31, 2022 are as follows:

			Amount of assets pledged	
Provided to	Provided by	Pledged assets	June 30, 2023	December 31, 2022
	BNP Paribas Cardif Life Insurance	Government bonds ₩	12,400	12,400
	iPIXEL Co.,Ltd.	Electronic credit guarantee	-	190
Shinhan Bank	Logisvalley Shinhan REIT Co.,Ltd.	Collateral trust	39,600	51,600
	Key Management Personnel	Properties	9,540	8,073
		Deposits and etc.	1,198	1,306
		Guarantee	2,479	3,092
			13,217	12,471
		₩	65,217	76,661

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

30. **Related parties (continued)**

(f) Details of significant loan transactions with related parties for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows:

Classification	Company	June 30, 2023				
		Beginning	Loan	Recover	Others(*)	Ending
Investments in associates	Nomura-Rifa Private Real Estate Investment Trust No.19	₩ 11,880	-	-	(294)	11,586
	Goduck Gangil1 PFV Co., Ltd.	6,825	-	(4,500)	-	2,325
	Goduck Gangil10 PFV Co., Ltd.	3,100	-	(1,200)	-	1,900
	Logisvalley Shinhan REIT Co.,Ltd.	43,000	33,000	(43,000)	-	33,000
Key Management Personnel		6,563	2,646	(3,594)	-	5,615
	Total	₩ 71,368	35,646	(52,294)	(294)	54,426

(*) The effect on changes in credit loss allowance is included.

Classification	Company	December 31, 2022				
		Beginning	Loan	Recover	Others(*)	Ending
Investments in associates	Nomura-Rifa Private Real Estate Investment Trust No.19	₩ 11,880	-	-	-	11,880
	EDNCENTRAL Co..,Ltd.	19,739	-	(20,000)	261	-
	Goduck Gangil1 PFV Co., Ltd.	12,000	-	(5,175)	-	6,825
	Goduck Gangil10 PFV Co., Ltd.	7,600	-	(4,500)	-	3,100
	iPIXEL Co.,Ltd.	55	-	-	(55)	-
	Logisvalley Shinhan REIT Co.,Ltd.	-	43,000	-	-	43,000
Kay Management Personnel		6,150	4,590	(4,177)	-	6,563
	Total	₩ 57,424	47,590	(33,852)	206	71,368

(*) The effect on changes in credit loss allowance is included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

31. **Interests in unconsolidated structured entities**

(a) The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, structured financing, beneficiary certificates (primarily investment funds) and other structured entities and characteristics of these structured entities are as follows:

	Description
Assets-backed securitization	Securitization vehicles are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators' funding activities and enhance their financial soundness. The Group is involved in the securitization vehicles by purchasing (or committing to purchase) the asset-backed securities issued and/or providing other forms of credit enhancement.
	The Group does not consolidate a securitization vehicle if (i) the Group is unable to make or approve decisions as to the modification of the terms and conditions of the securities issued by such vehicle or disposal of such vehicles' assets, (ii) (even if the Group is able to do such) if the Group does not have the exclusive or primary power to do so, or (iii) if the Group does not have exposure, or right, to a significant amount of variable returns from such entity due to the purchase (or commitment to purchase) of asset-backed securities so issued or subordinated obligations or by providing other forms of credit support.
Structured financing	Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc. The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.
Investment fund	Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public and distributes its income and capital gains to their investors. The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.

The size of unconsolidated structured entities as of June 30, 2023 and December 31, 2022 are as follows:

		June 30, 2023	December 31, 2022
Total assets:			
Asset-backed securitization	₩	175,678,097	238,433,221
Structured financing		357,605,563	343,752,303
Investment fund		394,152,144	353,910,099
	₩	927,435,804	936,095,623

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

31. Interests in unconsolidated structured entities (continued)

(b) The nature of risks related to interests in unconsolidated structured entities

i) The carrying value of the assets and liabilities relating to its interests in unconsolidated structured entities as of June 30, 2023 and December 31, 2022 are as follows:

		June 30, 2023			
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets under consolidated financial statements:					
Loans measured at fair value through profit or loss	₩	9,372	302,598	-	311,970
Loan at amortized cost		1,184,036	16,390,017	137,631	17,711,684
Securities measured at fair value through profit or loss		3,846,542	239,525	13,827,183	17,913,250
Derivative assets		567	-	-	567
Securities at fair value through OCI		3,977,473	177,231	-	4,154,704
Securities at amortized cost		4,368,525	-	3,958	4,372,483
Other assets		4,803	49,152	3,517	57,472
	₩	13,391,318	17,158,523	13,972,289	44,522,130
Liabilities under consolidated financial statements:					
Derivate liabilities	₩	18,587	597	-	19,184
Other liabilities		891	10,826	42	11,759
	₩	19,478	11,423	42	30,943

		December 31, 2022			
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets under consolidated financial statements:					
Loans measured at fair value through profit or loss	₩	9,269	693,630	498	703,397
Loan at amortized cost		869,478	15,725,255	183,263	16,777,996
Securities measured at fair value through profit or loss		2,504,857	254,680	14,114,719	16,874,256
Derivative assets		4,432	-	-	4,432
Securities measured at fair value through OCI		1,919,283	179,714	-	2,098,997
Securities at amortized cost		6,894,241	-	-	6,894,241
Other assets		4,337	44,448	41,588	90,373
	₩	12,205,897	16,897,727	14,340,068	43,443,692
Liabilities under consolidated financial statements:					
Derivate liabilities	₩	24,902	91	-	24,993
Other liabilities		788	18,840	100	19,728
	₩	25,690	18,931	100	44,721

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

31. <u>**Interests in unconsolidated structured entities (continued)**</u>

(b) The nature of risks related to interests in unconsolidated structured entities (continued)

ii) The maximum risk exposure of the Group relating to its interests in unconsolidated structured entities as of June 30, 2023 and December 31, 2022 are as follows:

| | | **June 30, 2023** | | | |
		Assets-backed securitization	**Structured financing**	**Investment fund**	**Total**
Assets held	₩	13,391,318	17,158,523	13,972,289	44,522,130
Purchase agreements		1,070,850	25,447	2,322,857	3,419,154
Loan commitments		419,266	1,035,845	15,545	1,470,656
Guarantees		-	255,400	-	255,400
Others		-	185,677	-	185,677
	₩	14,881,434	18,660,892	16,310,691	49,853,017

| | | **December 31, 2022** | | | |
		Assets-backed securitization	**Structured financing**	**Investment fund**	**Total**
Assets held	₩	12,205,897	16,897,727	14,340,068	43,443,692
Purchase agreements		1,014,702	104,773	2,271,063	3,390,538
Loan commitments		419,039	988,331	-	1,407,370
Guarantees		15,000	80,000	-	95,000
Others		-	103,039	-	103,039
	₩	13,654,638	18,173,870	16,611,131	48,439,639

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

32. Events after the reporting period

(a) Quarterly dividend resolution

The Company decided to pay a quarterly dividend of ₩ 525 per share for common stock by a resolution of the board of directors on July 27, 2023. The total amount of dividends is ₩ 272,129 million, and the dividend base date is June 30, 2023.

(b) Treasury stock retirement

To enhance the shareholders' value, the Group made a decision on the acquisition and retirement of treasury stock amounted to ₩ 100 billion based on the resolution of the board of directors on July 27, 2023.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022(In millions of Korean won)

33. Uncertainty due to changes in domestic and global economic conditions

The rapid spread of the COVID-19 is negatively affecting the global economy. The Group uses forward-looking information to estimate expected credit losses in accordance with K-IFRS 1109 'Financial Instruments' and the default rate at the end of 2022 was re-estimated and reflected in the measurement of expected credit loss allowance using the changed forward-looking information on GDP growth rate and private consumption growth rate, which are major variables for calculating the default rate. The Group will continue to monitor the impact of the COVID-19 disease and the external and internal economic uncertainties on the economy.

Risk exposures by major consolidated subsidiaries due to COVID-19 are as follows, figures may significantly vary for industries that are highly affected by future economic conditions:

(a) Shinhan Bank

		June 30, 2023							
		Airlift passenger	Lodging	Oil/petroleum refinery	Art-related	Movie theater	Clothing manufacturing	Travel	Total
Loans at amortized cost	₩	208,489	3,330,580	942,011	216,601	59,126	2,265,005	53,802	7,075,614
Securities at fair value through profit or loss		-	-	9,894	-	-	-	-	9,894
Securities at fair value through other comprehensive income		116,318	18,960	198,290	-	-	21,223	-	354,791
Securities at amortized cost		60,003	-	-	-	-	-	-	60,003
Off-balance accounts		446,821	241,689	3,729,651	10,631	79,027	1,074,598	31,437	5,613,854
	₩	831,631	3,591,229	4,879,846	227,232	138,153	3,360,826	85,239	13,114,156

		December 31, 2022							
		Airlift passenger	Lodging	Oil/petroleum refinery	Art-related	Movie theater	Clothing manufacturing	Travel	Total
Loans at amortized cost	₩	154,076	3,281,340	1,217,228	209,652	76,982	2,160,803	56,719	7,156,800
Securities at fair value through other comprehensive income		123,875	18,416	211,000	-	-	14,776	-	368,067
Securities at amortized cost		59,997	-	-	-	-	-	-	59,997
Off-balance accounts		435,399	254,076	2,731,899	8,500	76,817	1,162,054	36,784	4,705,529
	₩	773,347	3,553,832	4,160,127	218,152	153,799	3,337,633	93,503	12,290,393

139

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

33. **Uncertainty due to changes in domestic and global economic conditions (continued)**

(b) Shinhan Card Co., Ltd.

		June 30, 2023			
		Retails			
		Credit sales	Short term card loan	Long term card loan	Total
Loans at amortized cost	₩	358,806	110,360	312,890	782,056
Total limit		654,433		-	654,433

		December 31, 2022			
		Retails			
		Credit sales	Short term card loan	Long term card loan	Total
Loans at amortized cost	₩	439,882	187,652	424,445	1,051,979
Total limit		870,572		-	870,572

(c) Jeju Bank

		June 30, 2023							
		Airlift passenger	Lodging	Art-related	Movie theater	Travel	Bus rental	Bath services	Training facilities	Total
Loans at amortized cost	₩	-	309,153	4,928	216	10,339	7,388	8,805	5,506	346,335
Off-balance accounts		-	7,959	193	-	841	329	441	14	9,777
	₩	-	317,112	5,121	216	11,180	7,717	9,246	5,520	356,112

		December 31, 2022							
		Airlift passenger	Lodging	Art-related	Movie theater	Travel	Bus rental	Bath services	Training facilities	Total
Loans at amortized cost	₩	-	303,118	4,752	226	11,299	8,152	9,064	5,438	342,049
Off-balance accounts		1	6,107	173	4	841	384	339	4	7,853
	₩	1	309,225	4,925	230	12,140	8,536	9,403	5,442	349,902

As of June 30, 2023 and December 31, 2022, the exposures of the loans applied for moratorium of interest payments and moratorium of repayment in installments by Shinhan Bank and Jeju Bank are as follows:

(a) Shinhan Bank

		June 30, 2023	December 31, 2022
Moratorium of interest payments	₩	108,556	165,442
Moratorium of repayment in installments		844,459	1,105,481
Moratorium of interest payments and moratorium of repayment in installments		55,230	66,218
Extension of maturity date		6,320,877	7,528,585
	₩	7,329,122	8,865,726

(b) Jeju Bank

		June 30, 2023	December 31, 2022
Moratorium of interest payments	₩	2,906	-
Moratorium of repayment in installments		339,671	351,129
	₩	342,577	351,129

140

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

34. **LIBOR Interest rates**

The effective interest rate, not the carrying value, is adjusted when replacing the interest rate index of a financial instrument measured at amortized cost in relation to the reform of the interest rate index. It includes exceptions, such as allowing hedge accounting to continue uninterrupted even if an interest rate indicator replacement occurs in a hedging relationship.

(a) Non-derivative financial assets

		Carrying Value	
		USD (*2)	
		June 30, 2023	December 31, 2022
Due from banks and loans at amortized cost:			
Loans	₩	70,218	2,511,050
Financial assets at fair value through profit or loss:			
Corporate bonds and others		97,458	253,126
Securities at fair value through other comprehensive income:			
Financial institution bonds		-	189,047
Corporate bonds and others		-	229,030
		-	418,077
Commitments and financial guarantee contracts(*1)	₩	270,808	217,839

(*1) Commitments and financial guarantee contracts are at nominal value.
(*2) The instruments that are matured before June 30, 2023 are excluded when the USD LIBOR interest rate calculation is discontinued.

(b) Non-derivative financial liabilities

		Carrying Value	
		USD (*)	
		June 30, 2023	December 31, 2022
Financial liabilities at amortized cost:			
Deposits	₩	-	200,000
Borrowings		-	50,692
Debt securities issued		16,065	1,355,525
		16,065	1,606,217
Financial liabilities designated at FVTPL:			
Derivatives-combined securities	₩	15,000	15,000

(*) The instruments that are matured before June 30, 2023 are excluded when the USD LIBOR interest rate calculation is discontinued.

(c) Derivatives

		Value of Open Interest	
		USD (*)	
		June 30, 2023	December 31, 2022
Held for trading using:			
Interest rates related	₩	1,563,494	11,488,018
Foreign currency related		-	11,718,419
Equity related		175,497	183,779
Credit related		-	2,370
Others		420,096	405,536
		2,159,087	23,798,122
Held for hedging:			
Interest rates related		-	4,244,514
Foreign currency related		16,069	132,988
	₩	16,069	4,377,502

(*) The instruments that are matured before June 30, 2023 are excluded when the USD LIBOR interest rate calculation is discontinued.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

35. **Adoption of K-IFRS 1117 *'Insurance Contracts'***

The Group begins to apply K-IFRS 1117 *'Insurance Contracts'* on accounting periods beginning on 1 January 2023. The prior year's financial statements were retrospectively restated in accordance with the transition requirement of this Standard. This Standard replaces K-IFRS 1104 *'Insurance Contracts'*. K-IFRS 1117 provides new or revised requirements relating to recognition, measurement, presentation and disclosure principles of insurance contracts, reinsurance contracts and investment contracts with discretionary participation features. The Standard significantly changed the insurer's accounting by requiring groups of insurance contracts to be measured at current estimates of future cash flows expected to occur in the performance of the contract and at risk adjustments and insurance contract margins for separate non-financial risks.

The Group applied a retrospective application as described below in accordance with K-IFRS 1117 to insurance contracts, to the extent practicable, from the beginning date of the annual reporting period (the transition date) before its initial application date commences. The Group applied either the modified retrospective approach or the fair value approach to the insurance contracts impracticable to be applied with 1) below.

1) To identify, recognize and measure each group of insurance contracts as if this Standard had always applied;
   1-1) To identify, recognize and measure any assets for insurance acquisition cash flows as if this Standard had always applied (except that an entity is not required to apply the recoverability assessment before the transition date);
2) To derecognize any existing balances that would not exist had this Standard always applied; and
3) To recognize all net differences arising from the initial application of this Standard as an adjustment to the retained earnings (or, if appropriate, other components of equity) at the date of initial application, without adjusting goodwill recognized from the past business combinations.

In addition, the Group changed the classification and measurement of financial instruments related to the insurance business to manage the volatility of equity arising from the market value of insurance contract liabilities according to K-IFRS 1117. For the financial instruments, their classification and measurement changed in accordance with the transition requirement of K-IFRS 1117, the Group prepared the statement of financial position at the date of initial application of K-IFRS 1117 by adjusting the classification and measurement of financial assets removed between the transition date of K-IFRS 1117 and the initial application date in order to present comparative information as if K-IFRS 1109 had been applied to the financial instruments.

Separate account assets and liabilities from the statements of financial position and revenues or expenses in separate accounts from the statements of comprehensive income, which had been presented as one line item in accordance with the Enforcement Rules of the Insurance Business Act under K-IFRS 1104, are combined with the Group's general account and presented as related assets, liabilities, incomes, and expenses under K-IFRS 1117 with the elimination of intra-group transactions between the general account and the separate account.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

35. Adoption of K-IFRS 1117 *'Insurance Contracts'* (continued)

(a) Significant effects in the financial statement at the transition date, January 1, 2022 under K-IFRS 1117 are as follows:

i) Significant effects in the financial position at the transition date, January 1, 2022 under K-IFRS 1117 are as follows:

	Amount (A) (*1)		Amount (B) (*2)	Increase (B-A)
Assets:		**Assets:**		
Cash and due from banks at amortized cost	₩ 28,453,404	Cash and due from banks at amortized cost	₩ 29,049,341 ₩	
Financial assets at fair value through profit or loss	62,403,759	Financial assets at fair value through profit or loss	68,161,348	
Securities at fair value through other comprehensive income	64,838,323	Securities at fair value through other comprehensive income	90,893,467	
Securities at amortized cost	49,930,076	Securities at amortized cost	26,164,942	
Loans at amortized cost	389,137,156	Loans at amortized cost	384,810,774	
Other assets (*3)	53,389,467	Other assets	42,784,650	
	648,152,185		641,864,522	(6,287,663)
Liabilities:		**Liabilities:**		
Deposits	₩ 364,896,675	Deposits	₩ 364,874,652	
Borrowing	43,167,065	Borrowing	43,167,065	
Debt securities issued	80,149,362	Debt securities issued	80,149,362	
Insurance contract liabilities	54,333,498	Insurance contract liabilities	53,774,915	
Reinsurance contract liabilities	-	Reinsurance contract liabilities	281,763	
Investment contract liabilities	-	Investment contract liabilities	2,953,698	
Other liabilities (*3)	56,067,163	Other liabilities	46,447,117	
	598,613,763		591,648,572	(6,965,191)
Equity	₩ 49,538,422	**Equity**	₩ 50,215,950 ₩	677,528

(*1) Prepared in accordance with K-IFRS 1109 'financial instruments', K-IFRS 1104 'Insurance Contracts', and Enforcement Rules of the Insurance Business Act. (Application of the overlay approach under K-IFRS 1104 to financial assets related to insurance contracts)
(*2) Prepared in accordance with K-IFRS 1109 *'financial instruments'* and K-IFRS 1117 *'Insurance Contracts'* (changed business model is applied to financial assets related to insurance contracts under K-IFRS 1117)
(*3) Other assets and other liabilities under K-IFRS 1104 include separate account assets amounted to ₩ 9,501,135 million and separate account liabilities amounted to ₩ 9,834,894 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022(In millions of Korean won)

35. Adoption of K-IFRS 1117 *'Insurance Contracts'* (continued)

ii) Classification of financial assets (no derivatives) on January 1, 2022 as the transition date in accordance with K-IFRS 1117 is as follows:

	January 1,2022						
	Classification categories		Transition date (Jan. 1, 2022) under K-IFRS 1104	Separate account (*1)	Insurance contract loan excluded (*2)	Classification due to new business model	Transition date (Jan. 1, 2022) under K-IFRS 1117
Cash and due from banks at amortized cost	Financial assets at amortized cost	₩	28,453,404	595,937	-	-	29,049,341
Due from banks at fair value through profit or loss	Financial assets at fair value through profit or loss		34,262	-	-	-	34,262
Securities at fair value through profit or loss	Financial assets at fair value through profit or loss		60,686,153	6,121,716	-	(364,127)	66,443,742
Loans at fair value through profit or loss	Financial assets at fair value through profit or loss		1,683,344	-	-	-	1,683,344
Securities at fair value through other comprehensive income	Financial assets at fair value through other comprehensive income		64,838,323	2,035,462	-	24,019,681	90,893,466
Securities at amortized cost	Financial assets at amortized cost		49,930,076	-	-	(23,765,134)	26,164,942
Loans at amortized cost	Financial assets at amortized cost		389,137,156	768,256	(5,094,638)	-	384,810,774

(*1) Consisted of the total of separate account and intercompany transactions that are eliminated.
(*2) Insurance contract loans, which used to be recognized as separate assets under K-IFRS 1104 *'Insurance Contracts'* and Enforcement Rules of the Insurance Business Act., are measured as part of insurance contracts in accordance with K-IFRS 1117.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

35. __Adoption of K-IFRS 1117 *'Insurance Contracts'* (continued)__

iii) Significant adjustments to assets, liabilities and equity under K-IFRS 1117 on January 1, 2022 as the transition date are as follows:

	Assets	Liabilities	Equity
Application of K-IFRS 1104 on January 1, 2022 ₩	648,152,185	598,613,763	49,538,422
Elimination of carrying value of K-IFRS 1104 items:		-	
Loans at amortized cost (insurance contract loans)	(5,094,638)	-	(5,094,638)
Unamortized acquisition cost	(954,949)	-	(954,949)
Insurance contract liabilities	-	(61,187,386)	61,187,386
Intercompany transactions with separate account for the consolidation presentation	45,458	44,919	539
Others (*)	(161,677)	(124,117)	(37,560)
Application of K-IFRS 1117:			
Reclassification of financial assets	(109,579)	-	(109,579)
Recognition of insurance contract liabilities	-	53,774,915	(53,774,915)
Recognition of reinsurance contract liabilities	-	281,763	(281,763)
Tax effects from adjustments	(12,278)	244,715	(256,993)
Total of adjustments for transition date	(6,287,663)	(6,965,191)	677,528
Application of K-IFRS 1117 on January 1, 2022 (the transition date) ₩	641,864,522	591,648,572	50,215,950

(*) Consisted of exclusion of accounts receivable (payable) and others that are measured as part of insurance contracts under K-IFRS 1117.

iv) Significant adjustments to accumulated other comprehensive income (loss) and retained earnings as part of the statement of changes in equity under K-IFRS 1117 on January 1, 2022 as the transition date are as follows:

	January 1, 2022	
	Accumulated other comprehensive income (loss)	Retained earnings
Application of K-IFRS 1104 on January 1, 2022 (the transition date) ₩	(984,936)	30,541,300
Recognition of net difference from initial application of K-IFRS 1117	(41,703)	624,929
Elimination of financial assets at fair value through profit or loss the overlay approach)	(209,645)	209,645
Reclassification of financial instruments under K-IFRS 1117	(98,260)	(10,001)
Recognition of net insurance finance income from insurance contract assets(liabilities)	459,556	-
Tax effects from adjustments	(30,236)	(226,758)
	79,712	597,815
Application of K-IFRS 1117 on January 1, 2022 (the transition date) ₩	(905,224)	31,139,115

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

35. Adoption of K-IFRS 1117 *'Insurance Contracts'* (continued)

(b) Significant effects in the primary financial statements such as the financial position as of December 31, 2022 and comprehensive income statement for the six-month period ended June 30, 2023 under K-IFRS 1117 are as follows:

i) The statement of financial position as of December 31, 2022

		Amount under K-IFRS 1104	Adjustment for K-IFRS 1117	Amount under K-IFRS 1117
Assets				
Cash and due from banks at amortized cost	₩	29,532,235	518,605	30,050,840
Financial assets at fair value through profit or loss		56,643,669	4,864,612	61,508,281
Securities at fair value through other comprehensive income		63,661,719	21,807,442	85,469,161
Securities at amortized cost		57,971,492	(24,600,294)	33,371,198
Loans at amortized cost		412,291,511	(4,392,539)	407,898,972
Reinsurance contract assets		-	88,772	88,772
Other assets		55,783,655	(9,737,649)	46,046,006
		675,884,281	(11,451,051)	664,433,230
Liabilities				
Deposits		383,010,745	(22,451)	382,988,294
Borrowings		49,279,175	-	49,279,175
Debt securities issued		77,288,783	-	77,288,783
Insurance contract liabilities		54,315,124	(8,410,351)	45,904,773
Reinsurance contract liabilities		-	62,803	62,803
Investment contract liabilities		-	2,133,586	2,133,586
Other liabilities		60,860,032	(7,507,774)	53,352,258
		624,753,859	(13,744,187)	611,009,672
Equity	₩	51,130,422	2,293,136	53,423,558

ii) The statement of comprehensive income for the six-month period ended June 30, 2023

		Amount under K-IFRS 1104	Adjustment for K-IFRS 1117	Amount under K-IFRS 1117
Operating income				
Net interest income (expense)	₩	3,655,152	(53,474)	3,601,678
Net fees and commission income (expense)		6,016,225	(916,679)	5,099,546
Net insurance income (expense)		1,438,928	(76,159)	1,362,769
Net insurance finance income (expense)		(449,547)	964,441	514,894
Other operating expenses		-	680,117	680,117
		(3,350,454)	(705,194)	(4,055,648)
Equity method income		33,290	-	33,290
Other non-operating income, net		55,184	(508)	54,676
Profit before income taxes		3,743,626	(53,982)	3,689,644
Income tax expense		(983,112)	15,529	(967,583)
Profit for the period		2,760,514	(38,453)	2,722,061
Other comprehensive income for the period, net of income tax		(2,167,963)	1,268,702	(899,261)
Total comprehensive loss for the period	₩	592,551	1,230,249	1,822,800

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Interim Financial Statements
June 30, 2023 and 2022(Unaudited), and December 31, 2022
(In millions of Korean won)

35. <u>**Adoption of K-IFRS 1117 *'Insurance Contracts'* (continued)**</u>

(b) Significant effects in the primary financial statements such as the financial position as of December 31, 2022 and comprehensive income statement for the six-month period ended June 30, 2023 under K-IFRS 1117 are as follows

iii) The statement of cash flows for the six-month period ended June 30, 2023

		Amount under K-IFRS 1104	Adjustment for K-IFRS 1117	Amount under K-IFRS 1117
Cash flows from operating activities	₩	2,361,500	41,168	2,402,668
Cash flow from investing activities		(7,914,863)	31,841	(7,883,022)
Cash flow from financing activities		6,130,510	-	6,130,510
Effect of exchange rate changes on cash and cash equivalents held		95,562	1,324	96,886
Cash and cash equivalents at the beginning of the period (*)		24,103,443	482,230	24,585,673
Cash and cash equivalents at the end of the period (*)	₩	24,776,152	556,563	25,332,715

(*) The deposits with restrictions under relevant regulations, reserve deposits, are included in cash and cash equivalents.